

Hexcel Corporation ANNUAL REPORT 2008





Prudence.
Patience.
Perseverance.


HEXCEL

Financial Highlights

(in millions except per share amounts)	2008	2007*	2006*
Net Sales	$1,324.9	$1,171.1	$1,049.5
Operating Income	$ 130.9	$ 114.9	$ 103.4
Net Income from continuing operations	$ 111.2	$ 63.3	$ 64.9
Diluted Net Income from continuing operations per share	$ 1.14	$ 0.66	$ 0.68

Non-GAAP Measures for year-over-year comparisons (see page 16 for definition):	2008	2007	2006
Adjusted Operating Income	$ 145.0	$ 134.8	$ 114.5
Adjusted Net Income	$ 79.7	$ 69.5	$ 48.5
Adjusted Diluted Net Income from continuing operations per share	$ 0.82	$ 0.72	$ 0.51

*All financial data presented has been reclassified to report our U.S. EBGI business and Architectural business in France as discontinued operations (both businesses sold in 2007).


SALES
in millions
$1,500
$1,200
$900
$600
$300
$ –
$730
$837
$958
$1,050
$1,171
$1,325
2003
2004
2005
2006
2007
2008


ADJUSTED OPERATING INCOME
in millions
$160
$120
$80
$40
$ –
$45
$65
$102
$115
$135
$145
2003
2004
2005
2006
2007
2008


ADJUSTED NET INCOME
in millions
90
80
70
60
50
40
30
20
10
0
(10)
$(9)
$10
$46
$49
$70
$80
2003
2004
2005
2006
2007
2008


SHAREHOLDERS' EQUITY
in millions
600
500
400
300
200
100
0
(100)
($93)
($24)
$211
$302
$428
$509
2003
2004
2005
2006
2007
2008

To Our Shareholders

On February 3rd 2009, Marc Guillemot's 60 foot sailboat "Safran" limped across the finish line after 95 days at sea to place third in the *Vendée Globe*, a rigorous, solo, around-the-world sailing race. Three of the top four finishers had boats custom-made with Hexcel composite materials but as Safran is an important European aerospace customer of ours, we were a project partner on Marc's boat. His heroic efforts to come to the aid of a competitor in distress and his collision with a whale that took out his keel only added to the challenge of this harrowing event. As I followed his progress through violent storm and dead calm, I came to realize that almost as important as great skill and a well designed boat, are the prudence, patience and perseverance required to safely finish. As Hexcel seems to be headed from sustained, high tail winds to a period of unpredictable weather, ***Prudence, Patience and Perseverance*** are the attributes called for in 2009 for us as well.


IMOCA
OCEAN RACING
FRA 25
SAFRAN

Almost 90% of our sales are for the aerospace (commercial and military) and wind turbine markets – **each grew at a double digit rate in 2008**

Above: Eurofighter Typhoon
Right: UH60M BLACKHAWK



2008 – A record year

For the fifth year in a row Hexcel delivered double digit growth, with sales crossing the $1.3 billion mark despite the disruption of an extended late-year strike by one of our biggest customers. While external shocks from currency swings, oil-based commodities, utilities and freight created challenges, Hexcel sailed through the storm to deliver record earnings per share of $1.14, or $0.82 if you exclude some good one-time gains primarily from our new tax strategies.

This growth was driven by market dynamics and our product positioning. By divesting all but those parts of the business that have compelling growth prospects and where we have a sustainable competitive advantage, we positioned ourselves downwind. Almost 90% of our sales are for the aerospace (commercial and military) and wind turbine markets – each grew at a double digit rate in 2008, in fact each has averaged double digit growth over the last five years! In sailing, "running" downwind is the most difficult direction to manage. Likewise, it was a difficult year at Hexcel as we raced to install capacity for a breakneck pace of growth. New facilities in Spain, France, Germany, and China have been added to support European aerospace and expansion into Asia by our wind energy customers. Record capital spending, incremental fixed and start-up costs put pressure on our cash flow and earnings, but we still managed to reduce our leverage (net debt/EBITDA) while implementing our strategic operations plan.

These new facilities are essential building blocks of long term growth. Certainly, the global credit crisis and the state of the economy will diminish our near term prospects, but we think of today's troubles as temporary setbacks in a long race. We need to adapt, and adapt we will. But ***Prudence, Patience and Perseverance*** will be applied to manage through any short term market disruptions without sacrificing our long term prospects.

NET DEBT / EBITDA



6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
.0x
5.3x
3.9x
3.0x
2.7x
1.8x
1.7x
2003
2004
2005
2006
2007
2008





Hexcel materials were used by ATK to produce structural components for the new James Webb Space Telescope.

ANNOUNCED NAMEPLATE CARBON FIBER CAPACITY



MILLIONS OF LBS
18
16
14
12
10
8
6
4
2
0
5,500
16,000
2004
2005
2006
2007
2008
2009
2010
2011
2012


A350
A350 AIRBUS
© AIRBUS

The A350 program is expected to generate over **$4 billion in Hexcel revenues through 2025**. No contract in the 60 year history of the company even comes close in size.

Composites – The long view keeps getting better

In May of 2008 we announced that Hexcel was selected to provide primary structural composite materials for the Airbus A350 XWB, a new commercial aircraft that will be over 50% carbon fiber composites by weight, like the Boeing 787 with which it will compete. Both aircraft replace mostly aluminum predecessors and thus both will dramatically drive the sales of composites for years to come. The A350 program is expected to generate over $4 billion in Hexcel revenues through 2025. No contract in the 60 year history of the company even comes close in size.

The tremendous market acceptance of these new composite-intensive aircraft indicate that penetration of carbon composites in commercial aerospace will continue for decades, just as it already is in military programs. To date, the early aircraft retirements, deferrals and cancellations have had the biggest impact on older, smaller, less efficient models. The composites mix of the current aircraft on order will provide an accelerator effect to any build rate growth, even more than it has in recent years.

The long term trends for wind turbine blades, our other major area of focus, are also compelling. In Europe, the region most responsible for the emergence of this market, new mandates to expand the use of clean, renewable energy will stimulate new growth for many years to come. But it's not just a European story any more. Asian growth rates are projected to outpace the rest of the world, and in 2008 for the first time the United States became the world leader of installed wind generating capacity. Our customers now have turbine blade manufacturing capabilities in all three regions, and soon, so will we. By far and away, wind is the largest and most practical of the renewable energy sources. The global focus on the environment and energy independence is only likely to intensify over time, and Hexcel is well positioned to participate in this attractive macro-trend.

Our end markets are capital intensive, and depend upon orderly credit markets to maintain their growth trends. If there is a disruption, it most certainly will be temporary and the eventual recovery could just be more pronounced – ***Patience***.



Good ideas and innovations must be driven into existence

by courageous PATIENCE.

Hyman G. Rickover, 1900-1986, Naval Engineering Officer

© BOEING

New Programs have up to 10x the composite content of the legacy narrow body programs.

COMPOSITES PENETRATION

Each bubble represents Hexcel's dollars per shipset x number of planes in backlog



$4
$3
$2
$1
0
HEXCEL CONTENT PER PLANE (IN $ MILLIONS)
Average Legacy $'s/Plane
LEGACY NARROW BODY
LEGACY WIDE BODY
787/747-8
A350 (AWARDED TO DATE)
A380

The global expansion of wind energy markets, and the shift to intermediate modulus fiber for composite aircraft, have been the impetus to our new vision of an optimized manufacturing template for the future.

Innovation – A dramatic change underway

The A350, B787, and the emergence of the wind turbine industry have caused a tectonic shift in the projected demand for advanced composites – moving this nascent industry from niche to mainstream. In anticipation of this step-change, we have made significant changes to the way we develop products and the way we manufacture them.

Design engineers at our customers have long base-lined their composite designs on what materials were known, rather than what could be. Having a large database of historical usage and incumbency were the key competitive advantages to being selected. We all pressed for standardization on existing materials to get economies of scale. But as composites become the main input material for our customers' products, performance optimization becomes critical and new program volumes allow economies even if not standardized. An advanced resin pre-impregnated fiber (what we call prepreg), assembled into a structure is a complex system with well over 20 key performance characteristics to consider. Important attributes such as cure time, tensile strength, impact resistance, stiffness and other more complex measures can all be manipulated through fiber, resin formulation or process changes. As the world leader in such advanced materials, our broad range of proven products has long been our competitive advantage, but in the case of the A350, years of close work with our customer resulted in an all new material with performance well beyond our most recent systems but, more importantly, optimized to allow a lighter aircraft design. Similarly, work with Boeing on the 787 resulted in a new product offering for aerospace, HexMC®, which allows smaller high volume parts to be manufactured in automated presses rather than by manual lay-up. We also developed HexWeb® Acousti-Cap™ a new treatment for our honeycomb core that quiets jet engine noise more than any competing system. Our new HexTool® product can reduce the weight of tools used for manufacturing large composite parts by 75%. For wind turbine blades, we've found ways to reduce the cure cycle and surface finishing times, improving the output capacity of our customers. These products and concepts were not invented in 2008; they are the result of years of patience and perseverance by our research and operations people and thousands of experiments to better understand the interaction of the variables. When the shift to high volume applications required our customers to seek optimized performance of composite materials, we were ready to respond. After the attacks of September 11, 2001 caused a precipitous drop in our business we cut severely, over 30% of our professional work force – but we maintained or enhanced our research teams and continued to invest in the future. Hexcel, in addition to being the composite company with the broadest catalog of proven offerings, has become the solutions provider for those ready to push the state-of-the-art. ***Patience and Perseverance.***

The shift from niche to mainstream also calls for new manufacturing strategies. We've long been happy to procure most of our fiber from the many available suppliers. But recent advances in the performance of our intermediate modulus fibers have made them a critical element in winning the most stringent carbon competitions such as military programs, the A350 and the American Centrifuge

Project for uranium enrichment tubes. So we've embarked upon a major capital expansion program to align carbon fiber production with our demand profile as we foresee it. The emergence of high volume composite applications also allows us to optimize our prepreg manufacturing systems. Fibers and precision resin films or formulations can be delivered to "satellite" plants located next to our customers for on-demand conversion to prepreg. Just in time delivery, rapid change-overs, optimized process variables and packaging systems allow our customers to maximize the efficiency of their operations.

In the last two years, Hexcel has added world class manufacturing capacity at a cost of over $250 million dollars, establishing the global footprint for the Hexcel of the future. New carbon fiber capability is now well established in Alabama, Utah and Spain. Satellite prepreg plants are now established in France, Germany, China, and under construction in Colorado. Each new facility is strategically located close to a high volume customer, and can be expanded in modular increments well into the future. The global expansion of wind energy markets, and the shift to intermediate modulus fiber for composite aircraft, have been the impetus to our new vision of an optimized manufacturing template for the future. We have invested heavily, but prudently. With much of the infrastructure in place, we will be able to reduce our capital spending in 2009, yet be able to respond to increased demand as the market begins to rebound. We recognize the importance of cash flow and that the cost of money is likely to be higher for some time. We will carefully manage overhead, staffing, and capital spending to synchronize it with our growth outlook. ***Prudence.***



PRUDENCE is the virtue by which we discern what is proper to do under various circumstances in time and place.

John Milton
1608-1674, British Poet

I do not think that there is any other quality so essential to success of any kind as

the quality of PERSEVERANCE.

John D. Rockefeller
1839-1937, American Industrialist, Philanthropist

Bill Hunt retires as President

In 1958, a 15 year old Bill Hunt began his career as a lab assistant with a photographic film company. Four company ownership changes and fifty one years later, Bill is retiring. The quality and automation requirements of film making long inspired his vision to industrialize prepreg manufacturing. Today, our central filming and satellite prepreg manufacturing system has turned that vision into reality and has positioned Hexcel as the preeminent advanced structural materials company. We thank Bill for all he's done for Hexcel, the industry and for each of us who has had the privilege to work with him.

Shareholders – A devastating year

Record sales, record earnings, growth in every market, and the biggest contract win in the history of the company – sadly, it seems to have done nothing for shareholders. The compression of aerospace multiples, hedge fund sales, global credit and economic woes- the list of causes for our stock price goes on and on. I imagine none of these make you feel any better. I can promise you these explanations don't give our directors, managers, employees, or me any comfort.

What does give us comfort is that Hexcel has an enviable position in the world of industrial companies. Our markets are not going to go away – people will fly again, and in far greater numbers as the global economy expands. New carbon based military aircraft are coming into production; in commercial aerospace the B787, A380, and A350 have ten times the composites of the aircraft they replace; and wind turbine growth is projected to grow for years as states, countries, and entire continents commit to renewable, clean, locally produced energy. There are few who do what we do and there are high barriers to entry. It's textbook positioning and I still feel great about our prospects.

We have not hit a whale, we have not lost a keel and we are not sailing solo. We are 4300 dedicated, committed, passionate innovators strong. We are still in the race, we still expect to win.

Prudence, Patience, Perseverance ... Please!

Dave

David E. Berges,
CHAIRMAN AND CEO



Hexcel Corporation

Financial Overview

Table of Contents

Selected Financial Data

The following table summarizes selected financial data as of and for the five years ended December 31:

(In millions, except per share data)	2008	2007	2006	2005	2004
Results of Operations (a):					
Net sales	**$1,324.9**	$1,171.1	$1,049.5	$ 957.6	$ 837.0
Cost of sales	**1,035.7**	888.1	801.0	733.4	647.9
Gross margin	**289.2**	283.0	248.5	224.2	189.1
Selling, general and administrative expenses	**112.9**	114.0	105.5	97.1	98.3
Research and technology expenses	**31.4**	34.2	29.7	24.8	23.0
Business consolidation and restructuring expenses	**3.8**	7.3	9.9	2.9	2.7
Other expense, net	**10.2**	12.6	—	15.1	3.0
Operating income	**130.9**	114.9	103.4	84.3	62.1
Interest expense	**20.2**	21.4	23.6	29.6	43.4
Non-operating expense, net	—	1.1	0.1	40.9	2.2
Income from continuing operations before income taxes, equity in earnings and discontinued operations	**110.7**	92.4	79.7	13.8	16.5
Provision (benefit) for income taxes	**15.6**	33.4	34.7	(113.8)	2.6
Income from continuing operations before equity in earnings and discontinued operations	**95.1**	59.0	45.0	127.6	13.9
Equity in earnings from and gain on sale of investments in affiliated companies	**16.1**	4.3	19.9	3.6	1.1
Net income from continuing operations	**111.2**	63.3	64.9	131.2	15.0
Income (loss) from discontinued operations, net of tax	—	(2.0)	1.0	10.1	13.8
Net income	**111.2**	61.3	65.9	141.3	28.8
Deemed preferred dividends and accretion	—	—	—	(30.8)	(25.4)
Net income (loss) available to common shareholders	**$ 111.2**	$ 61.3	$ 65.9	$ 110.5	$ 3.4
Basic net income (loss) per common share:					
Continuing operations	**$ 1.15**	$ 0.67	$ 0.70	$ 1.67	$ (0.27)
Discontinued operations	—	(0.02)	0.01	0.17	0.35
Net income per common share	**$ 1.15**	$ 0.65	$ 0.71	$ 1.84	$ 0.09
Diluted net income (loss) per common share:					
Continuing operations	**$ 1.14**	$ 0.66	$ 0.68	$ 1.40	$ (0.25)
Discontinued operations	—	(0.02)	0.01	0.11	0.33
Net income per common share	**$ 1.14**	$ 0.64	0.69	$ 1.51	$ 0.08
Weighted-average shares outstanding:					
Basic	**96.4**	94.7	93.4	60.0	39.3
Diluted	**97.6**	96.5	95.5	93.7	42.1
Financial Position (a):					
Total assets	**$1,210.3**	$1,060.5	$1,014.5	$ 880.6	$ 776.8
Working capital	**$ 256.5**	$ 190.7	$ 206.5	$ 174.5	$ 157.3
Long-term notes payable and capital lease obligations	**$ 392.5**	$ 315.5	$ 409.8	$ 416.8	$ 430.4
Stockholders' equity (deficit) (b)	**$ 509.2**	$ 427.6	$ 301.6	$ 210.7	$ (24.4)
Other Data (a):					
Depreciation and amortization	**$ 43.9**	$ 39.8	$ 37.4	$ 38.8	$ 41.5
Capital expenditures and deposits for capital purchases	**$ 177.3**	$ 120.6	$ 117.9	$ 64.3	$ 35.0
Shares outstanding at year-end, less treasury stock	**96.4**	95.8	93.8	92.6	53.6

(a) All financial data presented has been restated to report our U.S. EBGI business and our Architectural business in France as discontinued operations.

(b) No cash dividends were declared per share of common stock during any of the five years ended December 31, 2008.

General Development of Business

Hexcel Corporation, founded in 1946, was incorporated in California in 1948, and reincorporated in Delaware in 1983. Hexcel Corporation and its subsidiaries (herein referred to as "Hexcel", "we", "us", or "our"), is a leading advanced composites company. We develop, manufacture, and market lightweight, high-performance composites, including carbon fibers, reinforcements, prepregs, honeycomb, matrix systems, adhesives and composite structures, for use in commercial aerospace, space and defense and industrial applications. Our products are used in a wide variety of end applications, such as commercial and military aircraft, space launch vehicles and satellites, wind turbine blades, automotive, bikes, skis and a wide variety of other industrial applications.

We serve international markets through manufacturing facilities, sales offices and representatives located in the Americas, Asia Pacific and Europe. We are also an investor in a joint venture in Malaysia, which manufactures composite structures for commercial aerospace. In July 2008 we completed the sale of our 40.48% interest in BHA Aero Composite Parts Co., Ltd. ("BHA") to the Boeing Company. BHA was located in Tianjin, China, and specializes in producing composite secondary structures and interior parts for aerospace applications.

NARRATIVE DESCRIPTION OF BUSINESS AND SEGMENTS

We are a manufacturer of products within a single industry: Advanced Composites. In 2007, we successfully concluded the reorganization of our former segments, Composites, Structures and Reinforcements in order to take full advantage of the many growing applications for advanced composite materials. We narrowed our focus and consolidated our activities through divestitures of our European Architectural business and U.S. electronics, ballistics and general industrial product lines, while retaining and combining our Reinforcements' activities related to advanced composites with the rest of the business. The divested businesses are reported as discontinued operations within this Annual Report. Unless otherwise indicated, all information within this Annual Report reflects the continuing operations of Hexcel.

Hexcel now reports two segments, Composite Materials and Engineered Products. The Composite Materials segment is comprised of our carbon fiber, reinforcements for composites, honeycomb core and matrix product lines. The Engineered Products segment is comprised of lightweight high strength composite structures and specially machined honeycomb product lines. All prior financial statement periods have been revised to reflect the current segment structure.

The following summaries describe the ongoing activities related to the Composite Materials and Engineered Products segments as of December 31, 2008.

Composite Materials

The Composite Materials segment manufactures and markets carbon fibers, fabrics and specialty reinforcements, prepregs, structural adhesives, honeycomb, composite panels, molding compounds, polyurethane systems and laminates that are incorporated into many applications, including military and commercial aircraft, wind turbine blades, recreational products and other industrial applications.

The following table identifies the principal products and examples of the primary end-uses from the Composite Materials segment:

SEGMENT	PRODUCTS	PRIMARY END-USES
Composite Materials	Carbon Fibers	• Raw materials for fabrics and prepregs • Filament winding for various space, defense and industrial applications
	Industrial Fabrics and Specialty Reinforcements	• Raw materials for prepregs and honeycomb • Composites and components used in aerospace, defense, wind energy, automotive, marine, recreation and other industrial applications
	Prepregs and Other Fiber-Reinforced Matrix Materials	• Composite structures • Commercial and military aircraft components • Satellites and launchers • Aeroengines • Wind turbine rotor blades • Yachts, trains and performance cars • Skis, snowboards, hockey sticks, tennis rackets and bicycles
	Structural Adhesives	• Bonding of metals, honeycomb and composite materials
	Honeycomb	• Composite structures and interiors • Impact and shock absorption systems • Helicopter blades

Carbon Fibers: HexTow® carbon fibers are manufactured for sale to third-party customers as well as for our own use in manufacturing certain reinforcements and composite materials. Carbon fibers are woven into carbon fabrics, used as reinforcement in conjunction with a resin matrix to produce pre-impregnated composite materials (referred to as "prepregs") and used in filament winding and advanced fiber placement to produce finished composite components. Key product applications include structural components for commercial and military aircraft, space launch vehicles, and certain other applications such as recreational and industrial equipment.

Industrial Fabrics and Specialty Reinforcements: Industrial fabrics and specialty reinforcements are made from a variety of fibers, including carbon, aramid and other high strength polymers, several types of fiberglass, quartz, ceramic and other specialty fibers. These reinforcements are used in the production of prepregs and other matrix materials used in primary and secondary structural aerospace applications such as wing components, horizontal and vertical stabilizer components, fairings, radomes and engine nacelles as well as overhead storage bins and other interior components. Our reinforcements are also used in the manufacture of a variety of industrial and recreational products such as wind energy blades, automotive components, boats, surfboards, skis and other sporting goods equipment.

Prepregs: HexPly® prepregs are manufactured for sale to third-party customers and for internal use by our Engineered Products segment in manufacturing composite laminates and monolithic structures, including finished components for aircraft structures and interiors. Prepregs are manufactured by combining high-performance reinforcement fabrics or unidirectional fibers with a resin matrix to form a composite material with exceptional structural properties not present in either of the constituent materials. Reinforcement fabrics used in the manufacture of prepregs include glass, carbon, aramid, quartz, ceramic and other specialty reinforcements. Resin matrices include bismaleimide, cyanate ester, epoxy, phenolic, polyester, polyimide and other specialty resins.

Other Fiber-Reinforced Matrix Materials: New fiber reinforced matrix developments include HexMC®, a new form of quasi-isotropic carbon fiber prepreg that enables small to medium sized composite components to be mass produced. HexTOOL® is a specialized form of HexMC® for use in the cost-effective construction of high temperature composite tooling. HexFIT® film infusion material is a product that combines resin films and dry fiber reinforcements to save lay-up time in production and enables the manufacture of large contoured composite structures, such as wind turbine blades.

Resins: Polymer matrix materials are sold in bulk and film form for use in direct process manufacturing of composite parts. Resins can be combined with fiber reinforcements in manufacturing processes such as resin transfer molding (RTM), resin film infusion (RFI) or vacuum assisted resin transfer molding (VARTM) to produce high quality composite components for both aerospace and industrial applications.

Structural Adhesives: We manufacture and market a comprehensive range of Redux film and paste adhesives. These structural adhesives, which bond metal to metal and composites and honeycomb structures, are used in the aerospace industry and for many industrial applications.

Honeycomb: HexWeb® honeycomb is a lightweight, cellular structure generally composed of nested hexagonal cells. The product is similar in appearance to a cross-sectional slice of a beehive. It can also be manufactured in asymmetric cell configurations for more specialized applications. Honeycomb is primarily used as a lightweight core material and acts as a highly efficient energy absorber. When sandwiched between composite or metallic facing skins, honeycomb significantly increases the stiffness of the structure, while adding very little weight.

We produce honeycomb from a number of metallic and non-metallic materials. Most metallic honeycomb is made from aluminum and is available in a selection of alloys, cell sizes and dimensions. Non-metallic materials used in the manufacture of honeycomb include fiberglass, carbon fiber, thermoplastics, non-flammable aramid papers, aramid fiber and other specialty materials.

We sell honeycomb as standard blocks and in slices cut from a block. Honeycomb is also supplied as sandwich panels, with facing skins bonded to either side of the core material. Aerospace is the largest market for honeycomb products. We also sell honeycomb for non-aerospace applications including automotive parts, sporting goods, building panels, high-speed trains and mass transit vehicles, energy absorption products, marine vessel compartments, and other industrial uses. In addition, we produce honeycomb for our Engineered Products segment for use in manufacturing finished parts for airframe Original Equipment Manufacturers ("OEMs").

Net sales for the Composite Materials segment to third-party customers were $1,075.3 million in 2008, $941.9 million in 2007 and $858.2 million in 2006, which represented approximately 81%, 80%, and 82%, of our net sales, respectively. Net sales for composite materials are highly dependent upon the number of large commercial aircraft produced as further discussed under the captions "Significant Customers," "Markets" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, about 4% of our total production of composite materials in 2008 was used internally by the Engineered Products segment.

Engineered Products

The Engineered Products segment manufactures and markets composite structures and precision machined honeycomb parts for use in the aerospace industry. Composite structures are manufactured from a variety of composite and other materials, including prepregs, honeycomb, structural adhesives and advanced molding materials, using such manufacturing processes as autoclave processing, multi-axis numerically controlled machining, heat forming, compression molding and other composite manufacturing techniques. Composite structures and machined honeycomb include such items as aerodynamic fairings, wing panels, rotor blades, and other specific aircraft components.

The following table identifies the principal products and examples of the primary end-uses from the Engineered Products segment:

SEGMENT	PRODUCTS	PRIMARY END-USES
Engineered Products	Composite Structures	• Aircraft structures and finished aircraft components, including wing to body fairings, wing panels, flight deck panels, door liners, helicopter blades, spars and tip caps
	Machined Honeycomb	• Aircraft structural sub-components and semi-finished components used in helicopter blades, engine nacelles, and aircraft surfaces (flaps, wings, elevators and fairings)

Net sales for the Engineered Products segment to third-party customers were $249.6 million in 2008, $229.2 million in 2007, and $191.3 million in 2006, which represented approximately 19%, 20%, and 18%, of our net sales, respectively.

The Engineered Products business unit has a one-third ownership interest in a Malaysian joint venture, Asian Composites Manufacturing Sdn. Bhd. ("ACM"). Under the terms of the joint venture agreement, Hexcel and Boeing have transferred the manufacture of certain semi-finished composite components to this joint venture. Hexcel purchases the semi-finished composite components from the joint venture, inspects and performs additional skilled assembly work before delivering them to Boeing. The joint venture also manufactures composite components for other aircraft component manufacturers. ACM had revenue of $27.9 million and $30.2 million in 2008 and 2007, respectively. For additional information on the Joint Venture investment see Note 5, *Investments in Affiliated Companies*.

Significant Customers

Approximately 23%, 25%, and 24% of our 2008, 2007, and 2006 net sales, respectively, were to The Boeing Company ("Boeing") and related subcontractors. Of the 23.3% of sales to Boeing and its subcontractors in 2008, 18.3% related to commercial aerospace market applications and 5.0% related to space and defense market applications. Approximately 24%, 22%, and 26% of our 2008, 2007, and 2006 net sales, respectively, were to European Aeronautic Defence and Space Company ("EADS"), including its business division Airbus Industrie ("Airbus"), and its subcontractors. Of the 24.0% of sales to EADS and its subcontractors in 2008, 20.3% related to commercial aerospace market applications 3.7% related to space and defense market applications.

In 2008, Vestas Wind Systems A/S accounted for nearly 11% of the Company's total net sales. Prior to 2008, their sales were less than 10% of total net sales. All of these sales are included in the Composite Materials segment and are in the Industrial market.

MARKETS

Our products are sold for a broad range of end-uses. The following tables summarize our net sales to third-party customers by market and by geography for each of the three years ended December 31:

	2008	2007	2006
Net Sales by Market			
Commercial aerospace	**54%**	53%	52%
Industrial	**23**	25	27
Space and defense	**23**	22	21
Total	**100%**	100%	100%
Net Sales by Geography (a)			
United States	**48%**	47%	45%
Europe	**52**	**53**	**55**
Total	**100%**	100%	100%

(a) Net sales by geography based on the location in which the sale was manufactured.

	2008	2007	2006
Net Sales to External Customers (b)			
United States	**36%**	40%	36%
Europe	**51**	48	51
All Others	**13**	12	13
Total	**100%**	100%	100%

(b) Net sales to external customers based on the location to which the sale was delivered.

Commercial Aerospace

The commercial aerospace industry is our largest user of advanced composites. The economic benefits airlines can obtain from weight savings in both fuel economy and aircraft range, combined with the design enhancement that comes from the advantages of advanced composites over traditional materials, have caused the industry to be the leader in the use of these materials. While military aircraft and spacecraft have championed the development of these materials, commercial aerospace has had the greater consumption requirements and has commercialized the use of these products. Accordingly, the demand for advanced structural material products is closely correlated to the demand for commercial aircraft.

The use of advanced composites in commercial aerospace is primarily in the manufacture of new commercial aircraft. The aftermarket for these products is very small as many of these materials are designed to last for the life of the aircraft. The demand for new commercial aircraft is driven by two principal factors, the first of which is airline passenger traffic (the number of revenue passenger miles flown by the airlines) which affects the required size of airline fleets. According to the International Civil Aviation

Organization, passenger traffic has grown at an annual compound rate of 5.5% from 1985 to 2006 and has seen year on year growth of 1.8% (estimate), 5.9% and 8.0% during 2008, 2007 and 2006, respectively. Growth in passenger traffic requires growth in the size of the fleet of commercial aircraft operated by airlines worldwide.

The second factor, which is less sensitive to the general economy, is the replacement rates for existing aircraft. The rates of retirement of passenger and freight aircraft, resulting mainly from obsolescence, are determined in part by the regulatory requirements established by various civil aviation authorities worldwide as well as public concern regarding aircraft age, safety and noise. These rates may also be affected by the desire of the various airlines to improve operating costs with higher payloads and more fuel-efficient aircraft (which in turn is influenced by the price of fuel) and by reducing maintenance expense. In addition, there is expected to be increasing pressure on airlines to replace their aging fleet with more fuel efficient and quieter aircraft to be more environmentally responsible. When aircraft are retired from commercial airline fleets, they may be converted to cargo freight aircraft or scrapped.

An additional factor that may cause airlines to defer or cancel orders is their ability to obtain financing, including leasing, for new aircraft orders. This will be dependent both upon the financial health of the airline operators, as well as the overall availability of financing in the marketplace.

Each new generation of commercial aircraft has used increasing quantities of advanced composites, replacing metals. This follows the trend previously seen in military fighter aircraft where advanced composites may now exceed 50% of the weight of the airframe. Early versions of commercial jet aircraft, such as the Boeing 707, which was developed in the early 1950's, contained almost no composite materials. One of the first aircraft to use a meaningful amount of composite materials, the Boeing 767 entered into service in 1983, and was built with an airframe containing approximately 6% composite materials. The airframe of Boeing's 777 aircraft, which entered service in 1995, is approximately 11% composite. By comparison, the next generation of aircraft in development will contain significantly higher composite content by weight. The Airbus A380, which was certified in December 2006, is being built with an airframe containing approximately 23% composite content by weight. The first aircraft was delivered in 2007. Boeing's latest aircraft, the 787 has a content of 50% or more composite materials by weight. After several announced delays, the 787 maiden flight is expected in 2009 and the aircraft is projected to enter into service in the first half of 2010. In December 2006, Airbus formally launched the A350 XWB also projected to have a composite content of 50% or more by weight. Airbus targets the A350 XWB to enter into service in 2013. We refer to this steady expansion of the use of composites in aircraft as the "secular penetration of composites" as it increases our average sales per airplane over time.

The impact on Hexcel of Boeing and Airbus' production rate changes is typically influenced by two factors: the mix of aircraft produced and the inventory supply chain effects of increases or reductions in aircraft production. We have products on all Boeing and Airbus planes. The dollar value of our materials varies by aircraft type — twin aisle aircraft use more of our materials than narrow body aircraft and newer designed aircraft use more our materials than older generations. On average, for established programs we deliver products into the supply chain about six months prior to aircraft delivery. Depending on the product, orders placed with us are received anywhere between one and eighteen months prior to delivery of the aircraft to the customer. For aircraft that are in the ramp-up stage, such as the A350 and the B787, we will have sales as much as a few years in advance of the delivery. Increased aircraft deliveries combined with the secular penetration of composites resulted in our commercial aerospace revenues increasing by approximately 14% in both 2008 and 2007.

Commercial aerospace represented 54% of our 2008 net sales. Approximately 72% of these revenues can be identified as sales to Boeing, Airbus and their subcontractors for the production of commercial aircraft. Boeing's 2008 deliveries were impacted by an approximate two month strike during the year resulting in a loss of about 100 aircraft from the planned delivery schedule. The balance of our commercial aerospace sales is related to regional and business aircraft manufacture, and other commercial aircraft applications. Regional aircraft production has also increased over time, but does not directly follow the cycle of large commercial aircraft deliveries. These applications also exhibit increasing utilization of composite materials with each new generation of aircraft.

Industrial Markets

We group under this market segment revenue from applications for our products outside the commercial aerospace and space and defense markets. A number of these applications represent emerging opportunities for our products. In developing new applications, we seek those opportunities where advanced composites technology offer significant benefits to the end user, often applications that demand high engineering performance. Within this segment, the major end market sub-segments include, in order of size based on our 2008 sales, wind energy, general industrial applications, recreational equipment (e.g., skis and snowboards, bicycles and hockey sticks), and transportation (e.g., automobiles, mass transit and high-speed rail, and marine applications). In 2008, the wind energy market accounted for more than half of our Industrial sales. Our participation in these market applications complements our commercial and military aerospace businesses, and we are committed to pursuing the utilization of advanced structural material technology where they can generate significant value and we can maintain a sustainable competitive advantage.

Space & Defense

The space & defense market has historically been an innovator in the use of, and source of significant demand for, advanced composites. The aggregate demand by space and defense customers is primarily a function of procurement of military aircraft that utilize advanced composites by the United States and certain European governments. We are currently qualified to supply materials to a broad range of over 100 military aircraft and helicopter programs. The top ten programs by revenues represent less than 50% of our Space & Defense revenues and no one program exceeds 15% of our revenues in this segment. These programs include the C-17, F/A-18E/F Hornet, the F-22 Raptor, and the Eurofighter (Typhoon), as well as the V-22 Osprey tiltrotor aircraft, and the Blackhawk, Tiger and NH90 helicopters. In addition, there are new programs in development such as the F-35 (Joint Strike Fighter or "JSF"), CH53K heavy lift helicopter and the EADS A400M military transport planned to enter production in the future. The benefits that we obtain from these programs will depend upon which are funded and the extent of such funding. Space applications for advanced composites include solid rocket booster cases, fairings and payload doors for launch vehicles, and buss and solar arrays for military and commercial satellites.

Contracts for military and some commercial programs may contain provisions applicable to both U.S. Government contracts and subcontracts. For example, under a termination for convenience clause, the prime contractors may flow down this clause to materials suppliers such as Hexcel. According to the terms of a contract, we may be subject to U.S. government Federal Acquisition Regulations, Department of Defense Federal Acquisition Regulations Supplement, Cost Accounting Standards, and associated procurement laws.

Further discussion of our markets, including certain risks, uncertainties and other factors with respect to "forward-looking statements" about those markets, is contained under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Set forth below are historical aircraft deliveries as announced by Boeing (including McDonnell Douglas) and Airbus:

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Boeing	312	256	271	375	563	620	491	527	381	281	285	290	398	441	375
Airbus	123	124	126	182	229	294	311	325	303	305	320	378	434	453	483
Total	435	380	397	557	792	914	802	852	684	586	605	668	832	894	858

BUSINESS OVERVIEW

(In millions, except per share data)		Year Ended December 31,	
	2008	2007	2006
Net sales	**$ 1,324.9**	$1,171.1	$ 1,049.5
Gross margin %	**21.8 %**	24.2 %	23.7 %
Business consolidation and restructuring expenses	**$ 3.8**	$ 7.3	$ 9.9
Other expense, net	**$ 10.2**	$ 12.6	$ —
Operating income	**$ 130.9**	$ 114.9	$ 103.4
Operating income %	**9.9 %**	9.8 %	9.9 %
Interest expense	**$ 20.2**	$ 21.4	$ 23.6
Provision for income taxes	**$ 15.6**	$ 33.4	$ 34.7
Equity in earnings from and gain on sale of investments in affiliated companies	**$ 16.1**	$ 4.3	$ 19.9
Income from continuing operations	**$ 111.2**	$ 63.3	$ 64.9
Income (loss) from discontinued operations, net of tax	**$ —**	$ (2.0)	$ 1.0
Net income (a)	**$ 111.2**	$ 61.3	$ 65.9
Diluted net income per common share	**$ 1.14**	$ 0.64	$ 0.69

(a) One of the Company's performance measures is net income adjusted for significant non-recurring income and expenses, which is a non-GAAP measure. Adjusted net income for the years ended December 31, 2008, 2007 and 2006 was $79.7 million, $69.5 million, and $48.5 million. Management believes that net income before significant non-recurring items, which is a non-GAAP measurement, is meaningful to investors because it provides a view of Hexcel with respect to ongoing operating results. Non-recurring items represent significant charges or credits that are important to an understanding of Hexcel's overall operating results in the periods presented. Such non-GAAP measurements are not recognized in accordance with generally accepted accounting principles and should not be viewed as an alternative to GAAP measures of performance. A reconciliation to adjusted net income is provided below:

(In millions)		Year Ended December 31,	
	2008	2007	2006
GAAP net income from continuing operations	**$ 111.2**	$ 63.3	$ 64.9
Tax adjustments (1)	**(26.2)**	(1.9)	(6.7)
Gain on sale of investments in affiliated companies, net of tax	**(11.7)**		(9.6)
Other expense, net (2)	**6.4**	8.1	
Adjusted net income (Non-GAAP)	**$ 79.7**	$ 69.5	$ 48.5

(1) Tax adjustments include non-cash benefits of $26.2 million for the year ended December 31, 2008 arising from the reversal of valuation allowances against U.S. deferred tax assets and reinstatement of U.S. deferred tax assets which were previously written off. See Note 9 in the accompanying consolidated financial statements for further detail. The 2007 tax adjustment includes a $1.9 million benefit from a change in estimate of state net deferred tax assets. The 2006 amount represents the reversal of valuation allowances.

(2) Other expense in 2008 includes $1.7 million of pension settlement expense and $4.7 million of environmental expenses, both net of tax. 2007 includes $5.7 million of pension settlement expense and $2.4 million of impairment costs, both net of tax.

BUSINESS TRENDS

The primary markets we serve continued to grow in 2008, as our customers continue to expand their use of advanced composites. 2008 was our fifth consecutive year of sales growth, and our average annual sales growth rate from 2003 to 2008 was 12.7%. Commercial aerospace market accounted for 54% of our 2008 sales, 72% of which was derived from sales to Airbus, Boeing and their subcontractors. Space and Defense market accounted for 23% of our 2008 sales, with the Industrial markets comprising the remaining 23%.

- After three prior years of record orders reported by Airbus and Boeing, 2008 orders declined to the still robust level of 1,444 aircraft. This is 68.5% more than the combined 858 new commercial aircraft deliveries in 2008, and resulted in a record combined backlog of 7,429 aircraft as of December 31, 2008 at Airbus and Boeing. Nonetheless, the current poor global economic environment is causing global passenger and freight traffic to decline, which leads to significant doubts about the timing and ability of airline operators to fund or lease new aircraft in backlog. Accordingly, there is significant caution and a wide range of views regarding deliveries in 2010 and beyond. As Hexcel generally ships six months in advance of a delivery, 2010 delivery schedules will impact our second half of 2009 sales. 2009 deliveries for Airbus and Boeing are forecasted by them to be around 960 aircraft, and there remains confidence in those forecasts as the OEM's have said that customer financing is in place as well as that there are other customers willing to take the place of any customers who can not complete their purchases. If those deliveries occur, it would be the highest in history, exceeding the prior high of 914 deliveries in 1999.
- 2008 provided further confirmation of the longstanding trend of the commercial aerospace industry utilizing a greater proportion of advanced composite materials with each new generation of aircraft. These new programs include the A380, B787, B747-8 and the A350. Only the A380 is in service with the first delivery in October 2007 and 12 deliveries in 2008. The Airbus A380 has 23% composite content by weight and has more Hexcel material used in its production than any aircraft previously manufactured, over $3 million per plane. Airbus now expects to deliver 18 in 2009, and we expect Hexcel's 2009 sales for the A380 to be in line with 2008. As of January 31, 2009 Boeing has recorded 879 orders and commitments for its B787 aircraft. The B787 will have about 52% composite content by weight, including composite wings and fuselage, compared to the 11% composite content used in the construction of its 777 aircraft and 6% for the 767 the aircraft it is primarily replacing. The development of 787 has had several delays and is now expected to enter into service in the first quarter of 2010. Hexcel estimates that it has $1.3 million to $1.6 million of content per plane, depending upon which engines are used. The 747-8, while structurally an aluminum intensive aircraft, new engines and nacelles provide the opportunity for significant Hexcel revenues. The freighter version of the 747-8 is now expected to be in service in the third quarter of 2010 and the passenger version in the second quarter of 2011.
- In December 2006, Airbus announced the launch of the A350 which they indicated will also have at least 50% composite content by weight. On May 30, 2008, Hexcel announced that it had been awarded a contract to supply carbon fiber composite materials for major primary structures for the A350. The award covers the entire family of the A350 aircraft through 2025 and we estimate the award will generate revenues of $4-$5 billion over the life of the contract. At December 31, 2008, Airbus has received 483 orders for the A350, which they project will enter into service in 2013.
- Our commercial aerospace sales increased by 14.2% in 2008 compared to 2007 (13.5% in constant currency). Airbus and Boeing related sales comprised approximately 72% of our commercial aerospace sales. The rest of our commercial aerospace sales are principally to the regional and business aircraft markets. These sales were up over 20% for the year, though the large growth rate we have seen over the last five years in these markets slowed in the second half of the year. We expect the regional and business aircraft sales to decline in 2009 as compared to 2008, as the business jet and smaller aircraft markets are experiencing the impact of the general economic decline.
- Our Space and Defense sales of $301.9 million were 18.1% higher as compared to 2007 (16.1% in constant currency). We continue to benefit from our extensive qualifications to supply composite materials and, in some cases, composite structures to a broad range of rotorcraft, transport, fixed wing attack and satellite programs around the world. Key programs include the C-17, F/A-18E/F (Hornet), the F-22 (Raptor), the European Fighter Aircraft (Typhoon), the V-22 (Osprey) tilt rotor aircraft, the Blackhawk, the NH90, the S76 and the Tiger helicopters; the F-35 (joint strike fighter or JSF), and the EADS A400M military transport aircraft currently under development. The benefits we obtain from these programs will depend upon which are funded and the extent of such funding. We expect that Space and Defense revenue over time will grow at its historical 8% per year pace, and 2009 will return to revenue growth in the single digits.
- Our Industrial sales of $312.7 million were 6.5% higher as compared to 2007 (0.7% higher in constant currency). Industrial sales include wind energy, recreation, transportation and general industrial applications, with wind in 2008 accounting for over 50% of our Industrial sales. Wind energy growth was again in the mid-teens for the year as compared to 2007 in constant currency. The growth of the wind energy market will be, in part, dependent on public policy, including establishing and achieving renewable energy targets, and availability of project financing for the developers of wind farms. Recreation, transportation and general industrial applications were at their lowest levels in years, reflecting both weak markets and selective portfolio pruning. Demand for our products in these markets are driven by both the success of particular applications as well as the general overall economy
- In December 2008, we had our first sales to the American Centrifuge Project, for which we have an approximate $100 million contract to sell carbon fiber over about three years, with 2010 and 2011 being the largest years. These sales should help offset any further decline in 2009 sales from recreation, auto and general industrial sub-markets.
- While we have some concerns about the end users' availability of funding for future wind projects, we expect another double digit growth year from wind energy as new global capacity comes on line and U.S. policy warms to renewable energy sources.
- Our current expectations are that in total our revenues will be flat in 2009 as compared to 2008 on a constant currency basis. The volatile nature of the global economy and potential effects on our customers has added a good deal of uncertainty to our outlook.

RESULTS OF OPERATIONS

We have two reportable segments: Composite Materials and Engineered Products. Although these segments provide customers with different products and services, they often overlap within three end business markets: Commercial Aerospace, Industrial and Space & Defense. Therefore, we also find it meaningful to evaluate the performance of our segments through the three end business markets. Further discussion and additional financial information about our segments may be found in Note 18 to the accompanying consolidated financial statements of this Annual Report.

Net Sales: Consolidated net sales of $1,324.9 million for 2008 were $153.8 million, or 13.1% higher than the $1,171.1 million of net sales for 2007. Consolidated net sales of $1,171.1 million for 2007 were $121.6 million, or 11.6% higher than the $1,049.5 million of net sales for 2006. The increase for both periods was primarily attributable to sales growth within Commercial Aerospace. Had the same U.S. dollar, British Pound Sterling and Euro exchange rates applied in 2007 as in 2008 ("in constant currency"), consolidated net sales for 2008 would have been $128.4 million, or 10.7% higher than 2007 net sales of $1,196.5 million (restated "in constant currency" using 2008 rates). Had the same U.S. dollar, British Pound Sterling and Euro exchange rates applied in 2006 as in 2007 ("in constant currency"), consolidated net sales for 2007 would have been $87.0 million, or 8.0% higher than 2006 net sales of $1,084.1 million (restated "in constant currency" using 2007 rates).

As a result of the nearly two month Boeing strike which started September 6, 2008, sales to Boeing and its related subcontractors were flat for the year compared to 2007 levels, losing all of the significant growth they generated in the first eight months of 2008. Airbus and its subcontractor sales were up over 20% for the year thanks to a very strong first half of 2008. Sales to the remainder of the commercial aerospace market (primarily regional and business jet manufacturers) were also up over 20% for the year, though the large growth rates we have seen over the last five years in these markets slowed in the second half of the year. Sales to new programs such as the A380, B787, A350, and B747-8 were up for the year, but still represent less than 15% of commercial aerospace revenues.

Our overall year-over-year improvement in 2007 as compared to 2006 was driven by increases in aircraft production by Boeing, Airbus, their subcontractors and other aircraft manufacturers, as well as the resultant growth in demand by aircraft engine and nacelle manufacturers. For the year, Boeing and its subcontractors, manufacturers of engines and nacelles, and regional aircraft producers as a group were up over 25% as compared to 2006. Airbus and its subcontractor sales ended down about 5% from the prior year, as the comparisons for the first half of 2007 were significantly impacted by the June 2006 announcement of the A380 delay.

Industrial: Net sales of $312.7 million for 2008 increased by $19.1 million, or 6.5%, compared to net sales of $293.6 million in 2007; 2007 net sales increased by $13.4 million, or 4.8%, compared to net sales of $280.2 million in 2006. In constant currency, net sales to the industrial market segment increased $2.2 million or 0.7% in 2008 compared to a decrease of $5.2 million or 1.7% in 2007. Wind energy comprised more than half of the industrial sales in 2008. Wind energy revenue grew in the mid-teens for both years on a constant currency basis. Our new China wind plant has begun production and we have broken ground on our new wind facility in Colorado to support the growing global demand.

Sales to automotive, recreation and other general industrial markets in 2008 were at their lowest level in years, reflecting both weak markets and selective portfolio pruning. In 2007, sales to

The following table summarizes net sales to third-party customers by segment and end market segment in 2008 and 2007:

(In millions)	Commercial Aerospace	Industrial	Space & Defense	Total
2008 Net Sales				
Composite Materials	$530.7	$308.7	$235.9	$1,075.3
Engineered Products	179.6	4.0	66.0	249.6
Total	$710.3	$312.7	$301.9	$1,324.9
	54 %	23 %	23 %	100%
2007 Net Sales				
Composite Materials	$455.2	$292.4	$194.3	$ 941.9
Engineered Products	166.6	1.2	61.4	229.2
Total	$621.8	$293.6	$255.7	$1,171.1
	53 %	25 %	22 %	100%
2006 Net Sales				
Composite Materials	$409.5	$275.8	$172.9	$ 858.2
Engineered Products	137.8	4.4	49.1	191.3
Total	$547.3	$280.2	$222.0	$1,049.5
	52 %	27 %	21 %	100%

Commercial Aerospace: Net sales to the commercial aerospace market segment increased by $88.5 million or 14.2% to $710.3 million for 2008 as compared to net sales of $621.8 million for 2007; 2007 net sales increased by $74.5 million or 13.6% to $621.8 million for 2007 as compared to net sales of $547.3 million for 2006. Net sales of the Composite Materials segment were $75.5 million higher, up 16.6% from 2007 and $45.7 million higher, up 11.2% from 2006. Net sales of the Engineered Products segment increased by $13.0 million or 7.8% to $179.6 million in 2008 and increased by $28.8 million or 20.9% to $166.6 million in 2007. In constant currency, net sales to the commercial aerospace market segment increased $84.4 million, or 13.5% in 2008 and $63.8 million or 11.4% in 2007.

recreation and other industrial markets for the year were down about 9% due to capacity constraints, selective portfolio pruning and a weak winter sports market.

Space & Defense: Net sales of $301.9 million increased $46.2 million, or 18.1%, for 2008 as compared to net sales of $255.7 million for 2007. In 2007, net sales increased $33.7 million, or 15.2%, for 2007 as compared to net sales of $222.0 million for 2006. In constant currency, net sales increased $41.8 million, or 16.1% in 2008 and $28.4 million, or 12.5% in 2007. After a flat 2006, both 2007 and 2008 had growth well above our historic 8 to 10% average, as we benefitted from a broad range of programs in the US, Europe and Asia, including rotorcraft, fixed wing attack, transport and satellite programs. We continue to benefit from our ability to supply composite materials and, in some cases, composite structures to a broad range of military aircraft and helicopter programs.

Gross Margin: Gross margin for 2008 was $289.2 million, or 21.8% of net sales, compared to gross margin of $283.0 million, or 24.2% of net sales, in 2007. The 240 basis point decline in gross margin was due to a variety of factors including about 125 basis points of incremental fixed and start-up costs associated with the new facilities in Spain, France, Germany and now China. Also for the year, we estimate that the extraordinary volatility in exchange rates, energy, and oil based input materials cost us at least another 125 basis points in gross margin, but these issues have for the most part now subsided.

Gross margin for 2007 was $283.0 million, or 24.2% of net sales, compared to gross margin of $248.5 million, or 23.7% of net sales, in 2006. The improvement reflects primarily the contribution of higher net sales from Commercial Aerospace, Space & Defense and Wind Energy end markets, the product mix of those markets and improved operating efficiencies somewhat offset by higher maintenance, labor, freight and depreciation expenses.

Selling, General and Administrative ("SG&A") Expenses: SG&A expenses were $112.9 million, or 8.5% of net sales for 2008, $114.0 million, or 9.7% of 2007 net sales, and $105.5 million or 10.1% of 2006 net sales. The $1.1 million decrease in 2008 SG&A expenses reflects good control of costs, particularly in the latter part of the year in light of the Boeing strike and changing economic environment and favorable foreign exchange rates towards the end of the year. The $8.5 million increase in 2007 SG&A expenses reflects, among other factors, $3.9 million attributed to changes in foreign exchange rates, and an increase of $2.1 million for share-based compensation primarily from grants issued at the beginning of the year. The remaining is primarily due to general increases in incentive compensation, salaries and benefits and costs related to personnel changes.

Research and Technology Expenses: R&T expenses for 2008 were $31.4 million, or 2.4% of net sales, $34.2 million, or 2.9% of 2007 net sales, and $29.7 million or 2.8% of 2006 net sales. The $2.8 million decrease in 2008 and the $4.5 million increase in 2007 were due to higher qualification costs in 2007 (i.e. costs associated with certifying our products and processes to customer specifications) associated with the acceleration of opportunities for composites on new commercial aircraft programs including the Boeing 787 and investment in the development of new products and applications.

Business Consolidation and Restructuring Expenses: Business consolidation and restructuring expenses for 2008 were $3.8 million, $7.3 million for 2007 and $9.9 million for 2006. Almost all of these expenses relate to the December 2006 program to realign our company into a single business and address stranded costs resulting from divestitures due to our portfolio realignment, and clean-up expenses associated with preparing the Livermore, California land for sale after closing the manufacturing facility located on that site.

Other Expense, Net: Other operating expense of $10.2 million during 2008 consisted of a $7.6 million environmental reserve charge related to a previously disclosed liability and a $2.7 million final charge in relation to the termination of our U.S. defined benefit plan. Other Expenses in 2007 were $12.6 million comprised of the initial $9.4 million charge related to the termination of our U.S. defined benefit plan and an impairment charge for technology of $3.2 million. There were no other expenses in 2006.

Operating Income: Operating income for 2008 was $130.9 million compared with operating income of $114.9 million for 2007 and $103.4 million in 2006. Operating income as a percent of sales was 9.9% , 9.8% and 9.9% in 2008, 2007 and 2006 respectively. The $16.0 million increase in 2008 operating income is due in part to greater sales for 2008 and good control of Operating Expenses partially offset by the incremental fixed and start-up costs associated with the new facilities.

One of the Company's performance measures is operating income adjusted for non-recurring operating expenses and business consolidation and restructuring expenses, which is a non-GAAP measure. Adjusted operating income for the years ended December 31, 2008, 2007 and 2006 was $145.0 million, $134.8 million and $114.5 million or 10.9%, 11.5% and 10.9% as a percentage of net sales, respectively. A reconciliation to adjusted operating income is provided on page 33. Almost all of the Company's sales and costs are either in dollars, Euros or GBP. Approximately one-third of our sales are in Euros or GBP, in addition much of our European commercial aerospace business has sales denominated in dollars and costs denominated in all three of the currencies. The net of all this activity is that as the dollar weakens against the Euro and the GBP, our sales will increase while our operating income will decrease. We have an active hedging program to minimize the impact on operating income, but our operating income as a percentage of net sales is effected. While the dollar has recently strengthened, our 2008 operating income percentage is approximately 60 basis points worse than 2007 due to exchange rates and our 2007 operating income percentage is approximately 30 basis points worse than 2006 also due to exchange rates.

Operating income for the Composite Materials segment increased $16.0 million or 11.2% to $158.8 million, as compared to $142.8 million for 2007. The increase in operating income is the result of an additional $139.6 million of segment revenue offset by new facilities costs. Operating income for the Engineered Products segment increased by $5.5 million compared with 2007 to $21.3 million, as results were helped by both volume and lower development costs related to the 787.

We did not allocate corporate net operating expenses of $54.7 million, $49.2 million and $35.8 million to segments in 2008, 2007 and 2006, respectively. As discussed above, 2008 and 2007 had $10.3 million and $9.4 million of other expenses included in this segment. The 2008 increase also reflects the costs incurred earlier in the year related to the proxy contest. The increase in 2007 is primarily attributable to the pension settlement expense of $9.4 million and increased SG&A of $4.0 million from the higher stock and incentive compensation costs and the costs related to personnel changes.

Interest Expense: Interest expense for 2008 was $20.2 million, $21.4 million for 2007 and $23.6 million for 2006. The decrease in both 2008 and 2007 was primarily due to lower average interest rates on our senior secured credit facility resulting in a $2.8 million decrease in expense and lower bank fees of $0.7 million.

Non-Operating Expense, Net: There were no non-operating expenses in 2008. Non-operating expense in 2007 is comprised of $1.1 million reflecting the accelerated amortization of deferred financing costs as a result of prepayments of the Company's bank term loan with the net proceeds from asset sales.

Provision (Benefit) for Income Taxes: During 2008, we recorded a tax provision of $15.6 million or 14.1% effective tax rate. Included in the 2008 provision were certain tax benefits relating to the implementation of tax planning strategies which enabled the Company to revise its estimate of U.S. net operating loss (NOL) and foreign tax credit (FTC) carry-forwards expected to be realized in the future. The tax provision for year included $26.2 million of net tax benefits primarily attributable to changing prior year foreign taxes paid from a deduction to a credit and the reversal of valuation allowances against net operating losses and the reinstatement of net operating losses which were previously written off. The Company has additional FTCs for which we have recorded valuation allowances, but we will not reverse these valuation allowances until such time that we believe it is more likely than not that they are realizable. Excluding these benefits the adjusted effective tax rate for the year was 37.8%. The 2007 provision of $33.4 million or 36.1% effective tax rate included a $1.9 million benefit, which includes an adjustment of $2.3 million to certain prior period balances to primarily record additional deferred tax assets arising from state net operating loss carry-forwards, offset by other discrete items of $0.4 million. The 2006 provision of $34.7 million or 43.5% effective tax rate included a $4.5 million benefit for the reversal of a valuation allowance against our U.S. deferred tax assets related to capital losses. Excluding these benefits the adjusted effective tax was 38.2% for 2007 and 49.2% in 2006. We believe adjusted effective tax rate, which is a non GAAP measure, is meaningful since it provides insight to the tax rate of ongoing operations.

Equity in Earnings from and Gain on Sale of Investments in Affiliated Companies: Equity in earnings from and gain on sale of investments in affiliated companies during 2008 of $16.1 million increased by $11.8 million from 2007 due to the inclusion of a pre-tax gain of $12.5 million from the sale of our interest in BHA during 2008 to our joint venture partner for $22.3 million in cash. Equity in earnings from and gain on sale of investments in affiliated companies during 2006 was $19.9 million as it included a pre-tax gain of $15.7 million from the sale of our interest in TechFab LLC during 2006 to our joint venture partner for $22.0 million in cash. For additional information, see Note 5 to the accompanying consolidated financial statements of this Annual Report.

Income from Continuing Operations: Net income from continuing operations was $111.2 million, or $1.14 per diluted share for the year ended December 31, 2008 compared to $63.3 million, or $0.66 per diluted common share for 2007 and $64.9 million or $0.68 per diluted share for 2006. The increase reflects the results discussed above, also see the above table for a reconciliation of GAAP net income from continuing operations to our adjusted "Non-GAAP" measure.

Income (Loss) from Discontinued Operations, Net: There was no activity from discontinued operations in 2008. Net loss from discontinued operations was $2.0 million, or $0.02 per diluted common share for the year ended December 31, 2007, which includes a net gain of $3.1 million related to the sales of the U.S. EBGI product lines and the European Architectural business. For the year ended December 31, 2006, our discontinued operations resulted in net income of $1.0 million, or $0.01 per diluted common share. The change in results from discontinued operations, excluding the 2007 gain on sales, was $6.1 million, primarily resulting from an after-tax charge of $9.7 million recognized during 2007 related to a litigation settlement. Our net gain on the sales of discontinued businesses consists of a $6.5 million gain on the sale our Architectural business and a $3.4 million loss on the sale of our U.S. EBGI product lines. For additional information, see Note 20 to the accompanying consolidated financial statements of this Annual Report.

BUSINESS CONSOLIDATION AND RESTRUCTURING PROGRAMS

The aggregate business consolidation and restructuring activities for the three years ended December 31, 2008, consisted of the following:

(In millions)	Employee Severance	Facility & Equipment	Total
Balance as of December 31, 2005	$ 3.5	$ 0.7	$ 4.2
Business consolidation and restructuring expenses	8.0	1.9	9.9
Cash expenditures	(1.4)	(2.3)	(3.7)
Currency translation adjustments	0.6	—	0.6
Balance as of December 31, 2006	$10.7	$ 0.3	$11.0
Business consolidation and restructuring expenses:	2.0	5.3	7.3
Cash expenditures	(9.6)	(5.3)	(14.9)
Currency translation adjustments and other adjustments	—	—	—
Balance as of December 31, 2007	$ 3.1	$ 0.3	$ 3.4
Business consolidation and restructuring expenses	**0.8**	**3.0**	**3.8**
Cash expenditures	**(1.9)**	**(2.4)**	**(4.3)**
Currency translation adjustments and other adjustments	**—**	**—**	**—**
Balance as of December 31, 2008	**$ 2.0**	**$ 0.9**	**$ 2.9**

December 2006 Program

In December 2006, we announced that we had begun the process of realigning our organization into a single business and addressing stranded costs that will result from divestitures associated with our portfolio realignment. During 2008, 2007 and 2006, we recorded business consolidation and restructuring expenses of $1.7 million, $3.0 million and $7.6 million in connection with this action. This program is essentially complete.

Business consolidation and restructuring activities for this program consisted of the following:

(In millions)	Employee Severance	Facility & Equipment	Total
Balance as of December 31, 2005	$ —	$ —	$ —
Business consolidation and restructuring expenses	7.4	0.2	7.6
Cash expenditures	(0.4)	(0.2)	(0.6)
Balance as of December 31, 2006	$7.0	$ —	$7.0
Business consolidation and restructuring expenses	2.8	0.2	3.0
Cash expenditures	(7.8)	—	(7.8)
Non-cash usage, including asset write-downs	—	(0.2)	(0.2)
Currency translation adjustments	0.3	—	0.3
Balance as of December 31, 2007	**$2.3**	**$ —**	**$2.3**
Business consolidation and restructuring expenses	**0.4**	**1.3**	**1.7**
Cash expenditures	**(1.5)**	**(0.4)**	**(1.9)**
Currency translation adjustments and other adjustments	**—**	**—**	**—**
Balance as of December 31, 2008	**$1.2**	**$0.9**	**$2.1**

Livermore 2004 Program

In the first quarter of 2004, we announced our intent to consolidate the activities of our Livermore, California facility into other facilities, principally the Salt Lake City, Utah plant. The plant ceased operations on March 31, 2007. The Livermore facility has now been dismantled and the site is being remediated as part of the preparation for the sale of the property, with the related costs being expensed as incurred. Minor amounts of clean-up expenses may continue to be incurred into 2009.

RETIREMENT AND OTHER POSTRETIREMENT BENEFIT PLANS

We maintain qualified and nonqualified defined benefit retirement plans covering certain current and former European employees, as well as nonqualified defined benefit retirement plans and a retirement savings plans covering eligible U.S. employees, and participate in a union sponsored multi-employer pension plan covering certain U.S. employees with union affiliations. In addition, we provide certain postretirement health care and life insurance benefits to eligible U.S. retirees. In December 2006, our Board of Directors voted to terminate the U.S. qualified defined benefit plan as of April 1, 2007.

Under the retirement savings plans, eligible U.S. employees can contribute up to 20% of their compensation to an individual 401(k) retirement savings account. We make matching contributions equal to 50% of employee contributions, not to exceed 3% of employee compensation.

During the fourth quarter of 2007, we obtained approval from the Pension Benefit Guarantee Corporation and the Internal Revenue Service to proceed with the termination of the U.S. Qualified Defined Benefit Plan. In December 2007 we began the process of distributing lump-sum benefit payments and purchasing annuity contracts for all the U.S. qualified plan participants. During 2008, and 2007 we distributed $26.8 million out of the pension fund in the form of lump-sum payments. Cash contributions from Hexcel to the pension fund for the lump sum distributions were $3.3 million in the fourth quarter of 2007 and an additional $6.9 million was made in the first quarter of 2008 to complete the liquidation.

We continue to maintain our defined benefit retirement plans in the United Kingdom, Belgium, and Austria covering certain employees of our subsidiaries in those countries. The defined benefit plan in the United Kingdom (the "U.K. Plan") is the largest of the European plans. As of December 31, 2008, 75% of the total assets in the U.K. Plan were invested in equities. Equity investments are made with the objective of achieving a return on plan assets consistent with the funding requirements of the plan, maximizing portfolio return and minimizing the impact of market fluctuations on the fair value of the plan assets. We use long-term historical actual return experience to develop the expected long-term rate of return assumptions used in the net periodic cost calculations of our U.K. Plan. As a result of an annual review of historical returns and market trends, the expected long-term weighted average rate of return for the U.K. Plan for the 2009 plan year will be 7.1% and 7.0% for the European Plans as a group.

We account for our defined benefit retirement plans and our postretirement benefit plans using actuarial models required by Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pensions ("SFAS 87")*, No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits ("SFAS 88")*, No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106")* and No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).*

These actuarial models require the use of certain assumptions, such as the expected long-term rate of return, discount rate, rate of compensation increase, healthcare cost trend rates, and retirement and mortality rates, to determine the net periodic costs of such plans. These assumptions are reviewed and set annually at the beginning of each year. In addition, these models use an "attribution approach" that generally spreads individual events, such as plan amendments and changes in actuarial assumptions, over the service lives of the employees in the plan. That is, employees render service over their service lives on a relatively smooth basis and therefore, the income statement effects of retirement and postretirement benefit plans are earned in, and should follow, the same pattern.

We use our actual return experience, future expectations of long-term investment returns, and our actual and targeted asset allocations to develop our expected rate of return assumption used in the net periodic cost calculations of our funded European defined benefit retirement plans. Due to the difficulty involved in predicting the market performance of certain assets, there will almost always be a difference in any given year between our expected return on plan assets and the actual return. Following the attribution approach, each year's difference is amortized over a number of future years. Over time, the expected long-term returns are designed to approximate the actual long-term returns and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees.

We annually set our discount rate assumption for retirement-related benefits accounting to reflect the rates available on high-quality, fixed-income debt instruments. The discount rate assumption used to calculate net periodic retirement related costs for the European funded plans was 5.64% for 2008 and 5.70% and 5.0% for 2007 and 2006, respectively. The rate of compensation increase, which is another significant assumption used in the actuarial model for pension accounting, is determined by us based upon our long-term plans for such increases and assumed inflation. These rates have remained relatively constant over the past three years and are expected to remain constant for 2009. For the postretirement health care and life insurance benefits plan, we review external data and its historical trends for health care costs to determine the health care cost trend rates. Retirement and mortality rates are based primarily on actual plan experience.

Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic costs and recorded obligations in such future periods. While we believe that the assumptions used are appropriate, significant changes in economic or other conditions, employee demographics, retirement and mortality rates, and investment performance may materially impact such costs and obligations.

For more information regarding our pension and other postretirement benefit plans, see Note 8 to the accompanying consolidated financial statements of this Annual Report.

SIGNIFICANT CUSTOMERS

Approximately 23%, 25%, and 24% of our 2008, 2007, and 2006 net sales, respectively, were to The Boeing Company ("Boeing") and related subcontractors. Of the 23% of sales to Boeing and its subcontractors in 2008, 18% related to commercial aerospace market applications and 5% related to space and defense market applications. Approximately 24%, 22%, and 26% of our 2008, 2007, and 2006 net sales, respectively, were to European Aeronautic Defence and Space Company ("EADS"), including its business division Airbus Industrie ("Airbus"), and its subcontractors. Of the 24% of sales to EADS and its subcontractors in 2008, 20% related to commercial aerospace market applications 4% related to space and defense market applications.

In 2008, Vestas Wind Systems A/S accounted for nearly 11% of the Company's total net sales. Prior to 2008, their sales were less than 10% of total net sales. All of these sales are included in the Composite Materials segment and are in the Industrial market.

PORTFOLIO REVIEW

In July of 2006, we announced our intention to explore strategic alternatives for portions of our previously reported Reinforcements segment. In order to take full advantage of the many growing applications for advanced composite materials, we decided to narrow our focus and consolidate our activities around our carbon fiber, reinforcements for composites, honeycomb, matrix and engineered products product lines. In doing so, we decided to combine our Reinforcements activities related to advanced composites with our previously reported Composites and Structures segments into a single organization, and explore the sale of our European Architectural business, our EBGI product lines and our interest in the TechFab joint venture, previously reported within the Reinforcements segment.

In December of 2006, we completed the sale of our interest in TechFab LLC ("TechFab") to our joint venture partner for $22.0 million in cash. TechFab is headquartered in Anderson, SC and manufactures non-woven reinforcement materials used in the manufacture of construction and roofing materials, sail cloth and other specialty applications. As a result of the sale, we recognized an after-tax gain of $9.6 million in the fourth quarter of 2006.

In February of 2007, we completed the sale of our European Architectural business. Cash proceeds from the sale were $25.0 million. As a result of the sale, we recognized an after-tax gain of $6.5 million.

On August 6, 2007, we completed the sale of the EBGI portion of our reinforcements business. Cash proceeds from the sale, net of transaction costs, were $58.5 million, resulting in a net after-tax loss of $3.4 million. The sale included up to $12.5 million of additional earnout payments contingent upon annual sales for three years of the Ballistics product line. The additional payments are capped with a maximum of $5.0 million in any individual year. In 2008 the Company received $0.3 million. Additional payments, if any, will be recorded as income when earned. The earnout provision expires in August 2010.

With the completion of the EBGI sale, our previously announced portfolio review has reached a successful conclusion, resulting in total cash proceeds, before any earnout payments, of $105.5 million and a net after-tax gain of $12.7 million.

FINANCIAL CONDITION

We have conducted a review of our exposures to the recent severe deterioration in the financial markets and global economy. As a result we have taken a number of actions, including tight monitoring of all our cash costs and aligning the pace of our capital expenditures with our current growth assumptions. We have plans for $100 million of capital spending in 2009, with much of it in the first half as we complete carbon fiber and wind capacity projects already in progress. We target 2009 to be cash flow positive for the year, though we do expect to be negative in the first half as a result of the timing of the capital spending and other seasonal factors.

We have a portfolio of derivatives related to currencies and interest rates. We monitor our counterparties and we only use those rated AA or better. Further, as a result of the volatile foreign exchange markets, many of these derivatives have moved into a liability position reducing our exposure to counterparty risk.

Liquidity: Short-term liquidity requirements consist primarily of normal recurring operating expenses and working capital needs; capital expenditures and debt service requirements. We expect to meet these short-term requirements through cash, net cash from operating activities and our and revolving credit facility.

Our cash on hand at December 31, 2008 was $50.9 million as compared to $28.1 million at December 31, 2007. The $50.9 million is held in cash and prime money market investments with strong sponsor organizations which are monitored on a continuous basis. Over the last three years, net cash from operating activities has provided a source of funds ranging between $98.3 million and $106.3 million per year.

The Company has a senior secured credit facility (the "Senior Secured Credit Facility") in place, consisting of $166.7 million in term loans outstanding and a $125.0 million revolving loan as further discussed under the Credit Facilities section. Our total debt as of December 31, 2008 was $394.6 million, an increase of $78.7 million from the December 31, 2007 balance. Our $125 million revolver facility is undrawn (other than by outstanding letters of credit) and as of December 31, 2008 had $111.1 million available for borrowings and expires March 1, 2010. Scheduled debt payments in the next year are nominal. We have evaluated our bank group participating in our revolving credit facility to reassure committed revolver availability. To date we have not experienced any limitations on our ability to access this facility as we monitor our counterparties on a continuous basis. During the fourth quarter we borrowed against our revolving credit facility, and subsequently paid down the balance prior to December 31, 2008, The level of available borrowing capacity fluctuates during the course of the year due to factors including, capital expenditures, interest and incentive plan payments, as well as timing of receipts and disbursements within the normal course of business.

As of December 31, 2008, our long-term liquidity requirements consisted primarily of obligations under our long-term debt obligations. While we only have $2.1 million of debt due in 2009, our revolver facility expires on March 1, 2010. Accordingly, we expect to refinance our Senior Secured Credit Facility in 2009. The availability and terms of any such financing will depend upon market and other conditions at the time. Though we do expect our borrowing costs will be higher than they are currently under our current Senior Secured Credit Facility.

Our U.S. pension plan assets were distributed as part of the termination discussed above; however we are monitoring our foreign plan assets for impacts on future funding requirements and expense. Our largest exposure is in the UK, where the fair value of the assets was approximately $69 million at December 31, 2008. This asset value compares to a benefit obligation of approximately $81 million. Additionally, if the actual rate of return differs considerably from the expected rate of return, the amount of future contributions to these plans could change accordingly.

Recent events in the credit markets have had an adverse impact on the financial markets. We have not yet been significantly affected by the distress being experienced in the credit markets; however no assurances can be made that this could not change in the future.

Credit Facilities: On March 1, 2005, we entered into a $350.0 million senior secured credit facility, consisting of a $225.0 million term loan and a $125.0 million revolving loan. On May 30, 2008, Hexcel Corporation and its lenders entered into the second amendment to its Senior Secured Credit Facility pursuant to which Hexcel borrowed $80.0 million of additional term loans, designated as term loan C. The net proceeds were used to pay down the revolving loan balance under the credit facility to restore availability under the revolver. All other terms of the credit facility, including the collateral package, subsidiary guarantees and financial and other covenants, remain unchanged.

Term loan B under the Senior Secured Credit Facility is scheduled to mature on March 1, 2012; term loan C under the facility mature on April 1, 2012, one month after maturity of the existing term loan B under the credit facility and the revolving loan under the Senior Secured Credit Facility is scheduled to expire on March 1, 2010.

Term loan B borrowings under the Senior Secured Credit Facility bear interest at a floating rate based on the agent's defined "prime rate" plus a margin that can vary from 0.875% to 1.125% or LIBOR plus a margin that can vary from 1.875% to 2.125%. Upon entering the term loan C agreement, the interest rate margin on term loan B was increased by 37.5 basis points, a level slightly below that of term loan C. Term loan C borrowings under the Senior Secured Credit Facility bear interest at a floating rate based on the agent's defined "prime rate" plus a margin that can vary from 1.25% to 1.50% or LIBOR plus a margin that can vary from 2.25% to 2.50%. Revolving loan borrowings under the Senior Secured Credit Facility bear interest at a floating rate based on either the agent's defined "prime rate" plus a margin that can vary from 0.25% to 1.00%, or LIBOR plus a margin that can vary from 1.25% to 2.00%. The margin in effect for a borrowing at any given time depends on our consolidated leverage ratio. The weighted average interest rate for the actual borrowings on the Senior Secured Credit Facility was 5.01% for the year ended December 31, 2008. Borrowings made under the LIBOR option during the year ended December 31, 2008 were made at interest rates ranging from 3.875% to 6.5625%.

Principal payments on the term loan C are due quarterly in similar proportion to term loan B, with substantially all of the principal due in the second half of 2011 and the first half of 2012. Any voluntary or mandatory prepayments of term loans by Hexcel will be applied pro rata among the previously existing term loans and the new term loans. The interest rate for the new term loans is based on LIBOR plus a margin, and was determined based on current market pricing. In accordance with the terms of the credit facility regarding the borrowing of additional loans, The Senior Secured Credit Facility is secured by a pledge of assets that includes, among other things, the receivables, inventory, property, plant and equipment and intellectual property of Hexcel Corporation and our material U.S. subsidiaries and 65% of the equity interest of our first-tier U.K. subsidiary. In addition, the Senior Secured Credit Facility permits us to issue letters of credit up to an aggregate amount of $40.0 million, of which $13.9 million were outstanding as of December 31, 2008. Any outstanding letters of credit reduce the amount available for borrowing under the revolving loan.

We are required to maintain various financial ratios throughout the term of the Senior Secured Credit Facility. These financial covenants set maximum values for our leverage (the ratio of total debt to EBITDA), interest coverage (the ratio of EBITDA to book interest), and capital expenditures (not to exceed specified annual expenditures). For 2009, our capital expenditure limitation is $100 million. We have plans in place to spend the $100 million in 2009, but in the event estimated future customer requirements require us to accelerate our capital spending plan, we may not be able to do so if we are unable to refinance the credit facility or obtain an amendment waiver. The Senior Secured Credit Facility also contains limitations on, among other things, incurring debt, granting liens, making investments, making restricted payments, including dividends, entering into transactions with affiliates and prepaying subordinated debt. In addition, the Senior Secured Credit Facility contains other customary terms relating to, among other things, representations and warranties, additional covenants and events of default. At December 31, 2008, we were in compliance with the financial covenants under the Senior Secured Credit Facility and we expect to remain in compliance.

Operating Activities: We generated $98.9 million from operating activities during 2008, a decrease of $7.4 million from 2007. Net income plus non-cash items contributed $145.0 million of cash flow. This was partly offset by increased working capital requirements primarily due to the 13% sales growth during 2008, including $25.7 million in reductions in accounts payables and accrued liabilities primarily as a result of high capital expenditures in December 2007 which were paid in 2008. Other uses of cash during 2008 included $7.5 million of tax payments related to the sale in 2007 of the European architectural business and the $7.1 million final cash contribution to the U.S. defined pension plan.

Net cash generated from operating activities of continuing operations during 2007 was $106.3 million, an increase of $8.0 million from 2006. Net income generated from continuing operations plus non-cash charges (depreciation and amortization) contributed $107.3 million of cash flow. The 2007 cash from operating activities did benefit from a $21.0 million increase in accounts payable and accrued liabilities as a result of the timing of expenditures in December 2007, that resulted in payments in January 2008. Cash used for inventory increased by $4.7 million during 2007. We made contributions to our post retirement plans during 2007 of $13.0 million, including $5.9 million specifically related to our U.S. qualified pension plan. The contribution to post retirement plans during 2006 was $7.7 million. Dividends of $1.3 million were received from an affiliated company during 2006.

Investing Activities: Net cash used for investing activities was $155.0 million in 2008 compared to $37.4 million in 2007. We made capital expenditures of $177.3 million and $120.6 million during 2008 and 2007, respectively, primarily related to our carbon fiber expansion programs, discussed in further detail below. During 2008, we received total proceeds of $22.3 million from the sale of our interest in BHA. In 2007 we received proceeds of $84.0 million in connection with the sales of our EBGI and European Architectural businesses. During 2006, we received proceeds of $22.0 million in connection with the sale of our ownership interest in TechFab, an affiliated company.

With increased demand for our products, we made capital expenditures in 2007 and 2008 to increase our manufacturing capacity, and will make further expenditures in 2009. Capital expenditures for 2009 are projected to be approximately $100 million.

Financing Activities: Net cash provided by financing activities in 2008 was $80.1 million, primarily reflecting the term loan C borrowings. Net cash used for financing activities of continuing operations in 2007 was $75.5 million. This use of cash was primarily due to repayments of long-term debt totaling $96.2 million during the year, generated from the asset sales mention above. During 2007, we received $21.3 million of cash from activity under stock plans. Net cash provided by financing activities was $2.5 million during 2006. During 2006, we received $10.6 million from activity under stock plans. In addition, we made net payments of $6.4 million on the outstanding balance of our senior secured credit facility and made capital lease payments and other debt of $1.7 million.

Financial Obligations and Commitments: As of December 31, 2008, current maturities of notes payable and capital lease obligations were $ 2.1 million. We have entered into several capital leases for buildings and warehouses with expirations through 2021. In addition, certain sales and administrative offices, data processing equipment and manufacturing facilities are leased under operating leases.

Total letters of credit issued and outstanding under the Senior Secured Credit Facility were $13.9 million as of December 31, 2008. We had no letters of credit issued separately from this credit facility.

The following table summarizes the scheduled maturities as of December 31, 2008 of financial obligations and expiration dates of commitments for the years ended 2009 through 2013 and thereafter.

(In millions)	2009	2010	2011	2012	2013	Thereafter	Total
Senior secured credit facility — revolver due 2010	$ —	$ —	$ —	$ —	$ —	$ —	**$ —**
Senior secured credit facility — term B loan due 2012	0.9	0.9	64.3	21.4	—	—	**87.5**
Senior secured credit facility — term C loan due 2012	0.8	0.8	39.2	38.8	—	—	**79.6**
6.75% senior subordinated notes due 2015	—	—	—	—	—	225.0	**225.0**
Capital leases	0.4	0.2	0.2	0.2	—	1.9	**2.9**
Subtotal	2.1	1.9	103.7	60.4	—	226.9	**395.0**
Operating leases	8.9	6.5	4.9	2.9	2.5	15.6	**41.3**
Total financial obligations	$ 11.0	$ 8.4	$ 108.6	$ 63.3	$ 2.5	$ 242.5	**$ 436.3**
Letters of credit	$ 13.9	$ —	$ —	$ —	$ —	$ —	**$ 13.9**
Interest payments	20.9	20.9	19.1	15.7	15.2	17.7	**109.5**
Estimated benefit plan contributions	5.7	4.5	7.6	6.6	5.6	41.6	**71.6**
Other*	3.8	1.3	1.2	1.2	1.2	0.5	**9.2**
Total commitments	$ 55.3	$ 35.1	$ 136.5	$ 86.8	$ 24.5	$ 302.3	**$ 640.5**

* Other represents estimated spending for environmental matters at known sites.

As of December 31, 2008, we had $18.2 million of unrecognized tax benefits. This represents tax benefits associated with various tax positions taken, or expected to be taken, on domestic and international tax returns that have not been recognized in our financial statements due to uncertainly regarding their resolution. The resolution or settlement of these tax positions with the taxing authorities is at various stages. We estimate that we will resolve or settle certain tax audits in 2009 and have classified $6.7 million of the unrecognized tax benefit as a current liability. We are unable to make a reliable estimate of the eventual cash flows of the remaining $11.5 million of unrecognized tax benefits.

For further information regarding our financial obligations and commitments, see Notes 6, 7, 8, 14 and 15 to the accompanying consolidated financial statements of this Annual Report.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared based upon the selection and application of accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions about future events that affect amounts reported in our financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be significant to the financial statements. The accounting policies below are those we believe are the most critical to the preparation of our financial statements and require the most difficult, subjective and complex judgments. Our other accounting policies are described in the accompanying notes to the consolidated financial statements of this Annual Report.

Accounts Receivable

We ensure that accounts receivable balances are reported at net realizable value by establishing an appropriate allowance for doubtful accounts. The allowance for doubtful accounts is based upon, among other factors, a review of the credit-worthiness of our customers, our historical loss experience, and the economic environment within which we operate, and requires a considerable amount of judgment. We estimate our allowance for doubtful accounts based upon two sets of criteria: a review of specifically identified individual customer accounts that are evaluated for collectability, and an overall evaluation of the collectability of our total accounts receivable.

Individual specific customer accounts are reviewed for collectability when, based upon current information and events, there exists a potential write-off of all, or a portion, of a customer's outstanding receivable balance. Factors considered in assessing collectability include a customer's extended payment delinquency, an assessment of a customer's credit-worthiness and a consideration of a customer's request for restructuring, or its filing for protection under the bankruptcy code. An allowance for doubtful accounts is established based upon our assessment of the uncollectible portion of the accounts receivable balance.

In addition, an overall evaluation of the collectability of our total accounts receivable balance is performed by giving consideration to such factors as past collection experience, available credit insurance, customer and industry trends, economic and market conditions, the financial condition of customers (i.e. bankruptcy, liens, increases in days sales outstanding), and current overall aging trends when compared to the previous years' aging of accounts receivable. Based upon this evaluation, an additional allowance for doubtful accounts may be established.

Our total allowance for doubtful accounts at December 31, 2008 and 2007 was $2.1 million and $2.2 million, respectively, representing approximately 1.1% of gross accounts receivable at December 31, 2008 and December 31, 2007.

Inventories

We ensure that inventories are reported at the lower of cost or market by establishing appropriate reserves for excess, obsolete and unmarketable inventories and, if appropriate, reducing inventories to current estimated market values. Cost is determined using the standard cost method for our Composite Materials segment and by either the weighted average cost method or the standard cost method for our Engineered Products segment. Cost of inventories includes the cost of raw material, purchased parts, labor and production overhead cost. We regularly review inventory quantities on hand and record a reserve for excess and obsolete inventories based primarily on age of inventory, historical usage and the estimated forecast of product demand and production requirements. Our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventories. When we have determined that our current inventory levels exceed future demand, inventories are adjusted by increasing reserve balances and recording a charge at the time of such determination thus reducing inventories to estimated net realizable value. In instances where it is determined that current inventory levels are deemed to be lower than estimated future demand, no adjustment is required.

Our inventory reserves at December 31, 2008 and 2007 were $23.2 million and $19.5 million, respectively, representing 10.6% and 9.8% of gross inventories at December 31, 2008 and 2007, respectively.

Product Warranties

We provide for an estimated amount of potential liability related to product warranty. The amount of the warranty liability accrued reflects our estimate of the expected future costs of warranty claims. The estimate for warranty obligations is applicable to both of our segments, and is estimated on the basis of two components: a review of specifically identified potential warranty claims, and an overall evaluation of potential product warranty liability. The warranty reserve established is reviewed periodically, and at least quarterly, for adequacy and appropriateness of amount.

Individual specific warranty claims are reviewed for possible accrual when, based upon current information and events, a potential individual warranty matter has been identified. In those instances when judgment would indicate that an accrual is appropriate a product warranty claim liability will be established. Specific accruals are supported by written documentation from our sales and marketing organization that would include the nature of the issue, the expected resolution date and estimated amount or range of liability. We would accrue for the estimated warranty claim at an amount no less than the minimum estimated potential liability and no more than the potential maximum estimated amount. The accrual amount may change only with documentation of a specific change in the estimated impact amount or range of potential liability.

In addition, an overall evaluation of the adequacy of the accrual for product warranty liability is performed to address warranty claims that are in process, or expected to be processed. The adequacy of the accrual is estimated after giving consideration to the dollar amount of open warranty claims in process, the expected cost of rework versus replacement, and historical expense levels for non-significant claims versus sales levels.

While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component and material suppliers, our product warranty obligations are affected by product failure rates and material usage. Should actual product failure rates and material usage differ from our estimates, revisions to the estimated product warranty costs would be required.

Our accrual for product warranties at December 31, 2008 and 2007 was $3.8 million and $2.9 million, respectively. Our product warranty expense was $1.4 and $1.8 million for the years ended 2008 and 2007, respectively.

Deferred Tax Assets

As of December 31, 2008, we have $119.8 million in net deferred tax assets consisting of deferred tax assets of $156.1 million offset by deferred tax liabilities of $20.2 million and a valuation allowance of $16.1 million. The net deferred tax asset balance of $105.8 million as of December 31, 2007 consisted of deferred tax assets of $151.2 million offset by deferred tax liabilities of $16.5 million and a valuation allowance of $28.9 million.

The determination of the required valuation allowance and the amount, if any, of deferred tax assets to be recognized involves significant estimates regarding the timing and amount of reversal of taxable temporary differences, future taxable income and the implementation of tax planning strategies. In particular, Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"), requires us to weigh both positive and negative evidence in determining whether a valuation allowance is required. Positive evidence would include, for example, a strong earnings history, an event that will increase our taxable income through a continuing reduction in expenses, and tax planning strategies indicating an ability to realize deferred tax assets. Negative evidence would include, for example, a history of operating losses and losses expected in future years.

Included in the 2008 provision were certain tax benefits relating to the implementation of tax planning strategies which enabled the Company to revise its estimate of U.S. net operating loss (NOL) and foreign tax credit (FTC) carry-forwards expected to be realized in the future. The tax provision for year included $26.2 million of net tax benefits primarily attributable to changing prior year foreign taxes paid from a deduction to a credit and the reversal of valuation allowances against net operating losses and the reinstatement of net operating losses which were previously written off. The Company has additional FTCs for which we have recorded valuation allowances, but we will not reverse these valuation allowances until such time that we believe it is more likely than not that they are realizable.

In addition to the valuation allowance against the FTC described above, the valuation allowance as of December 31, 2008 and 2007 relates to certain net operating loss carryforwards of our Belgian and certain U.K. subsidiaries, certain state temporary differences and state net operating loss carryforwards and foreign tax credit carryforwards for which we have determined, based upon historical results and projected future book and taxable income levels, that a valuation allowance should continue to be maintained.

Included in the provision for income taxes for the year ended December 31, 2006, was the reversal of $4.5 million of the valuation allowance against our U.S. deferred tax assets related to capital losses. The reversal has been made in connection with the sale of our investment in TechFab, which resulted in a gain that is expected to utilize a capital loss.

Uncertain Tax Positions

Our unrecognized tax benefits at December 31, 2008, relates to various Foreign and U.S. jurisdictions. The Company's unrecognized tax benefits as of December 31, 2008 totaled $18.2 million.

Included in the unrecognized tax benefits of $18.2 million at December 31, 2008 was $15.5 million of tax benefits that, if recognized, would impact our annual effective tax rate. In addition, we recognize interest accrued related to unrecognized tax benefits as a component of interest expense and penalties as a component of income tax expense in the condensed consolidated statements of operations. During 2008, we reversed potential interest of $0.7 million, net of accruals, related to the unrecognized tax benefits. As of December 31, 2008, we have recorded a liability of $2.6 million for the payment of interest.

We are subject to taxation in the U.S. and various states and foreign jurisdictions. The U.S. federal statute of limitations remains open for prior years; however the U.S. tax returns have been audited through 2003 and currently tax year 2006 is under audit. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from 3 to 5 years. Years still open to examination by foreign tax authorities in major jurisdictions include Austria (2002 onward), Belgium (2003 onward), France (2005 onward), Spain (2004 onward) and UK (2006 onward). We are currently under examination in various U.S. state and foreign jurisdictions.

As of December 31, 2008, we had uncertain tax positions for which it is reasonably possible that amounts of unrecognized tax benefits could significantly change over the next year. These uncertain tax positions relate to our tax returns from 2003 onward, some of which are currently under examination by certain European and U.S. taxing authorities. We are unable to provide an estimate of possible change to the unrecognized tax benefits related to these tax positions.

We expect that the amount of unrecognized tax benefits will continue to change in the next twelve months as a result of ongoing tax deductions, the resolutions of audits and the passing of the statute of limitations.

Long-Lived Assets and Goodwill

We have significant long-lived assets. We review these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assessment of possible impairment is based upon our ability to recover the carrying value of the assets from the estimated undiscounted future net cash flows, before interest and taxes, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires estimates of these cash flows and fair value. The calculation of fair value is determined based on discounted cash flows. In determining fair value a considerable amount of judgment is required to determine discount rates, market premiums, financial forecasts, and asset lives. In 2007, the impairment review indicated the fair value of certain purchased intangible assets and fixed assets were less than the carrying amount of the assets, we therefore recorded an impairment charge of $3.0 million during the fourth quarter of 2007. No impairment charges were recorded in either 2008 or 2006.

In addition, we review goodwill for impairment at the reporting unit level at least annually, and whenever events or changes in circumstances indicate that goodwill might be impaired. A reporting unit is the lowest level of an entity that is a business and can be distinguished from other activities, operations, and assets of the entity. Within the Composite Materials segment, the reporting units are one level below the operating segment. We have four reporting units within the Composite Materials segment, each of which are components that constitute a business for which discrete financial information is available and for which appropriate management regularly reviews the operating results. Within the Engineered Products segment, the reporting unit is the segment as it comprises only a single component. If, during the annual impairment review, the book value of the reporting unit exceeds the fair value, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount exceeds the implied fair value, goodwill is written down to its implied value. The implied fair value of goodwill is determined as the difference between the fair value of a reporting unit, taken as a whole, and the fair value of the assets and liabilities of such reporting unit. The calculation of fair value is determined based on discounted cash flows. Key assumptions used in the calculation included revenue growth and increases in costs based upon the projected revenue growth and adjusted for anticipated efficiencies from volume increases. In determining fair value a considerable amount of judgment is required to determine discount rates, market premiums, financial forecasts and is based upon the best information available as of the date of the review. Future cash flows can be affected by changes in industry or market conditions. During the fourth quarter of 2008, we updated valuations for all reporting units with goodwill using discounted cash flow analyses, based upon estimated forward-looking information regarding market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result of these valuations, we determined that goodwill was not impaired.

Share-Based Compensation

Effective January 1, 2006, we adopted SFAS 123(R), using the modified prospective transition method. SFAS 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values on the grant date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service periods in our consolidated statement of operations. SFAS 123(R) requires that forfeitures be estimated at the time of grant in order to estimate the amount of share-based awards that will ultimately vest. Furthermore, SFAS 123(R) requires the monitoring of actual forfeitures and the subsequent adjustment to forfeiture rates to reflect actual forfeitures. Share-based compensation expense recognized in the consolidated statement of operations for the year ended December 31, 2006 includes (i) compensation expense for share-based awards granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, (ii) and compensation expense for share-based awards granted subsequent to January 1, 2006, based on the fair value estimated in accordance with the provisions of SFAS 123(R). Share based compensation expense capitalized for the years ended December 31, 2008, 2007 and 2006 was not material.

Restricted stock units ("RSUs") are grants that entitle the holder to shares of common stock as the award vests (generally over three years). Performance restricted stock units ("PRSUs") are a form of RSUs in which the number of shares ultimately received depends on the extent to which we achieve a specified performance target. The number of PRSUs is based on a two-year performance period and the awards will generally vest after a subsequent one-year service period. At the end of the performance period, the number of shares of stock to be issued will be determined based on the extent to which the pre-determined performance criteria is met, and can range between 0% and 150% of the target amount for PRSUs issued prior to 2008 and between 0% and 200% of the target amount for PRSUs issued in 2008. The final performance percentage, on which the payout will be based, considering performance metrics established for the performance period, will be certified by our Board of Directors or a Committee of the Board after the conclusion of the performance period.

We estimated the fair value of stock options at the grant date using the Black-Scholes option pricing model with the following assumptions as for the years ended December 31, 2008 and 2007:

	2008	**2007**
Risk-free interest rate	**2.98 %**	4.84 %
Expected option life (in years) Executive	**6.00**	5.97
Expected option life (in years) Non-Executive	**5.16**	5.24
Dividend yield	**— %**	— %
Volatility	**45.21 %**	40.94 %
Weighted-average fair value per option granted	**$ 9.69**	$ 8.41

We determine the expected option life for each grant based on ten years of historical option activity for two separate groups of employees (executive and non-executive). The weighted-average expected life ("WAEL") is derived from the average midpoint between the vesting and the contractual term and considers the effect of both the inclusion and exclusion of post-vesting cancellations during the ten-year period. Expected volatility is calculated based on a blend of both historic volatility of our common stock and implied volatility of our traded options. We weigh both volatility inputs equally and utilize the average as the volatility input for the Black-Scholes calculation. The risk-free interest rate for the expected term is based on the U.S. Treasury yield curve in effect at the time of grant. No dividends were paid in either period; furthermore, we do not plan to pay any dividends in the foreseeable future.

Our 2008 and 2007 stock option, RSU, and PRSU agreements contain certain provisions related to the retirement of an employee. Employees who terminate employment other than for "cause" (as defined in the relevant employee option or RSU agreement), and who meet the definition of retirement in the relevant employee option or RSU agreement (age 65 or age 55 with 5 or more years of service with the company), will continue to have their options or RSUs vest in accordance with the vesting schedule set forth in the option or RSU agreement. RSUs and options are deemed to be vested when an employee meets the definition of retirement. The treatment of PRSUs upon retirement differs from that of options and RSUs, as an employee who is retirement eligible is only entitled to a pro-rata portion of his shares based on the portion of the performance period prior to retirement and based on the extent to which the performance criteria is met; however, if employed at the end of the performance period he is entitled to the entire grant (based on the extent to which the performance criteria is met). As a result of these provisions, under the terms of SFAS 123(R), we have accelerated the recognition of the compensation expense for any employee who met the above definition of retirement eligibility, or who will meet the definition during the vesting period.

Commitments and Contingencies

We are involved in litigation, investigations and claims arising out of the normal conduct of our business, including those relating to commercial transactions, environmental, health and safety matters. We estimate and accrue our liabilities resulting from such matters based upon a variety of factors, including the stage of the proceeding; potential settlement value; assessments by internal and external counsel; and assessments by environmental engineers and consultants of potential environmental liabilities and remediation costs. We believe we have adequately accrued for these potential liabilities; however, facts and circumstances may change, such as new developments, or a change in approach, including a change in settlement strategy or in an environmental remediation plan, that could cause the actual liability to exceed the estimates, or may require adjustments to the recorded liability balances in the future.

Our estimate of liability as a potentially responsible party ("PRP") and our remaining costs associated with our responsibility to remediate the Lodi, New Jersey; Kent, Washington; and other sites are accrued in the consolidated balance sheets. As of December 31, 2008 and 2007, our aggregate environmental related accruals were $9.2 million and $3.2 million, respectively. As of December 31, 2008 and 2007, $3.8 million and $2.1 million, respectively, was included in current other accrued liabilities, with the remainder included in other non-current liabilities. As related to certain environmental matters, the accrual was estimated at the low end of a range of possible outcomes since no amount within the range is a better estimate than any other amount. If we had accrued for these matters at the high end of the range of possible outcomes, our accrual would have been $4.9 million and $4.6 million higher at December 31, 2008 and 2007, respectively.

These accruals can change significantly from period to period due to such factors as additional information on the nature or extent of contamination, the methods of remediation required, changes in the apportionment of costs among responsible parties and other actions by governmental agencies or private parties, or the impact, if any, of being named in a new matter.

Environmental remediation reserve activity for the years ended December 31, 2008, 2007, 2006 was as follows:

	For the year ended		
(In millions)	**December 31, 2008**	**December 31, 2007**	**December 31, 2006**
Beginning remediation accrual balance	**$3.2**	$ 5.3	$4.2
Current period expenses (a)	**8.7**	0.6	3.9
Cash expenditures	**(2.7)**	(2.7)	(2.8)
Ending remediation accrual balance	**$9.2**	$ 3.2	$5.3
Capital expenditures for environmental matters	**$7.3**	$ 2.3	$0.8

(a) 2008 Includes $7.6 million of expense related to the Lodi, New Jersey site resulting from a change in the estimated time period that remediation is expected to continue.

MARKET RISKS

As a result of our global operating and financing activities, we are exposed to various market risks that may affect our consolidated results of operations and financial position. These market risks include, but are not limited to, fluctuations in interest rates, which impact the amount of interest we must pay on certain debt instruments, and fluctuations in currency exchange rates, which impact the U.S. dollar value of transactions, assets and liabilities denominated in foreign currencies. Our primary currency exposures are in Europe, where we have significant business activities. To a lesser extent, we are also exposed to fluctuations in the prices of certain commodities, such as electricity, natural gas, aluminum, acrylonitrile and certain chemicals.

We attempt to net individual exposures, when feasible, taking advantage of natural offsets. In addition, we employ interest rate swap agreements and foreign currency forward exchange contracts for the purpose of hedging certain specifically identified interest rates and net currency exposures. The use of these financial instruments is intended to mitigate some of the risks associated with fluctuations in interest rates and currency exchange rates, but does not eliminate such risks. We do not use financial instruments for trading or speculative purposes.

Interest Rate Risks

Our long-term debt bears interest at both fixed and variable rates. From time to time we have entered into interest rate swap agreements to change the underlying mix of variable and fixed interest rate debt. These interest rate swap agreements have modified the percentage of total debt that is exposed to changes in market interest rates. Assuming a 10% favorable and a 10% unfavorable change in the underlying weighted average interest rates of our variable rate debt and swap agreements, interest expense for 2008 of $20.2 million would have decreased to $19.4 million and increased to $21.0 million, respectively.

Interest Rate Swap Agreements

In May 2005, we entered into an agreement to swap $50.0 million of a floating rate obligation for a fixed rate obligation at an average of 3.99% against LIBOR in U.S. dollars. The term of the swap was three years, and was scheduled to mature on July 1, 2008. The swap was accounted for as a cash flow hedge of our floating rate bank loan. To ensure the swap is highly effective, all the principal terms of the swap matched the terms of the bank loan. At June 29, 2007 we terminated the swap and received a cash payment of $0.6 million. The amounts deferred were released from OCI in accordance with the original terms through July 2008. A net gain of $0.3 million and $0.7 million were recognized as a component of "interest expense" for 2008 and 2007, respectively.

Cross-Currency Interest Rate Swap Agreement

In September 2006, we entered into a cross-currency interest rate swap agreement to hedge a portion of our net Euro investment in Hexcel France SA. To the extent it is effective, gains and losses are recorded as an offset in the cumulative translation account, the same account in which translation gains and losses on the investment in Hexcel France SA are recorded. All other changes, including any difference in current interest, are excluded from the assessment of effectiveness and are included in operating income as a component of interest expense. The agreement has a notional value of $63.4 million, a term of five years, and is scheduled to mature on September 20, 2011. We receive interest in U.S. dollars quarterly and pay interest in Euros on the same day. U.S. interest is based on the three month LIBOR rate. Euro interest is based on the three month EURIBOR. The fair value of the swap at December 31, 2008 and December 31, 2007 was a liability of $7.3 million and $10.6 million, respectively. Net credits to interest expense of $0.1 million and $0.6 million related to the excluded portion of the derivative were recorded in 2008 and 2007, respectively. Net charges to interest expense of $1.5 million and $0.1 million related to the interest coupons were recorded during 2008 and 2007, respectively. The net amount of gains/losses included in the CTA adjustment during the reporting periods were a gain of $3.2 million and losses of $7.7 million and $28 million in 2008, 2007 and 2006, respectively. The impact of applying SFAS 157 credit risk adjustments was immaterial.

In 2003, we entered into a cross-currency interest rate swap agreement, which effectively exchanges a loan of 12.5 million Euros at a fixed rate of 7% for a loan with a notional amount of $13.5 million at a fixed rate of 6.02% over the term of the agreement expiring December 1, 2007. We entered into this agreement to effectively hedge interest and principal payments relating to an intercompany loan denominated in Euros. The swap agreement expired on December 1, 2007. During 2007, hedge ineffectiveness was immaterial. A net loss of $0.1 million for the year ended December 31, 2007 was recognized as interest expense.

Foreign Currency Exchange Risks

We operate seven manufacturing facilities in Europe, which generated approximately 52% of our 2008 consolidated net sales. Our European business activities primarily involve three major currencies — the U.S. dollar, the British pound, and the Euro. We also conduct business or have joint venture investments in China, Malaysia, and Australia, and sell products to customers throughout the world.

In 2008, our European subsidiaries had third-party sales of $684.5 million of which approximately 29% were denominated in U.S. dollars, 64% were denominated in Euros and 7% were denominated in British pounds. While we seek to reduce the exposure of our European subsidiaries to their sales in non-functional currencies through the purchase of raw materials in the same currency as that of the product sale, the net contribution of these sales to cover the costs of the subsidiary in its functional currency will vary with changes in foreign exchange rates, and as a result, so will vary the European subsidiaries' percentage margins and profitability. For revenues denominated in the functional currency of the subsidiary, changes in foreign currency exchange rates increase or decrease the value of these revenues in U.S. dollars but do not affect the profitability of the subsidiary in its functional currency. The value of our investments in these countries could be impacted by changes in currency exchange rates over time, and could impact our ability to profitably compete in international markets.

We attempt to net individual functional currency positions of our various European subsidiaries, to take advantage of natural offsets and reduce the need to employ foreign currency forward exchange contracts. We attempt to hedge some, but not necessarily all, of the net exposures of our European subsidiaries resulting from sales they make in non-functional currencies. The benefit of such hedges varies with time and the foreign exchange rates at which the hedges are set. For example, when the Euro strengthened against the U.S. dollar, the benefit of new hedges placed was much less than the value of hedges they replaced that were entered into when the U.S. dollar was stronger. We seek to place additional foreign currency hedges when the dollar strengthens against the Euro or British pound. We do not seek to hedge the value of our European subsidiaries' functional currency sales and profitability in U.S. dollars. We also enter into short-term foreign currency forward exchange contracts, usually with a term of ninety days or less, to hedge net currency exposures resulting from specifically identified transactions. Consistent with the nature of the economic hedge provided by such contracts, any unrealized gain or loss would be offset by corresponding decreases or increases, respectively, of the underlying transaction being hedged.

We have performed a sensitivity analysis as of December 31, 2008 using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to the U.S. dollar with all other variables held constant. The analysis covers all of our foreign currency hedge contracts. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would have an immaterial impact on our results. However, it should be noted that over time as the adverse movement (in our case a weaker dollar as compared to the Euro or the GBP) continues and new hedges are layered in at the adverse rate, the impact would be more significant. For example, had we not had any hedges in place for 2008, a 10% adverse movement would have reduced our operating income by approximately $8 million.

Foreign Currency Forward Exchange Contracts

A number of our European subsidiaries are exposed to the impact of exchange rate volatility between the U.S. dollar and the subsidiaries' functional currencies, being either the Euro or the British Pound Sterling. We entered into contracts to exchange U.S. dollars for Euros and British Pound Sterling through April 2011. The aggregate notional amount of these contracts was $118.2

million and $124.0 million at December 31, 2008 and 2007, respectively. The purpose of these contracts is to hedge a portion of the forecasted transactions of European subsidiaries under long-term sales contracts with certain customers. These contracts are expected to provide us with a more balanced matching of future cash receipts and expenditures by currency, thereby reducing our exposure to fluctuations in currency exchange rates. For the three years ended December 31, 2008, hedge ineffectiveness was immaterial. Cash flows associated with these contracts are classified within net cash provided by operating activities of continuing operations.

The activity in "accumulated other comprehensive income (loss)" related to foreign currency forward exchange contracts for the years ended December 31, 2008, 2007 and 2006 was as follows:

(In millions)	2008	2007	2006
Unrealized gains (losses) at be ginning of period	**$ 3.2**	$ 3.9	$(2.3)
(Gains) losses reclassified to net sales	**(1.3)**	(3.1)	0.1
(Decrease) increase in fair value, net of tax	**(10.8)**	2.4	6.1
Unrealized gains (losses) at end of period	**$(8.9)**	$ 3.2	$ 3.9

Unrealized losses of $7.0 million recorded in "accumulated other comprehensive income (loss)," net of tax, as of December 31, 2008 are expected to be reclassified into earnings over the next twelve months as the hedged sales are recorded. The impact of credit risk adjustments was immaterial.

In addition, non-designated foreign exchange forward contracts are used to hedge balance sheet exposures. The notional amounts outstanding at December 31, 2008 and 2007, respectively were U.S. $15.0 million and GBP 7.3 million against EUR, and U.S. $17.2 million and GBP 1.4 million against EUR. The change in fair value of these forward contracts are recorded in the statement of operations and were immaterial for the years 2008, 2007 and 2006.

Utility Price Risks

We have exposure to utility price risks as a result of volatility in the cost and supply of energy and in natural gas. To minimize the risk, from time to time we enter into fixed price contracts at certain of our manufacturing locations for a portion of our energy usage for periods of up to one year. Although these contracts would reduce the risk to us during the contract period, future volatility in the supply and pricing of energy and natural gas could have an impact on our future consolidated results of operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements ("SFAS 157")*, which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS 157 defines fair value based upon an exit price model. Relative to SFAS 157, the FASB issued FASB Staff Positions (FSP) 157-1, 157-2, and 157-3. FSP 157-1 amends SFAS 157 to exclude Financial Accounting Standards No. 13, "Accounting for Leases," and its related interpretive accounting pronouncements that address leasing transactions, while FSP 157-2 delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and was effective upon issuance. The Company adopted SFAS 157 in 2008 and in accordance with FSP 157-2 deferred the adoption of SFAS 157 for all nonfinancial assets and liabilities until 2009. We are currently evaluating the impact that this new statement will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115*, which is effective for fiscal years beginning after November 15, 2007. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option is elected would be reported in earnings. We have adopted the new statement and have decided not to elect the fair value option.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations ("SFAS 141(R)")*, which replaces SFAS No. 141, *Business Combinations*. SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the application of the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption is not permitted. The effect of adopting this new statement will depend on future acquisitions.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51("SFAS 160")*. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51's consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. We anticipate that the statement will not have a significant impact on the reporting of our results of operations.

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 ("SFAS 161")*. SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 has been applied, and the impact that hedges have on an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the impact that this new statement will have on our financial statements.

OUR FORWARD-LOOKING STATEMENTS AND PROJECTIONS MAY TURN OUT TO BE INACCURATE.

This Annual Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," and similar terms and phrases, including references to assumptions. Such statements are based on current expectations, are inherently uncertain, and are subject to changing assumptions.

Such forward-looking statements include, but are not limited to: (a) the estimates and expectations based on aircraft production rates made publicly available by Boeing and Airbus, the revenues we may generate from an aircraft model or program,; (b) the impact of the possible push-out in deliveries of the Airbus and Boeing backlog and the impact of delays in new aircraft programs; (c) expectations of composite content on new commercial aircraft programs and our share of those requirements; (d) expectations of growth in revenues from space & defense applications; (e) expectations regarding growth in sales of composite materials for wind energy, recreation and other industrial applications; (f) expectations regarding working capital trends and expenditures; (g) expectations as to the level of capital expenditures and when we will complete the construction and qualification of capacity expansions; and (h) our ability to maintain and improve margins in light of the ramp-up of new facilities and the current economic environment; (i) our ability to refinance our credit facility, which expires in 2010, on acceptable terms; (j) our projections regarding the realizability of net operating loss and federal tax credit carry-forwards; and the impact of the above factors on our expectations of 2009 financial results; (k) the impact of various market risks, including fluctuations in interest rates, currency exchange rates, environmental regulations and tax codes; fluctuations in commodity prices, and fluctuations in the market price of our common stock. In addition, actual results may differ materially from the results anticipated in the forward looking statements due to a variety of factors, including but not limited to changing market conditions, increased competition, product mix, inability to achieve planned manufacturing improvements and cost reductions, and conditions in the financial markets.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different. Such factors include, but are not limited to, the following: changes in general economic and business conditions; changes in current pricing and cost levels; changes in political, social and economic conditions and local regulations, particularly in Asia and Europe; foreign currency fluctuations; changes in aerospace delivery rates; reductions in sales to any significant customers, particularly Airbus or Boeing; changes in sales mix; changes in government defense procurement budgets; changes in military aerospace programs technology; industry capacity; competition; disruptions of established supply channels; manufacturing capacity constraints; and the availability, terms and deployment of capital.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. In addition to other factors that affect our operating results and financial position, neither past financial performance nor our expectations should be considered reliable indicators of future performance. Investors should not use historical trends to anticipate results or trends in future periods. Further, our stock price is subject to volatility. Any of the factors discussed above could have an adverse impact on our stock price. In addition, failure of sales or income in any quarter to meet the investment community's expectations, as well as broader market trends, can have an adverse impact on our stock price. Investors should read "Item 1-A, Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2008 for particular risks that should be considered before investing in any of our securities. We do not undertake an obligation to update our forward-looking statements or risk factors to reflect future events or circumstances.

Hexcel Corporation and Subsidiaries Consolidated Balance Sheets
As of December 31,

(In millions)	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	**$ 50.9**	$ 28.1
Accounts receivable, net	**189.4**	192.8
Inventories, net	**195.3**	179.4
Prepaid expenses and other current assets	**45.1**	34.7
Total current assets	**480.7**	435.0
Net property, plant and equipment	**552.3**	443.1
Goodwill and other intangible assets	**56.0**	56.8
Investments in affiliated companies	**10.6**	17.5
Deferred tax assets	**88.3**	88.7
Other assets	**22.4**	19.4
Total assets	**$1,210.3**	$ 1,060.5
Liabilities and Stockholders' Equity		
Current liabilities:		
Notes payable and current maturities of capital lease obligations	**$ 2.1**	$ 0.4
Accounts payable	**120.5**	144.2
Accrued compensation and benefits	**47.2**	56.4
Accrued interest	**10.1**	9.6
Business consolidation and restructuring liabilities	**2.9**	3.4
Other accrued liabilities	**41.4**	30.3
Total current liabilities	**224.2**	244.3
Long-term notes payable and capital lease obligations	**392.5**	315.5
Long-term retirement obligations	**47.9**	39.8
Other non-current liabilities	**36.5**	33.3
Total liabilities	**701.1**	632.9
Commitments and contingencies (see Note 15)		
Stockholders' equity:		
Common stock, $0.01 par value, 200.0 shares of stock authorized, 98.3 and 97.6 shares of stock issued and outstanding at December 31, 2008 and 2007, respectively	**1.0**	1.0
Additional paid-in capital	**526.1**	513.3
Retained earnings (Accumulated deficit)	**14.6**	(97.4)
Accumulated other comprehensive (loss) income	**(8.7)**	32.6
	533.0	449.5
Less: Treasury stock, at cost, 1.9 and 1.8 shares at December 31, 2008 and 2007, respectively	**(23.8)**	(21.9)
Total stockholders' equity	**509.2**	427.6
Total liabilities and stockholders' equity	**$1,210.3**	$ 1,060.5

The accompanying notes are an integral part of these consolidated financial statements.

Hexcel Corporation and Subsidiaries Consolidated Statements of Operations For the Years Ended December 31,

(In millions, except per share data)	2008	2007	2006
Net sales	**$ 1,324.9**	$1,171.1	$ 1,049.5
Cost of sales	**1,035.7**	888.1	801.0
Gross margin	**289.2**	283.0	248.5
Selling, general and administrative expenses	**112.9**	114.0	105.5
Research and technology expenses	**31.4**	34.2	29.7
Business consolidation and restructuring expenses	**3.8**	7.3	9.9
Other expense, net	**10.2**	12.6	—
Operating income	**130.9**	114.9	103.4
Interest expense	**20.2**	21.4	23.6
Non-operating expense, net	**—**	1.1	0.1
Income from continuing operations before income taxes, equity in earnings and discontinued operations	**110.7**	92.4	79.7
Provision for income taxes	**15.6**	33.4	34.7
Income from continuing operations before equity in earnings and discontinued operations	**95.1**	59.0	45.0
Equity in earnings from and gain on sale of investments in affiliated companies	**16.1**	4.3	19.9
Net income from continuing operations	**111.2**	63.3	64.9
(Loss) income from discontinued operations, net of tax	**—**	(5.1)	1.0
Gain on sale of discontinued operations, net of tax	**—**	3.1	—
Net income	**$ 111.2**	$ 61.3	$ 65.9
Basic net income (loss) per common share:			
Continuing operations	**$ 1.15**	$ 0.67	$ 0.70
Discontinued operations	**—**	(0.02)	0.01
Net income per common share	**$ 1.15**	$ 0.65	$ 0.71
Diluted net income (loss) per common share:			
Continuing operations	**$ 1.14**	$ 0.66	$ 0.68
Discontinued operations	**—**	(0.02)	0.01
Net income per common share	**$ 1.14**	$ 0.64	$ 0.69
Weighted average common shares outstanding:			
Basic	**96.4**	94.7	93.4
Diluted	**97.6**	96.5	95.5

The accompanying notes are an integral part of these consolidated financial statements.

Hexcel Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity and Comprehensive Income
For the Years Ended December 31, 2008, 2007 and 2006

(In millions)	Common Stock Par	Common Stock Additional Paid-In Capital	Retained Earnings Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Shares	Total Stockholders' Equity	Comprehensive Income
Balance, December 31, 2005	$ 0.9	$ 455.0	$ (222.5)	$ (7.3)	$ (15.4)	$ 210.7	
Net income			65.9			65.9	$ 65.9
Retained earnings adjustment- SAB 108			(0.5)			(0.5)	(0.5)
Currency translation adjustments				19.3		19.3	19.3
Net unrealized loss on financial instruments, net of tax				7.8		7.8	7.8
Minimum pension obligation, net of tax				(4.6)		(4.6)	(4.6)
Comprehensive income							$ 87.9
Pension obligation - FAS 158, net of tax				(17.0)		(17.0)	
Activity under stock plans	0.1	24.3			(4.4)	20.0	
Balance, December 31, 2006	$ 1.0	$ 479.3	$ (157.1)	$ (1.8)	$ (19.8)	$ 301.6	
Net income			61.3			61.3	$ 61.3
Retained earnings adjustment -FIN 48			(1.6)			(1.6)	(1.6)
Currency translation adjustments				13.9		13.9	13.9
Net unrealized loss on financial instruments, net of tax				(0.7)		(0.7)	(0.7)
Change in post-retirement benefit plans, net of tax				21.2		21.2	21.2
Comprehensive income							$ 94.1
Activity under stock plans		34.0			(2.1)	31.9	
Balance, December 31, 2007	$ 1.0	$ 513.3	$ (97.4)	$ 32.6	$ (21.9)	$ 427.6	
Net income			**111.2**			**111.2**	**$ 111.2**
Pension obligation - SFAS 158, measurement date adjustment, net of tax			**0.8**			**0.8**	**0.8**
Currency translation adjustments				**(27.7)**		**(27.7)**	**(27.7)**
Net unrealized loss on financial instruments, net of tax				**(12.0)**		**(12.0)**	**(12.0)**
Change in post-retirement benefit plans, net of tax				**(1.6)**		**(1.6)**	**(1.6)**
Comprehensive income							**$ 70.7**
Activity under stock plans		**12.8**			**(1.9)**	**10.9**	
Balance, December 31, 2008	**$ 1.0**	**$ 526.1**	**$ 14.6**	**$ (8.7)**	**$ (23.8)**	**$ 509.2**	

The accompanying notes are an integral part of these consolidated financial statements.

Hexcel Corporation and Subsidiaries Consolidated Statements of Cash Flows For the Years Ended December 31,

(In millions)	2008	2007	2006
Cash flows from operating activities of continuing operations			
Net income	**$111.2**	$ 61.3	$ 65.9
(Loss) income from discontinued operations, net of tax	**—**	(2.0)	1.0
Net income from continuing operations	**111.2**	63.3	64.9
Reconciliation to net cash provided by operating activities of continuing operations:			
Depreciation and amortization	**43.9**	39.8	37.4
Amortization of debt discount and deferred financing costs	**1.7**	1.7	1.6
Deferred income taxes (benefit)	**(6.5)**	10.0	17.5
Business consolidation and restructuring expenses	**3.8**	7.3	9.9
Business consolidation and restructuring payments	**(4.3)**	(14.9)	(3.7)
Loss on early retirement of debt	**—**	1.1	—
Equity in earnings from and gain on sale of investments in affiliated companies	**(16.2)**	(4.3)	(19.9)
Dividends from affiliated companies	**—**	—	1.3
Share-based compensation	**9.4**	10.4	8.3
Excess tax benefits on share-based compensation	**2.0**	(7.1)	(5.4)
Changes in assets and liabilities:			
Increase in accounts receivable	**(3.1)**	(10.0)	(11.8)
Increase in inventories	**(20.1)**	(19.1)	(14.4)
Decrease (increase) in prepaid expenses and other current assets	**3.0**	0.3	(0.3)
(Decrease) increase in accounts payable and accrued liabilities	**(25.7)**	21.0	8.4
Other, net	**(0.2)**	6.8	4.5
Net cash provided by operating activities of continuing operations	**98.9**	106.3	98.3
Cash flows from investing activities of continuing operations			
Capital expenditures and deposits for capital purchases	**(177.3)**	(120.6)	(117.9)
Insurance recoveries on property damage	**—**	1.2	0.5
Proceeds from sale of an investment in an affiliated company	**22.3**	—	22.0
Net proceeds from sale of discontinued operations	**—**	84.0	—
Investment in affiliated companies	**—**	(2.0)	—
Net cash used for investing activities of continuing operations	**(155.0)**	(37.4)	(95.4)
Cash flows from financing activities of continuing operations			
Proceeds from senior secured credit facility — term C loan	**79.3**	—	—
Repayments and redemption of long-term debt	**—**	(96.2)	(1.4)
Repayments of senior secured credit facility — revolver, net	**—**	—	(5.0)
Repayments of capital lease obligations and other debt, net	**(0.4)**	(0.6)	(1.7)
Activity under stock plans and other	**1.2**	21.3	10.6
Net cash provided by (used for) financing activities of continuing operations	**80.1**	(75.5)	2.5
Net cash provided by operating activities of discontinued operations	**—**	7.2	4.4
Net cash used for investing activities of discontinued operations	**—**	(1.8)	(2.5)
Effect of exchange rate changes on cash and cash equivalents	**(1.2)**	3.6	(2.6)
Net increase in cash and cash equivalents	**22.8**	2.4	4.7
Cash and cash equivalents at beginning of year	**28.1**	25.7	21.0
Cash and cash equivalents at end of year	**$ 50.9**	$ 28.1	$ 25.7

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Hexcel Corporation and its subsidiaries (herein referred to as "Hexcel", "we", "us", or "our"), is a leading advanced composites company. We develop, manufacture, and market lightweight, high-performance composites, including carbon fibers, reinforcements, prepregs, honeycomb, matrix systems, adhesives and composite structures, for use in the commercial aerospace, space and defense and industrial applications. Our products are used in a wide variety of end applications, such as commercial and military aircraft, space launch vehicles and satellites, wind turbine blades, automotive, bikes, skis and a wide variety of other industrial applications.

We serve international markets through manufacturing facilities, sales offices and representatives located in the Americas, Europe and Asia Pacific. We are also an investor in a joint venture, which manufactures composite structures for commercial aerospace.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Hexcel Corporation and its subsidiaries after elimination of all intercompany accounts, transactions and profits. An investment in an affiliated company, in which our interest is 33% and where we do not have the ability to exercise control over financial or operating decisions, nor are the primary beneficiary, is accounted for using the equity method of accounting.

During 2007, the Company completed the sale of its U.S. electronics, ballistics and general industrial ("EBGI") product lines and its European Architectural business ("Architectural business"). The results of these businesses are classified as discontinued operations in these consolidated financial statements and notes to consolidated financial Statements (see Note 20). Unless otherwise indicated, information in these notes to the consolidated financial statements relates to continuing operations.

Reclassifications

Certain prior year amounts in the accompanying consolidated financial statements and related notes have been reclassified to conform to the 2008 presentation.

Use of Estimates

Preparation of the accompanying consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less when purchased are considered to be cash or cash equivalents. Our cash equivalents are held in prime money market investments with strong sponsor organizations which are monitored on a continuous basis.

Inventories

Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out and average cost methods. Inventory is reported at its estimated net realizable value based upon our historical experience with inventory becoming obsolete due to age, changes in technology and other factors.

Property, Plant and Equipment

Property, plant and equipment, including capitalized interest applicable to major project expenditures, is recorded at cost. Asset and accumulated depreciation accounts are relieved for dispositions, with resulting gains or losses reflected in earnings. Depreciation of plant and equipment is provided using the straight-line method over the estimated useful lives of the various assets. The estimated useful lives range from 10 to 40 years for buildings and improvements and from 3 to 20 years for machinery and equipment. Repairs and maintenance are expensed as incurred, while major replacements and betterments are capitalized and depreciated over the remaining useful life of the related asset.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets of an acquired business. In accordance with the provisions of Statement of Financial Accounting Standards No.142, *Goodwill and Other Intangible Assets ("SFAS 142")*, goodwill is tested for impairment at the reporting unit level annually, or when events or changes in circumstances indicate that goodwill might be impaired. A reporting unit is an operating segment or one level below an operating segment, for which discrete information is available and regularly reviewed by management. If the carrying value of the reporting unit's goodwill exceeds its implied fair value, the goodwill is written down to its fair value. Fair value is calculated using discounted cash flows. The determination of fair value includes a high degree of judgment and the use of significant estimates and assumptions and requires the use of discount rates, market premiums, and financial forecasts.

We amortize the cost of other intangibles over their estimated useful lives unless such lives are deemed indefinite. Indefinite lived intangibles are tested annually for impairment, or when events or changes in circumstances indicate the potential for impairment. If the carrying amount of the indefinite lived intangible exceeds the fair value, the intangible asset is written down to its fair value. Fair value is calculated using discounted cash flows.

Software Development Costs

Costs incurred to develop software for internal-use are accounted for under Statement of Position 98-1, *"Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."* All costs relating to the preliminary project stage and the post-implementation/operation stage are expensed as incurred. Costs incurred during the application development stage are capitalized and amortized over the useful life of the software. The amortization of capitalized costs commences when functionality of the computer software is achieved.

Investments

We have an investment in an affiliated company with an equity interest of 33%. Upon assessment of Financial Interpretation No. 46R, *Consolidation of Variable Interest Entities ("FIN 46R")*, we believe that this affiliated company would be considered a variable interest entity ("VIEs"). However, we do not control the financial or operating decisions of this company, nor do we consider ourselves the primary beneficiary of this entity. As such, we account for our share of the operating performance of this affiliated company using the equity method of accounting. Future adverse changes in market conditions or poor operating results of the underlying investment could result in losses and the inability to recover the carrying value of the investment, thereby possibly requiring an impairment charge. We review our investment for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. We record an investment impairment charge when the decline in value is considered to be other than temporary.

Debt Financing Costs

Debt financing costs are deferred and amortized to interest expense over the life of the related debt, which ranges from 5 to 10 years. At December 31, 2008 and 2007, deferred debt financing costs were $5.8 million and $6.7 million, net of accumulated amortization of $10.9 million and $9.2 million, respectively, and are included in "other assets" in the consolidated balance sheets.

Share-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123(R), *Share-Based Payments*, which requires companies to recognize in the statement of operations the grant-date fair value of stock awards issued to employees and directors. The Company adopted SFAS 123(R) using the modified prospective transition method. In accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods have not been restated to reflect the impact of SFAS 123(R). Prior to the adoption of SFAS 123(R), the Company applied Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees*, and related interpretations to account for awards of stock-based compensation granted to employees.

Currency Translation

The assets and liabilities of international subsidiaries are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates during the year. Cumulative currency translation adjustments are included in "accumulated other comprehensive income (loss)" in the stockholders' equity section of the consolidated balance sheets. Gains and losses from foreign currency transactions are not material.

Revenue Recognition

Our revenue is predominately derived from sales of inventory, and is recognized when persuasive evidence of an arrangement exists, title and risk of loss passes to the customer, the sales price is fixed or determinable and collectability is reasonably assured. However, from time to time we enter into contractual arrangements for which other specific revenue recognition guidance is applied.

Recognition of revenue on bill and hold arrangements occurs only when risk of ownership has passed to the buyer, a fixed written commitment has been provided by the buyer, the goods are complete and ready for shipment, the goods are segregated from inventory, no performance obligations remain and a schedule for delivery of goods has been established. Revenues derived from design and installation services are recognized when the service is provided. Revenues derived from long-term construction-type contracts are accounted for under Statement of Position No. 81-1 (SOP 81-1), *Accounting for Performance of Construction-Type and Certain Production Type Contracts*. The Company accounts for these contracts using the percentage-of-completion method, and progress is measured on a cost-to-cost basis. If at any time expected costs exceed the value of the contract, the loss is recognized immediately.

Pensions

As of December 31, 2006, we adopted SFAS 158 which requires us to recognize the funded status of our benefit plans (measured as the difference between plan assets at fair value and the projected benefit obligation) in our consolidated balance sheet. Upon adoption of SFAS 158, we increased our pension liabilities and "accumulated other comprehensive loss" by $17.0 million. In addition, we recognized as a component of "other comprehensive loss", the gains or losses and prior service costs and credits that had not been recognized as components of net periodic costs pursuant to SFAS 87. Amortization of loss and other prior service costs is calculated on a straight-line basis over the expected future years of service of the plans' active participants.

Product Warranty

We provide for an estimated amount of product warranty at the point a claim is probable and estimable. This estimated amount is provided by product and based on current facts, circumstances and historical warranty experience. Warranty expense was $2.9 million, $1.8 million and $3.3 million for the years ended December 31, 2008, 2007 and 2006 respectively.

Research and Technology

Significant costs are incurred each year in connection with research and technology ("R&T") programs that are expected to contribute to future earnings. Such costs are related to the development and, in certain instances, the qualification and certification of new and improved products and their uses. R&T costs are expensed as incurred.

Income Taxes

We provide for income taxes using the liability approach under SFAS No. 109, *Accounting for Income Taxes*. Under the liability approach, deferred income tax assets and liabilities reflect tax net operating loss and credit carryforwards and the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets require a valuation allowance when it is more likely than not, based on the evaluation of positive and negative evidence, that some portion of the deferred tax assets may not be realized. The realization of deferred tax assets is dependent upon the timing and magnitude of future taxable income prior to the expiration of the deferred tax assets' attributes. When events and circumstances so dictate, we evaluate the realizability of our deferred tax assets and the need for a valuation allowance by forecasting future taxable income. On January 1, 2007, we adopted FIN 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB No. 109,* which requires that uncertain tax positions be sustainable under regulatory review by tax authorities assumed to have all relevant information, at a more likely than not level based upon its technical merits before any benefit can be recognized.

Concentration of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of trade accounts receivable. Three customers and their related subcontractors accounted for approximately half of our annual net sales for 2006 through 2008. Refer to Note 18 for further information on significant customers. We perform ongoing credit evaluations of our customers' financial condition but generally do not require collateral or other security to support customer receivables. We establish an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other financial information. As of December 31, 2008 and 2007, the allowance for doubtful accounts was $2.1 million and $2.2 million, respectively. Bad debt expense was $0.1 million, $1.3 million, and $0.4 million in 2008, 2007, and 2006, respectively.

Derivative Financial Instruments

We use various financial instruments, including foreign currency forward exchange contracts and interest rate swap agreements, to manage our exposure to market fluctuations by generating cash flows that offset, in relation to their amount and timing, the cash flows of certain foreign currency denominated transactions or underlying debt instruments. We mark our foreign exchange forward contracts to fair value. The change in the fair value is recorded in current period earnings. When the derivatives qualify, we designate our foreign currency forward exchange contracts as cash flow hedges against forecasted foreign currency denominated transactions and report the effective portions of changes in fair value of the instruments in "accumulated other comprehensive loss" until the underlying hedged transactions affect income. We designate our interest rate swap agreements as fair value or cash flow hedges against specific debt instruments and recognize interest differentials as adjustments to interest expense as the differentials may occur. We do not use financial instruments for trading or speculative purposes.

We follow the guidance in Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities ("SFAS 133")*, and its corresponding amendments under Financial Accounting Standards No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities* ("*SFAS 138*"). SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value.

Self-insurance

We are self-insured up to specific levels for medical and health insurance and certain workers' compensation plans. Accruals are established based on actuarial assumptions and historical claim experience, and include estimated amounts for incurred but not reported claims.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements ("SFAS 157")*, which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS 157 defines fair value based upon an exit price model. Relative to SFAS 157, the FASB issued FASB Staff Positions (FSP) 157-1, 157-2, and 157-3. FSP 157-1 amends SFAS 157 to exclude Financial Accounting Standards No. 13, "Accounting for Leases," and its related interpretive accounting pronouncements that address leasing transactions, while FSP 157-2 delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. FSP 157-3 clarifies the application of SFAS 157 in a market that is not active and was effective upon issuance. The Company adopted SFAS 157 in 2008 and in accordance with FSP 157-2 deferred the adoption of SFAS 157 for all nonfinancial assets and liabilities until 2009. We are currently evaluating the impact that this statement will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115*, which is effective for fiscal years beginning after November 15, 2007. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option is elected would be reported in earnings. We have adopted the new statement and decided not to elect the fair value option.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations ("SFAS 141(R)")*, which replaces SFAS No. 141, *Business Combinations*. SFAS 141(R) retains the underlying concepts of SFAS 141 in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but SFAS 141(R) changed the application of the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109 such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R). Early adoption is not permitted. The effect of adopting this new statement will depend on future acquisitions.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51("SFAS 160")*. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, with earlier adoption prohibited. SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. It also amends certain of ARB No. 51's consolidation procedures for consistency with the requirements of SFAS 141(R). This statement also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. We anticipate that the statement will not have a significant impact on the reporting of our results of operations.

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 ("SFAS 161")*. SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS 133 has been applied, and the impact that hedges have on an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the impact that this new statement will have on our financial statements.

NOTE 2. INVENTORIES

	December 31,	
(In millions)	**2008**	**2007**
Raw materials	**$ 89.2**	$ 86.6
Work in progress	**52.0**	45.4
Finished goods	**77.3**	66.9
Total inventories, gross	**$ 218.5**	$ 198.9
Inventory allowances	**(23.2)**	(19.5)
Total inventories, net	**$ 195.3**	$ 179.4

NOTE 3. NET PROPERTY, PLANT AND EQUIPMENT

	December 31,	
(In millions)	**2008**	**2007**
Land	**$ 31.7**	$ 32.2
Buildings	**242.3**	195.5
Equipment	**539.8**	506.6
Construction in progress	**157.9**	124.5
Property, plant and equipment	**971.7**	858.8
Less accumulated depreciation	**(419.4)**	(415.7)
Net property, plant and equipment	**$ 552.3**	$ 443.1

Depreciation expense related to property, plant and equipment for the years ended December 31, 2008, 2007 and 2006, was $43.9 million, $39.6 million, and $37.3 million, respectively. Capitalized interest of $4.0 million and $2.9 million for 2008 and 2007 was included in construction in progress and is associated with our carbon fiber expansion programs. Capitalized costs associated with software developed for internal use were $1.4 million and $1.2 million for 2008 and 2007, respectively.

NOTE 4. GOODWILL AND PURCHASED INTANGIBLE ASSETS

Changes in the carrying amount of goodwill and other purchased intangibles for the years ended December 31, 2008 and 2007, by segment, are as follows:

(In millions)	Composite Materials	Engineered Products	Total
Balance as of December 31, 2006	$42.7	$16.1	$58.8
Impairment Charge	(3.0)	—	(3.0)
Currency translation adjustments and other	1.0	—	1.0
Balance as of December 31, 2007	$40.7	$16.1	$56.8
Currency translation adjustments and other	**(0.8)**	**—**	**(0.8)**
Balance as of December 31, 2008	**$39.9**	**$16.1**	**$56.0**

During the fourth quarter of 2008, we performed our annual impairment review of goodwill. The review indicated that the estimated fair market value of reporting units exceeded the carrying value of the assets of those reporting units and therefore no impairment was indicated. The goodwill and intangible asset balances as of December 31, 2008 includes $2.2 million of indefinite-lived intangible assets and $53.8 million of goodwill.

NOTE 5. INVESTMENTS IN AFFILIATED COMPANIES

As of December 31, 2008, we have equity ownership investments in an Asian joint venture. In connection therewith, we have considered the accounting and disclosure requirements of FIN 46R and believe that these investments would be considered "variable interest entities." However, we do not control the financial or operating decisions of this company, nor do we consider ourselves the primary beneficiary of this entity. As such, we account for our share of the operating performance of this affiliated company using the equity method of accounting. The Company previously owned an equity ownership investment in a second joint venture in Asia that was sold on July 18, 2008. As neither joint venture shown is a significant subsidiary, separate summarized financial information is unaudited.

Summarized condensed combined balance sheets of our joint venture ownership interests as of December 31, 2008 and 2007, and summarized condensed combined statements of operations for periods of our ownership during the three years ended December 31, 2008, are as follows:

(In millions) Summarized Condensed Combined Balance Sheets	2008	2007
Current assets	**$12.3**	$26.3
Non-current assets	**34.4**	55.6
Total assets	**$46.7**	$81.9
Current liabilities	**$16.1**	$23.3
Non-current liabilities	**—**	16.5
Total liabilities	**16.1**	39.8
Partners' equity	**30.6**	42.1
Total liabilities and partners' equity	**$46.7**	$81.9

(In millions) Summarized Condensed Combined Statements of Operations	2008 (a)	2007 (a)	2006 (a) (b)
Net sales	**$45.0**	$62.9	$95.1
Cost of sales	**37.1**	47.3	75.6
Gross profit	**7.9**	15.6	19.5
Other costs, expenses and (income)	**(1.2)**	5.4	8.2
Net income	**$ 9.1**	$10.2	$11.3

(a) Includes financial data for any periods where we held an equity interest in BHA Aero Composite Parts Co., Ltd

(b) Includes financial data for any periods where we held an equity interest in TechFab.

Asian Composites Manufacturing Sdn. Bhd.

In 1999, we formed a joint venture, Asian Composites Manufacturing Sdn. Bhd. ("Asian Composites"), with Boeing Worldwide Operations Limited, Sime Link Sdn. Bhd., and Malaysia Helicopter Services Bhd. (now known as Naluri Berhad), to manufacture composite parts for secondary structures for commercial aircraft. Our initial equity ownership interest in this joint venture, which is located in Alor Setar, Malaysia, was 25%.

In February 2007, Hexcel, Boeing Worldwide Operations Limited and Sime Link Sdn. Bhd. completed the purchase of Naluri Berhad's equity interest in Asian Composites, which increased each respective equity ownership interest in this joint venture to 33.33%. We paid $2.0 million in cash to purchase this additional equity interest when the transaction was completed on February 8, 2007.

Apart from any outstanding accounts receivable balance and our investment in this joint venture, we have no other significant exposure to loss related to Asian Composites.

Summary information related to our investment in Asian Composites as of December 31, 2008 and 2007 is as follows:

(In millions)	(Unaudited) 2008	2007
Equity ownership	**33.33%**	33.33%
Revenues	**$ 27.9**	$30.2
Net income	**$ 5.9**	$ 5.4
Equity investment balance	**$ 10.6**	$ 9.1
Accounts receivable balance	**$ 0.5**	$ 1.1
Accounts payable balance	**$ 0.2**	$ 1.8

For the years ended December 31, 2008, 2007 and 2006, we had sales to Asian Composites of $4.7 million, $5.6 million and $5.2 million, respectively, and purchases of materials totaling $15.1 million, $18.3 million and $15.7 million, respectively.

BHA Aero Composite Parts Co., Ltd.

In 1999, Hexcel, Boeing International Holdings, Ltd. ("Boeing International") and China Aviation Industry Corporation I ("AVIC") formed a joint venture, BHA Aero Composite Parts Co., Ltd. ("BHA"). This joint venture is located in Tianjin, China, and manufactures composite parts for secondary structures and interior applications for commercial aircraft. On July 18, 2008 we sold our 40.48% interest in BHA. For the period in 2008 that we owned an equity interest, BHA had net sales of $17.1 million and net income of $3.1 million. The Company received cash proceeds (before taxes) in the amount of $22.3 million and recorded a pre-tax gain on the sale of $12.5 million in the third quarter of 2008 which is included in equity in earnings on the accompanying condensed consolidated statement of operations for the year ended December 31, 2008. We also recorded a tax provision of $0.8 million related to the sale, so the after tax gain was $11.7 million. The existing supply and material procurement agreements among BHA, Boeing and Hexcel were affirmed and reflect continued long-term work commitments by Boeing that will ensure Hexcel assembly of BHA components for Boeing as well as the supply of Hexcel materials to BHA. Summary information related to our investment in BHA as of December 31, 2007 is as follows:

(In millions)	(Unaudited) 2007
Equity ownership	40.48%
Revenues	$ 32.7
Net income	$ 4.8
Equity investment balance	$ 7.9
Accounts receivable balance	$ 2.0
Accounts payable balance	$ 1.2

TechFab LLC

As part of an acquisition in 1998, we obtained a 50% share in Clark-Schwebel Tech-Fab Company ("TechFab"). TechFab was headquartered in Anderson, South Carolina and manufactured non-woven reinforcement materials for roofing, construction, sail cloth and other specialty applications. In December of 2006, we completed the sale of our interest in TechFab to our joint venture partner for $22.0 million in cash. The unit purchase agreement contained limited indemnification provided by us related to certain liabilities incurred prior to the date of sale. As a result of the sale, we recognized a pre-tax gain of $15.7 million in the fourth quarter of 2006, which is included in the "Equity in earnings from and gain on sale of investments in affiliated companies" line of the consolidated statement of operations. The TechFab joint venture was part of our previously reported Reinforcements segment.

NOTE 6. NOTES PAYABLE

(In millions)	December 31, 2008	December 31, 2007
Senior secured credit facility – term C loan due 2012	$ 79.3	$ —
Senior secured credit facility – term B loan due 2012	87.4	87.5
6.75% senior subordinated notes due 2015	225.0	225.0
Total notes payable	391.7	312.5
Capital lease obligations	2.9	3.4
Total notes payable and capital lease obligations	$ 394.6	$ 315.9
Notes payable and current maturities of long-term liabilities	$ 2.1	$ 0.4
Long-term notes payable and capital lease obligations, less current maturities	392.5	315.5
Total notes payable and capital lease obligations	$ 394.6	$ 315.9

Senior Secured Credit Facility

On March 1, 2005, we entered into a $350.0 million senior secured credit facility, consisting of a $225.0 million term loan and a $125.0 million revolving loan. On May 30, 2008, Hexcel Corporation and its lenders entered into the second amendment to its Senior Secured Credit Facility pursuant to which Hexcel borrowed $80.0 million of additional term loans, designated as term loan C. The net proceeds were used to pay down the revolving loan balance under the credit facility to restore availability under the revolver. All other terms of the credit facility, including the collateral package, subsidiary guarantees and financial and other covenants, remain unchanged.

Term loan B under the Senior Secured Credit Facility, originally entered into in 2005, is scheduled to mature on March 1, 2012; term loan C under the facility mature on April 1, 2012, one month after maturity of the existing term loan B under the credit facility and the revolving loan under the Senior Secured Credit Facility is scheduled to expire on March 1, 2010.

Term loan B borrowings under the Senior Secured Credit Facility, have an outstanding balance of $87.4 million at December 31, 2008, and bear interest at a floating rate based on the agent's defined "prime rate" plus a margin that can vary from 0.875% to 1.125% or LIBOR plus a margin that can vary from 1.875% to 2.125%. Upon entering the term loan C agreement, the interest rate margin on term loan B was increased by 0.375%, a level slightly below that of term loan C. Term loan C borrowings under the Senior Secured Credit Facility bear interest at a floating rate based on the agent's defined "prime rate" plus a margin that can vary from 1.25% to 1.50% or LIBOR plus a margin that can vary from 2.25% to 2.50%. Revolving loan borrowings under the Senior Secured Credit Facility bear interest at a floating rate based on either the agent's defined "prime rate" plus a margin that can vary from 0.25% to 1.00%, or LIBOR plus a margin that can vary from 1.25% to 2.00%. The margin in effect for a borrowing at any given time depends on our consolidated leverage ratio. The weighted average interest rate for the actual borrowings on the Senior Secured Credit Facility was 5.1% and 7.0% for the years ended December 31, 2008 and 2007, respectively. Borrowings made under the LIBOR option during the years ended December 31, 2008 and 2007 were made at interest rates ranging from 3.88% to 6.56% and 5.9% to 7.3%, respectively.

In addition, the Senior Secured Credit Facility permits us to issue letters of credit up to an aggregate amount of $40.0 million. Any outstanding letters of credit reduce the amount available for borrowing under the revolving loan. As of December 31, 2008, the term loans had a remaining outstanding balance of $166.7 million, we had no amounts outstanding on the revolving loan. We had issued letters of credit totaling $13.9 million and $10.7 million under the Senior Secured Credit Facility as of December 31, 2008 and 2007, respectively. There were no letters of credit outstanding outside the Senior Secured Credit Facility as of December 31, 2008 and 2007. Total undrawn availability under the Senior Secured Credit Facility was $111.1 million and $114.3 million as of December 31, 2008 and 2007, respectively.

The Senior Secured Credit Facility was entered into by and among Hexcel Corporation and certain lenders. In connection with the Senior Secured Credit Facility, two of our U.S. subsidiaries, Clark-Schwebel Holding Corp. and Hexcel Reinforcements Corp. (the "Guarantors"), entered into a Subsidiary Guaranty under which they guaranteed the obligations of Hexcel Corporation under the Senior Secured Credit Facility. In addition, Hexcel Corporation and the Guarantors entered into a Security Agreement in which Hexcel Corporation and the Guarantors pledged certain assets as security for the Senior Secured Credit Facility. The assets pledged include, among other things, the receivables, inventory, property, plant and equipment and intellectual property of Hexcel Corporation and the Guarantors, and 65% of the equity interest of Hexcel's first-tier U.K. subsidiary. In accordance with the terms of the Senior Secured Credit Facility, we are required to maintain a minimum interest coverage ratio of 4.00 (based on the ratio of EBITDA, as defined in the credit agreement, to interest expense) and may not exceed a maximum leverage ratio of 3.00 (based on the ratio of total debt to EBITDA) throughout the term of the Senior Secured Credit Facility. The Senior Secured Credit Facility also contains limitations on, among other things, incurring debt, granting liens, making investments, making restricted payments (including dividends), making capital expenditures, entering into transactions with affiliates and prepaying subordinated debt. For 2009, the Company is limited to $100 million of capital expenditures per the terms of the Senior Secured Credit Facility. In addition, the Senior Secured Credit Facility contains other terms and conditions such as customary representations and warranties, additional covenants and customary events of default.

6.75% Senior Subordinated Notes, due 2015

On February 1, 2005, we issued 6.75% senior subordinated notes due 2015 through a private placement under Rule 144A. At the time of the issuance, pursuant to a registration rights agreement, we agreed to offer to all noteholders the opportunity to exchange their senior subordinated notes for new notes that are substantially identical to the senior subordinated notes except that the new notes would be registered with the Securities and Exchange Commission ("SEC") and would not have any restrictions on transfer. The exchange offer was completed on June 15, 2005, with all noteholders electing to exchange their notes for new notes registered with the SEC. On June 16, 2005, we issued the new notes in exchange for the original notes.

The senior subordinated notes are unsecured senior subordinated obligations of Hexcel Corporation. Interest accrues at the rate of 6.75% per annum and is payable semi-annually in arrears on February 1 and August 1, beginning on August 1, 2005. The senior subordinated notes mature on February 1, 2015. We will have the option to redeem all or a portion of the senior subordinated notes at any time during the one-year period beginning February 1, 2010 at 103.375% of principal plus accrued and unpaid interest. This percentage decreases to 102.25% for the one-year period beginning February 1, 2011, to 101.125% for the one-year period beginning February 1, 2012 and to 100.0% any time on or after February 1, 2013. In the event of a "change of control" (as defined in the indenture), we are generally required to make an offer to all noteholders to purchase all outstanding senior subordinated notes at 101% of the principal amount plus accrued and unpaid interest.

The indenture contains various customary covenants including, but not limited to, restrictions on incurring debt, making restricted payments (including dividends), the use of proceeds from certain asset dispositions, entering into transactions with affiliates, and merging or selling all or substantially all of our assets. The indenture also contains many other customary terms and conditions, including customary events of default, some of which are subject to grace and notice periods.

Aggregate Maturities of Notes Payable

The table below reflects aggregate scheduled maturities of notes payable, excluding capital lease obligations but including the accretion of the original issue discount, as of December 31, 2008. See Note 7 for capital lease obligation maturities.

Payable during the years ending December 31:	(In millions)
2009	**$ 1.7**
2010	1.7
2011	103.5
2012	60.2
2013	—
Thereafter	225.0
Total notes payable	$ 392.1

Estimated Fair Values of Notes Payable

The approximate, aggregate fair value of our notes payable as of December 31, 2008 and 2007 were as follows:

(In millions)	2008	2007
6.75% senior subordinated notes, due 2015	**$ 171.0**	$ 221.1
Senior secured credit facility - Term C loan due 2012	**$ 73.0**	$ N/A
Senior secured credit facility - Term B loan due 2012	**$ 76.0**	$ 87.5

The aggregate fair values of the above notes payable were estimated on the basis of quoted market prices; however, trading in these securities is limited and may differ from the amount for which the security could be transferred in an active market.

NOTE 7. LEASING ARRANGEMENTS

We account for our leases following the guidance in Statement of Financial Accounting Standards No. 13, *"Accounting for Leases."* We have entered into several capital leases for buildings and warehouses with expirations through 2012, with an obligation of $2.9 million as of December 31, 2008. The related assets, accumulated depreciation, and related liability balances under capital leasing arrangements, as of December 31, 2008 and 2007, were:

(In millions)	2008	2007
Property, plant and equipment	**$ 5.8**	$6.0
Less accumulated depreciation	**(3.1)**	(3.0)
Net property, plant and equipment	**$ 2.7**	$3.0
Capital lease obligations	**$ 2.9**	$3.4
Less current maturities	**(0.4)**	(0.4)
Long-term capital lease obligations, net	**$ 2.5**	$3.0

In addition to the capital leases above, certain sales and administrative offices, data processing equipment and manufacturing facilities are leased under operating leases. We recognize rental expense on operating leases straight-line over the term of a lease. Total rental expense was $13.4 million in 2008, $11.4 million in 2007 and $6.1 million in 2006.

Scheduled future minimum lease payments as of December 31, 2008 were:

(In millions)	Type of Lease	
Payable during the years ending December 31:	Capital	Operating
2009	$ 0.6	$ 8.9
2010	0.4	6.5
2011	0.3	4.9
2012	0.4	2.9
2013	—	2.5
Thereafter	1.9	15.6
Total minimum lease payments	$ 3.6	$ 41.3
Less amounts representing interest	0.7	
Present value of future minimum capital lease payments	2.9	
Less current obligations under capital leases	(0.4)	
Long-term obligations under capital leases	$ 2.5	

NOTE 8. RETIREMENT AND OTHER POSTRETIREMENT BENEFIT PLANS

We maintain qualified and nonqualified defined benefit retirement plans covering certain current and former European employees, as well as nonqualified defined benefit retirement plans and a retirement savings plans covering eligible U.S. employees, and participate in a union sponsored multi-employer pension plan covering certain U.S. employees with union affiliations. In addition, we provide certain postretirement health care and life insurance benefits to eligible U.S. retirees. In December 2006, our Board of Directors voted to terminate the U.S. qualified defined benefit plan as of April 1, 2007.

As of December 31, 2006, we adopted SFAS 158 which requires us to recognize the funded status of our benefit plans (measured as the difference between plan assets at fair value and the projected benefit obligation) in our consolidated balance sheet. Upon adoption of SFAS 158, we increased our pension liabilities and "accumulated other comprehensive loss" by $17.0 million. In addition, we recognized as a component of "other comprehensive loss", the gains or losses and prior service costs and credits that had not been recognized as components of net periodic costs pursuant to SFAS 87. Amortization of loss and other prior service costs is calculated on a straight-line basis over the expected future years of service of the plans' active participants.

Accounting standards require the use of certain assumptions, such as the expected long-term rate of return, discount rate, rate of compensation increase, healthcare cost trend rates, and retirement and mortality rates, to determine the net periodic costs of such plans. These assumptions are reviewed and set annually at the beginning of each year. In addition, these models use an "attribution approach" that generally spreads individual events, such as plan amendments and changes in actuarial assumptions, over the service lives of the employees in the plan. That is, employees render service over their service lives on a relatively smooth basis and therefore, the income statement effects of retirement and postretirement benefit plans are earned in, and should follow, the same pattern.

We use our actual return experience, future expectations of long-term investment returns, and our actual and targeted asset allocations to develop our expected rate of return assumption used in the net periodic cost calculations of our funded European defined benefit retirement plans. Due to the difficulty involved in predicting the market performance of certain assets, there will be a difference in any given year between our expected return on plan assets and the actual return. Following the attribution approach, each year's difference is amortized over a number of future years. Over time, the expected long-term returns are designed to approximate the actual long-term returns and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees.

We annually set our discount rate assumption for retirement-related benefits accounting to reflect the rates available on high-quality, fixed-income debt instruments. The rate of compensation increase for nonqualified pension plans, which is another significant assumption used in the actuarial model for pension accounting, is determined by us based upon our long-term plans for such increases and assumed inflation. The rates used have remained relatively constant over the past three years and are expected to remain constant for 2009. For the postretirement health care and life insurance benefits plan, we review external data and its historical trends for health care costs to determine the health care cost trend rates. Retirement and termination rates are based primarily on actual plan experience. The mortality table used for the U.S. plans is based on the RP2000 Mortality Table and for the U.K. Plans the PMA/PFA 92 C2010 mortality table is used.

Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic costs and recorded obligations in such future periods. While we believe that the assumptions used are appropriate, significant changes in economic or other conditions, employee demographics, retirement and mortality rates, and investment performance may materially impact such costs and obligations.

U.S. Defined Benefit Retirement Plans

During 2007, we obtained approval from the Pension Benefit Guaranty Corporation to proceed with the termination of the U.S. Qualified Defined Benefit Plan. In December 2007 we began the process of distributing lump-sum benefit payments and purchasing annuity contracts for all of the U.S. qualified plan participants. During December, we distributed $19.7 million out of the pension fund in the form of lump-sum payments and recognized pension expense of $9.4 million relating to the settlement of benefit obligations, which is included in "Other expense, net" on the accompanying Consolidated Statement of Operations. Additional lump-sum payments of $6.9 million were made during the first quarter of 2008 to complete the settlement of our pension benefit obligation, for which the Company incurred $2.7 million of pension expense. The additional $6.9 million of cash payments were funded by Hexcel.

Changes made to the actual asset allocations outside of previously targeted policy ranges as a result of the decision to terminate the U.S. Qualified Plan were approved by our Board of Directors. By the end of 2006 plan assets consisted of 39% fixed income and 61% cash and by December 13, 2007 all plan assets consisted of cash. We made additional cash contributions of $6.9 million, $5.9 million and $1.9 million in 2008, 2007 and 2006, respectively, to the plan to fund lump-sum payments.

Prior to 2007, we utilized long-term historical actual return experience, future expectations of long-term investment returns for each asset class, and asset allocations to develop the expected long-term rate of return assumptions used in the net periodic cost calculations of our U.S. Qualified Plan. However, as a result of the plan termination, which was completed during the first quarter of 2008, there were insignificant returns for the 2008 plan year. Fair value of plan assets as of December 31, 2007 was $0.4 million.

Our funding policy for the nonqualified defined benefit retirement plans covering certain current and former U.S. employees is generally to pay benefits as they are incurred. Under the provisions of these plans, we expect to contribute approximately $0.3 million in 2009 to cover unfunded benefits.

U.S. Postretirement Plans

Under the retirement savings plans, eligible U.S. employees can contribute up to 20% of their annual compensation to an individual 401(k) retirement savings account. The Company makes matching contributions equal to 50% of employee contributions, not to exceed 3% of employee compensation each year. We also contribute an additional 2% to 3% of each eligible employee's salary to an individual 401(k) retirement savings account, depending on the employee's age. This increases the maximum contribution to individual employee savings accounts to between 5% and 6% per year, before any profit sharing contributions that are made when we meet or exceed certain performance targets that are set annually.

In addition to defined benefit and retirement savings plan benefits, we also provide certain postretirement health care and life insurance benefits to eligible U.S. retirees. Depending upon the plan, benefits are available to eligible employees who retire on or after age 58 or 62 after rendering a minimum of 15 or 25 years, respectively, of service to Hexcel. Our funding policy for the postretirement health care and life insurance benefit plans is generally to pay covered expenses as they are incurred. Under the provisions of these plans, we expect to contribute approximately $1.1 million in 2009 to cover unfunded benefits.

European Defined Benefit Retirement Plans

We maintain defined benefit retirement plans in the United Kingdom, Belgium, and Austria covering certain employees of our subsidiaries in those countries. The defined benefit plan in the United Kingdom (the "U.K. Plan") is the largest of the European plans, which represented approximately 65% of the total 2008 net periodic benefit cost for European plans.

In April 2007 some changes were made to the U.K. plan, including that the plan was closed to new members as of March 31, 2007. Company contributions were increased by 1% of member's pensionable salary to 14%. Member's contributions remained unchanged at 7.5% although this is now paid via a salary exchange arrangement, which is beneficial to the plan. From April 2007 new employees in the UK may enter a defined contribution benefit plan where fixed employee contributions are matched by the company.

As of December 31, 2008, 70% of the total assets in the European Plans were invested in equities. Equity investments are made with the objective of achieving a return on plan assets consistent with the funding requirements of the plan, maximizing portfolio return and minimizing the impact of market fluctuations on the fair value of the plan assets. We use long-term historical actual return experience to develop the expected long-term rate of return assumptions used in the net periodic cost calculations of our European Plans. As a result of an annual review of historical returns and market trends, the expected long-term weighted average rate of return for the European Plans for the 2009 plan year will be 7.0%. We plan to contribute approximately $4.3 million to the European Plans during the 2009 plan year.

Retirement and Other Postretirement Plans - France

The employees of our French subsidiaries are entitled to receive a lump-sum payment upon retirement subject to certain service conditions under the provisions of the national chemicals and textile workers collective bargaining agreements. In addition, our French subsidiaries have recorded a long-term pension obligation to provide stated benefits to three participating employees upon retirement. The calculations for these obligations are performed annually by an independent actuary. The amounts attributable to the French plans have been included within the total expense and obligation amounts noted for the European plans.

Net Periodic Pension Expense

Net periodic expense for our U.S. and European qualified and nonqualified defined benefit pension plans and our U.S. retirement savings plans for the three years ended December 31, 2008 is detailed in the table below. The total pension expense, for the year ended December 31, 2006 has been adjusted from the previously disclosed expense amounts of $23.7 million. The adjustment had no impact on the consolidated statement of operations.

(In millions)	2008	2007	2006
Defined benefit retirement plans (a)	**$ 8.5**	$23.2	$ 12.4
Union sponsored multi-employer pension plan	**0.6**	0.6	0.6
Retirement savings plans-matching contributions	**2.0**	2.4	1.9
Retirement savings plans-profit sharing contributions	**4.7**	6.6	4.2
Net periodic expense	**$ 15.8**	$32.8	$ 19.1

(a) Defined benefit retirement plan expense for 2007, includes $9.4 million of expense related to the settlement of the U.S. qualified pension plan.

Defined Benefit Retirement and Postretirement Plans

Net periodic cost of our defined benefit retirement and postretirement plans for the three years ended December 31, 2008, were:

(In millions)	U.S. Plans			European Plans		
Defined Benefit Retirement Plans	**2008**	**2007**	**2006**	**2008**	**2007**	**2006**
Service cost	**$ 1.6**	$ 1.1	$ 1.4	**$ 4.2**	$ 4.6	$ 3.9
Interest cost	**1.0**	2.0	2.0	**7.0**	7.0	6.0
Expected return on plan assets	**—**	(0.8)	(1.1)	**(7.8)**	(8.1)	(6.2)
Net amortization	**0.1**	1.6	1.3	**(0.2)**	1.4	1.0
Sub-total	**2.7**	3.9	3.6	**3.2**	4.9	4.7
Curtailment and settlement loss	**2.6**	10.2	0.8	**—**	—	—
Net periodic pension cost	**$ 5.3**	$14.1	$ 4.4	**$ 3.2**	$ 4.9	$ 4.7

U.S. Postretirement Plans	2008	2007	2006
Service cost	**$ 0.1**	$ 0.1	$ 0.1
Interest cost	**0.6**	0.7	0.7
Net amortization and deferral	**(0.2)**	(0.1)	(0.3)
Curtailment and settlement gain (loss)	**—**	0.2	(0.6)
Net periodic postretirement benefit cost	**$ 0.5**	$ 0.9	$ (0.1)

(In millions)	For the Year Ended December 31, 2008		
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income	**U.S. Plans**	**European Plans**	**Postretirement Plans**
Changes in unrecognized prior service costs:			
Amortization of prior service (cost) credit	$(0.2)	$ 0.4	$ 0.2
Total change in unrecognized prior service cost	$(0.2)	$ 0.4	$ 0.2
Changes in unrecognized actuarial gain (loss):			
Recognized actuarial (loss)	$ —	$(0.2)	$ —
Curtailment and Settlement loss	(2.6)	—	—
Exchange rate effect		5.1	
Actuarial gain	(0.2)	(14.2)	(0.4)
Total change in unrecognized actuarial gain:	$(2.8)	$(9.3)	$(0.4)
Total recognized in other comprehensive income	$(3.0)	$(8.9)	$(0.2)

The Company expects to recognize $0.8 million of net actuarial loss and $0.1 million of net prior service credit as a component of net periodic pension cost in 2009 for its defined benefit plans. The Company expects to recognize $0.2 million of net prior service credit as a component of net periodic postretirement benefit cost in 2009. The recognition of net actuarial loss as a component of net periodic postretirement benefit cost in 2009 is expected to be immaterial.

The benefit obligation, fair value of plan assets, funded status, and amounts recognized in the consolidated financial statements for our defined benefit retirement plans and postretirement plans, as of and for the years ended December 31, 2008 and 2007, were:

	Defined Benefit Retirement Plans					
	U.S. Plans		European Plans		Postretirement Plans	
(In millions)	2008	2007	2008	2007	2008	2007
Change in benefit obligation:						
Benefit obligation - beginning of year	**$ 22.1**	$ 39.4	**$ 134.4**	$ 141.2	**$ 11.4**	$ 13.7
Service cost	**1.6**	1.1	**4.2**	4.3	**0.1**	0.1
Interest cost	**1.0**	2.0	**7.0**	7.0	**0.6**	0.7
SFAS 158 measurement date adoption	**—**	—	**2.6**	—	**—**	—
SFAS 158 gap period benefit payments, contributions and expenses	**—**	—	**(0.8)**	—	**—**	—
Plan participants' contributions	**—**	—	**0.2**	0.8	**0.4**	0.5
Amendments	**—**	0.5	**—**	(8.4)	**—**	(0.5)
Actuarial loss (gain)	**(0.2)**	2.2	**(13.3)**	(8.8)	**(0.4)**	(0.3)
Benefits and expenses paid	**(0.5)**	(0.5)	**(5.0)**	(4.6)	**(1.2)**	(1.3)
Settlement	**(6.9)**	(20.9)	**—**	(0.9)	**—**	(1.5)
Curtailment gain	**—**	(1.7)	**—**	—	**—**	—
Currency translation adjustments	**—**	—	**(31.9)**	3.8	**—**	—
Benefit obligation - end of year	**$ 17.1**	$ 22.1	**$ 97.4**	$ 134.4	**$ 10.9**	$ 11.4
Change in plan assets:						
Fair value of plan assets - beginning of year	**$ 0.4**	$ 16.5	**$ 119.6**	$ 105.1	**$ —**	$ —
SFAS 158 gap period benefit payments, contributions and expenses			**(0.8)**			
Actual return on plan assets	**—**	0.7	**(17.6)**	11.4	**—**	—
Employer contributions	**7.0**	6.3	**5.4**	4.5	**0.8**	0.8
Plan participants' contributions	**—**	—	**0.2**	0.8	**0.4**	0.5
Benefits and expenses paid	**(0.5)**	(0.5)	**(5.0)**	(4.6)	**(1.2)**	(1.3)
Currency translation adjustments	**—**	—	**(27.6)**	2.4	**—**	—
Settlement	**(6.9)**	(20.9)	**—**	—	**—**	—
Curtailment gain	**—**	(1.7)	**—**	—	**—**	—
Fair value of plan assets - end of year	**$ —**	$ 0.4	**$ 74.2**	$ 119.6	**$ —**	$ —
Reconciliation of funded status to net amount recognized:						
Unfunded status	**$ (17.1)**	$ (21.7)	**$ (23.2)**	$ (14.8)	**$ (10.9)**	$ (11.4)
Unrecognized actuarial loss	**1.6**	4.4	**22.2**	16.1	**(0.6)**	(0.8)
Unamortized prior service cost (benefit)	**0.5**	0.7	**(5.8)**	(8.6)	**(0.7)**	(0.3)
Net amount recognized	**$ (15.0)**	$ (16.6)	**$ (6.8)**	$ (7.3)	**$ (12.2)**	$ (12.5)
Amounts recognized in Consolidated Balance Sheets:						
Accrued benefit costs	**$ —**	$ —	**$ —**	$ —	**$ —**	$ —
Current accrued benefit liability	**(1.0)**	(7.8)	**(1.1)**	—	**(1.1)**	(1.3)
Non current accrued benefit liability	**(16.7)**	(13.9)	**(22.1)**	(14.8)	**(9.8)**	(10.1)
Accumulated other comprehensive loss (income)	**2.1**	5.1	**16.4**	7.5	**(1.3)**	(1.1)
Net amount recognized	**$ (15.6)**	$ (16.6)	**$ (6.8)**	$ (7.3)	**$ (12.2)**	$ (12.5)

The measurement date used to determine the benefit obligations and plan assets of the defined benefit retirement and postretirement plans was December 31, 2008. In accordance with the measurement date adoption provisions of SFAS 158, in 2008 the U.K. plan changed its measurement date to December 31, 2008.

The total accumulated benefit obligation ("ABO") for the U.S. defined benefit retirement plans was $16.0 million and $21.5 million as of December 31, 2008 and 2007, respectively. The European Plans' ABO exceeded plan assets as of December 31, 2008 and 2007, by $19.4 million and $6.6 million, respectively. These plans' ABO was $93.6 million and $126.2 million as of December 31, 2008 and 2007, respectively.

As of December 31, 2008 and 2007, the accrued benefit costs for the defined benefit retirement plans and postretirement benefit plans included within "accrued compensation and benefits" was $3.2 million and $9.1 million, respectively, and within "other non-current liabilities" was $48.6 million and $35.7 million, respectively, in the accompanying consolidated balance sheets.

The assumed discount rate for pension plans reflects the market rates for high-quality fixed income debt instruments currently available. In 2008, 2007 and 2006, we utilized the U.K. iBoxx AA Rated Corporate Bond Yield Index for the U.K. Pension Plan. In 2007 and 2006, as a result of our decision to terminate the U.S. Qualified plan, we used the settlement rate specified to pay lump-sums in the plan to set our discount rate for the U.S. Qualified Plan. For 2007 and 2006, we also used the Mercer Yield Curve to set our discount rate for the U.S. non-qualified plans. We believe that the timing and amount of cash flows related to these instruments is expected to match the estimated defined benefit payment streams of our plans.

Salary increase assumptions are based on historical experience and anticipated future management actions. For the postretirement health care and life insurance benefit plans, we review external data and our historical trends for health care costs to determine the health care cost trend rates. Retirement rates are based primarily on actual plan experience and mortality rates are based on the RP2000 mortality table. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic costs and recorded obligations in such future periods. While we believe that the assumptions used are appropriate, significant changes in economic or other conditions, employee demographics, retirement and mortality rates, and investment performance may materially impact such costs and obligations.

Assumptions used to estimate the actuarial present value of benefit obligations at December 31, 2008, 2007 and 2006 are shown in the following table. These year-end values are the basis for determining net periodic costs for the following year.

	2008	**2007**	**2006**
U.S. defined benefit retirement plans:			
Discount rates	**5.15%– 6.15%**	5.15%– 6.50%	4.75% – 5.75%
Rate of increase in compensation	**0.0% - 4.5%**	4.5%	4.5%
Expected long-term rate of return on plan assets	**N/A**	N/A	5.0%
European defined benefit retirement plans:			
Discount rates	**5.6% - 6.0%**	5.0% – 5.7%	4.5% – 5.75%
Rates of increase in compensation	**0.0% - 3.7%**	0.0% – 4.1%	0.0% – 4.0%
Expected long-term rates of return on plan assets	**5.0% – 7.1%**	5.0% – 6.0%	4.5% – 7.5%
Postretirement benefit plans:			
Discount rates	**6.35%**	**6.0%**	5.75%
Rates of increase in compensation	**N/A**	**N/A**	4.5%

The following table presents the impact that a one-percentage-point increase and a one-percentage-point decrease in the expected long-term rate of return and discount rate would have on the 2009 pension expense, and the impact on our retirement obligation as of December 31, 2008 for a one-percentage-point change in the discount rate:

(In millions)	Non Qualified Pension Plans	Retiree Medical Plans	U.K. Retirement Plan
Periodic pension expense			
One-percentage-point increase:			
Expected long-term rate of return	$ N/A	$ N/A	$ (1.1)
Discount rate	$ (0.2)	$ 0.0	$ (0.1)
One-percentage-point decrease:			
Expected long-term rate of return	$ N/A	$ N/A	$ 1.1
Discount rate	$ 0.2	$ (0.1)	$ 1.5
Retirement obligation			
One-percentage-point increase in discount rate	$ (0.9)	$ (0.6)	$(14.0)
One-percentage-point decrease in discount rate	$ 1.0	$ 0.6	$ 16.4

The annual rate of increase in the per capita cost of covered health care benefits is assumed to be 8.0% for medical and 5.0% for dental and vision for 2008. The medical rates are assumed to gradually decline to 4.5% by 2025, whereas dental and vision rates are assumed to remain constant at 5.0%. A one-percentage-point increase and a one-percentage-point decrease in the assumed health care cost trend would have an insignificant impact on the total of service and interest cost components, and would have an unfavorable and a favorable impact of approximately $0.4 million, respectively, on the postretirement benefit obligation for both 2008 and 2007.

NOTE 9. INCOME TAXES

Income before income taxes and the provision for income taxes, for the three years ended December 31, 2008, were as follows:

(In millions)	2008	2007	2006
Income before income taxes:			
U.S.	**$ 51.3**	$ 67.5	$ 55.8
International	**59.4**	24.9	23.9
Total income before income taxes	**$ 110.7**	$ 92.4	$ 79.7
Provision for income taxes:			
Current:			
U.S.	**$ 3.2**	$ 10.3	$ 2.7
International	**18.9**	13.0	15.5
Current provision for income taxes	**22.1**	23.3	18.2
Deferred:			
U.S.	**(7.6)**	10.7	21.3
International	**1.1**	(0.6)	(4.8)
Deferred provision (benefit) for income taxes	**(6.5)**	10.1	16.5
Total provision (benefit) for income taxes	**$ 15.6**	$ 33.4	$ 34.7

A reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate of 35% to the effective income tax rate, for the three years ended December 31, 2008, is as follows:

(In millions)	2008	2007	2006
Provision for taxes at U.S. federal statutory rate	$38.7	$ 32.4	$ 33.4
State and local taxes, net of federal benefit	0.9	0.6	0.3
Foreign effective rate differential	(3.3)	1.8	2.6
Other	1.0	(2.0)	0.7
Foreign Tax Credit Carryforward	(9.4)	0.0	0.0
Capital Loss Carryover Write-Off	2.5	0.0	0.0
Tax Benefit of Federal Net operating losses recognized	(19.9)	0.0	0.0
Reversal of Prior Year Tax on Other Comprehensive Income	3.5	0.0	0.0
Adjustment to state deferred tax assets (a)	—	(1.9)	—
Valuation allowance	1.6	2.5	(2.3)
Total provision (benefit) for income taxes	$15.6	$ 33.4	$ 34.7

(a) Included in the provision recorded in the fourth quarter of 2007 was a net benefit of $1.9 million, which includes an adjustment of $2.3 million to certain prior period balances to primarily record additional deferred tax assets arising from state net operating loss carryforwards, offset by other discrete items of $0.4 million.

Included in the 2008 provision were certain tax benefits relating to the implementation of tax planning strategies which enabled the Company to revise its estimate of U.S. net operating loss (NOL) and foreign tax credit (FTC) carry-forwards expected to be realized in the future. The tax provision for year included $26.2 million of net tax benefits primarily attributable to changing prior year foreign taxes paid from a deduction to a credit and the reversal of valuation allowances against net operating losses and the reinstatement of net operating losses which were previously written off. The Company has additional FTCs for which we have recorded valuation allowances, but we will not reverse these valuation allowances until such time that we believe it is more likely than not that they are realizable.

As of December 31, 2008 and 2007, we have no U.S. income tax provision for undistributed earnings of international subsidiaries. Such earnings are considered to be permanently reinvested. Estimating the tax liability that would result if these earnings were repatriated is not practicable at this time.

Deferred Income Taxes

Deferred income taxes result from tax attributes including foreign tax credits, net operating loss carryforwards and temporary differences between the recognition of items for income tax purposes and financial reporting purposes. Principal components of deferred income taxes as of December 31, 2008 and 2007 are:

(In millions)	2008	2007
Assets		
Net operating loss carryforwards	**$ 56.6**	$ 57.4
Unfunded pension liability and other postretirement obligations	**10.7**	10.7
Accelerated amortization	**29.5**	43.0
Capital loss carryforwards	**0.0**	8.5
Tax Credit Carryforwards	**26.0**	9.0
Other Comprehensive Income	**8.9**	1.5
Reserves and other	**24.4**	21.1
Subtotal	**156.1**	151.2
Valuation allowance	**(16.1)**	(28.9)
Total assets	**$ 140.0**	$122.3
Liabilities		
Accelerated depreciation	**(17.9)**	(14.7)
Other	**(2.3)**	(1.8)
Total liabilities	**(20.2)**	(16.5)
Net deferred tax asset	**$ 119.8**	$105.8

Deferred tax assets and deferred tax liabilities as presented in the consolidated balance sheets as of December 31, 2008 and 2007 are as follows and are recorded in prepaid expenses and other current assets, deferred tax assets, and other non-current liabilities in the consolidated balance sheets:

(In millions)	2008	2007
Current deferred tax assets, net	$ **34.4**	$ 21.0
Long-term deferred tax assets, net	**88.3**	88.7
Long-term deferred tax liability, net	**(2.9)**	(3.9)
Net deferred tax assets	$ **119.8**	$105.8

The deferred tax assets for the respective periods were assessed for recoverability and, where applicable, a valuation allowance was recorded to reduce the total deferred tax asset to an amount that will, more likely than not, be realized in the future. The net change in the total valuation allowance for the years ended December 31, 2008 and 2007 was a decrease of $12.8 million and an increase of $2.5 million, respectively. The valuation allowance as of December 31, 2008 and 2007 relates primarily to net operating loss carryforwards of our Belgian subsidiary, and certain UK subsidiaries, certain state temporary differences, state net operating loss carryforwards, capital loss carryforwards and foreign tax credit carryforwards for which we have determined, based upon historical results and projected future book and taxable income levels, that a valuation allowance should continue to be maintained.

Although realization is not assured, we have concluded that it is more-likely-than-not that the deferred tax assets for which a valuation allowance was determined to be unnecessary, will be realized in the ordinary course of operations based on the available positive and negative evidence, including scheduling of deferred tax liabilities and projected income from operating activities. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if actual future income or income tax rates are lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable or deductible temporary differences.

Net Operating Loss & Tax Credit Carryforwards

At December 31, 2008, we had tax credit carryforwards for U.S. tax purposes of $26 million available to offset future income taxes, of which $1.5 million are available to carryforward indefinitely while the remaining $24.5 will begin to expire, if not utilized, in 2009. We also have net operating loss carryforwards for U.S. and foreign income tax purposes of $139.3 million and $45.2 million, respectively. The company generated net operating loss carryforwards of $25.4 million during 2007, attributable to the excess tax deductions on stock option activity, which will be realized as a benefit to APIC when they reduce income taxes payable. On March 19, 2003, we completed a refinancing of our capital structure, and as a result, we had an "ownership change" pursuant to IRC Section 382, which impose an annual limitation on the amount of pre-acquisition net operating losses that can be used for U.S. income tax purposes. Based on this limitation we believe we will utilize all of the net operating losses prior to their expiration. Our foreign net operating losses can be carried forward without limitation in Belgium, Luxembourg and UK. The carryforward period in Spain and China is limited to 15 and 5 years, respectively.

Uncertain Tax Positions

On January 1, 2007 we adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income* Taxes ("FIN 48"). During 2008 as a result of the application of FIN 48, the liability for unrecognized tax benefits decreased with a net $0.3 million and the accrued interest decreased with a net $0.7 million. Our unrecognized tax benefits at December 31, 2008, relates to various Foreign and U.S. jurisdictions.

Included in the unrecognized tax benefits of $18.2 million at December 31, 2008 was $15.5 million of tax benefits that, if recognized, would impact our annual effective tax rate. In addition, we recognize interest accrued related to unrecognized tax benefits as a component of interest expense and penalties as a component of income tax expense in the consolidated statements of operations. During 2008, we reversed potential interest of $0.7 million, net of accruals, related to the unrecognized tax benefits. We have recorded a liability of $2.6 and $3.3 million for the payment of interest as of December 31, 2008 and 2007, respectively.

We are subject to taxation in the U.S. and various states and foreign jurisdictions. The U.S. federal statute of limitations remains open for prior years; however the U.S. tax returns have been audited through 2003 and currently tax year 2006 is under audit. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from 3 to 5 years. Years still open to examination by foreign tax authorities in major jurisdictions include Austria (2002 onward), Belgium (2003 onward), France (2005 onward), Spain (2004 onward) and UK (2006 onward). We are currently under examination in various U.S. state and foreign jurisdictions.

As of December 31, 2008, we had uncertain tax positions for which it is reasonably possible that amounts of unrecognized tax benefits could significantly change over the next year. These uncertain tax positions relate to our tax returns from 2003 onward, some of which are currently under examination by certain European and U.S. taxing authorities. As of December 31, 2008, the Company has classified approximately $6.7 million of unrecognized tax benefits as a current liability, representing income tax positions under examination in various jurisdictions which the Company expects to settle over the next twelve months.

The following table summarizes the activity related to our unrecognized tax benefits:

(In millions)	Unrecognized Tax Benefits 2008	Unrecognized Tax Benefits 2007
Balance as of January 1	$ 18.5	$ 15.3
Additions based on tax positions related to the current year	3.0	3.5
Additions for tax positions of prior years a prior period	1.2	0.7
Reductions for tax positions of prior years	(1.3)	(0.7)
Decreases relating to settlements with tax authorities	0	(1.1)
Expiration of the statute of limitations for the assessment of taxes	(2.5)	(0.9)
Other, including currency translation	(0.7)	1.7
Balance as of December 31	**$ 18.2**	**$ 18.5**

We are unable to provide an estimate of possible change to the unrecognized tax benefits related to these tax positions.

We expect that the amount of unrecognized tax benefits will continue to change in the next twelve months as a result of ongoing tax deductions, the resolutions of audits and the passing of the statute of limitations.

NOTE 10. CAPITAL STOCK

Common Stock Outstanding

Common stock outstanding as of December 31, 2008, 2007 and 2006 was as follows:

(Number of shares in millions)	2008	2007	2006
Common stock:			
Balance, beginning of year	**97.6**	95.5	94.1
Activity under stock plans	**0.7**	2.1	1.4
Balance, end of year	**98.3**	97.6	95.5
Treasury stock:			
Balance, beginning of year	**1.8**	1.7	1.5
Repurchased	**0.1**	0.1	0.2
Balance, end of year	**1.9**	1.8	1.7
Common stock outstanding	**96.4**	95.8	93.8

Secondary Offering of Common Stock

On March 15, 2006, certain of our stockholders completed a secondary offering of 21,433,306 shares of our common stock. Affiliates of the Goldman Sachs Group, Inc. sold 12,825,521 shares and affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC sold 8,607,785 shares. An additional 1,750,000 common shares were sold on March 21, 2006 as a result of the exercise by the underwriters of an over-allotment option, composed of 1,047,186 shares sold by affiliates the Goldman Sachs Group, Inc. and 702,814 shares sold by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC. We did not receive any proceeds from this offering. We recorded transaction costs of $1.2 million related to this secondary offering.

NOTE 11. RELATED PARTIES

During the year ended December 31, 2006, the Company paid $8.7 million to an affiliate of the Goldman Sachs Investors for underwriting services. The Company incurred these expenses in conjunction with private offerings of our 6.75% Senior Subordinated Notes and the public sale during 2006.

NOTE 12. STOCK-BASED COMPENSATION

The following table details the stock-based compensation expense by type of award for the years ended December 31, 2008, 2007 and 2006:

(In millions, except per share data)	Year Ended December 31, 2008	2007	2006
Non-qualified stock options	**$ 2.5**	$ 4.2	$ 4.4
Restricted stock, service based ("RSUs")	**4.6**	3.9	3.3
Restricted stock, performance based ("PRSUs")	**2.3**	2.3	0.6
Stock-based compensation expense before tax effect	**9.4**	10.4	8.3
Tax effect on stock-based compensation expense	**(3.6)**	(4.1)	(3.2)
Total stock-based compensation expense, net of tax	**$ 5.8**	$ 6.3	$ 5.1
Effect on net income from continuing operations per basic share	**$ 0.06**	$0.07	$0.05
Effect on net income from continuing operations per diluted share	**$ 0.05**	$0.07	$0.05

Non-Qualified Stock Options

Non-qualified stock options have been granted to our employees and directors under our stock compensation plan. Options granted generally vest over three years and expire ten years from the date of grant.

A summary of option activity under the plan for the three years ended December 31, 2008 is as follows:

(In millions)	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)
Outstanding at December 31, 2005	6.0	$ 8.95	5.41
Options granted	0.3	$21.95	
Options exercised	(1.0)	$ 9.34	
Options expired or forfeited	(0.1)	$19.84	
Outstanding at December 31, 2006	5.2	$ 9.40	5.15
Options granted	0.5	$18.37	
Options exercised	(1.9)	$ 8.66	
Options expired or forfeited	(0.1)	$18.20	
Outstanding at December 31, 2007	3.7	$10.62	5.07
Options granted	**0.3**	**$ 21.11**	
Options exercised	**(0.5)**	**$ 10.41**	
Options expired or forfeited	**(0.1)**	**$ 17.15**	
Outstanding at December 31, 2008	**3.4**	**$ 11.34**	**4.82**

(In millions, except weighted average exercise price)	Year Ended Decem ber 31, 2008	2007
Aggregate intrinsic value for outstanding options	**$ 3.5**	$ 49.9
Aggregate intrinsic value for exercisable options	**$ 3.5**	$ 44.4
Total intrinsic value of options exercised	**$ 5.4**	$ 27.0
Total number of options exercisable	**2.7**	2.8
Weighted average exercise price of options exercisable	**$ 9.42**	$ 8.64
Total unrecognized compensation cost on nonvested options (a)	**$ 1.8**	$ 2.3

(a) Unrecognized compensation cost relates to nonvested stock options and is expected to be recognized over the remaining vesting period ranging from one year to three years.

The following table summarizes information about non-qualified stock options outstanding as of December 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$ 2.74–3.15	0.8	3.86	$ 3.06	0.8	$ 3.06
$ 4.75–6.68	0.1	1.38	$ 5.81	0.1	$ 5.81
$ 7.38–11.00	1.2	3.11	$ 9.67	1.1	$ 9.61
$ 14.51–21.11	1.0	7.52	$17.57	0.5	$15.51
$ 22.00–22.24	0.3	7.04	$22.02	0.2	$22.00
$ 2.74–22.24	3.4	4.82	$11.34	2.7	$ 9.42

Valuation Assumptions in Estimating Fair Value

We estimated the fair value of stock options at the grant date using the Black-Scholes option pricing model with the following assumptions for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Risk-free interest rate	**2.98%**	4.84%	4.50%
Expected option life (in years) Executive	**6.00**	5.97	5.90
Expected option life (in years) Non-Executive	**5.16**	5.24	5.43
Dividend yield	**—%**	—%	—%
Volatility	**45.21%**	40.94%	46.44%
Weighted-average fair value per option granted	**$ 9.69**	$ 8.41	$ 10.87

We determine the expected option life for each grant based on ten years of historical option activity for two separate groups of employees (executive and non-executive). The weighted-average expected life ("WAEL") is derived from the average midpoint between the vesting and the contractual term and considers the effect of both the inclusion and exclusion of post-vesting cancellations during the ten-year period. Expected volatility is calculated based on a blend of both historic volatility of our common stock and implied volatility of our traded options. We weigh both volatility inputs equally and utilize the average as the volatility input for the Black-Scholes calculation. The risk-free interest rate for the expected term is based on the U.S. Treasury yield curve in effect at the time of grant. No dividends were paid in either period; furthermore, we do not plan to pay any dividends in the future.

Restricted Stock Units – Service Based

As of December 31, 2008, a total of 409,398 shares of service based restricted stock ("RSUs") were outstanding, which vest based on years of service under the 2003 incentive stock plan. RSUs are granted to key employees, executives and directors of the Company. The fair value of the RSU is based on the closing market price of the Company's common stock on the date of grant and is amortized on a straight line basis over the requisite service period. The stock-based compensation expense recognized is based on an estimate of shares ultimately expected to vest, and therefore it has been reduced for estimated forfeitures.

The table presented below provides a summary of the Company's RSU activity for the years ended December 31, 2008 and 2007:

(In millions)	Number of RSUs	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2006	0.3	$ 16.73
RSUs granted	0.3	$ 18.90
RSUs issued	(0.2)	$ 18.38
RSUs forfeited	—	$ —
Outstanding at December 31, 2007	0.4	$ 18.39
RSUs granted	0.2	$ 20.82
RSUs issued	(0.2)	$ 21.87
RSUs forfeited	—	$ —
Outstanding at December 31, 2008	0.4	$ 20.17

As of December 31, 2008, there was total unrecognized compensation cost related to nonvested RSUs of $2.3 million, which is to be recognized over the remaining vesting period ranging from one year to three years.

Restricted Stock Units – Performance Based

As of December 31, 2008, a total of 413,344 shares of performance based restricted stock ("PRSUs") were outstanding under the 2003 incentive stock plan. The total amount of PRSUs that will ultimately vest is based on the achievement of various financial performance targets set forth by the Company's Compensation Committee on the date of grant. PRSUs also contain a one year service period restriction that commences immediately after the conclusion of the two year performance period. The fair value of the PRSU is based on the closing market price of the Company's common stock on the date of grant and is amortized straight-line over the total three year period. A change in the performance measure expected to be achieved is recorded as an adjustment in the period in which the change occurs.

The table presented below provides a summary of the Company's PRSU activity for the years ended December 31, 2008 and 2007:

(In millions)	Number of PRSUs	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2006	0.1	$ 21.97
PRSUs granted	0.2	$ 18.26
PRSUs issued	—	$ —
PRSUs forfeited	—	$ —
Outstanding at December 31, 2007	0.3	$ 19.19
PRSUs granted	0.1	$ 21.11
PRSUs issued	—	$ —
PRSUs forfeited	—	$ —
Outstanding at December 31, 2008	0.4	$ 19.74

As of December 31, 2008, there was total unrecognized compensation cost related to nonvested PRSUs of $2.0 million, which is to be recognized over the remaining vesting period ranging from one year to three years. The final amount of compensation cost to be recognized is dependent upon the financial performance.

Stock-Based Compensation Cash Activity

During 2008, cash received from stock option exercises and from employee stock purchases was $4.2 million. We used $1.0 million in cash related to the shares withheld to satisfy employee tax obligations for RSUs converted during the year ended December 31, 2008. We realized a tax benefit of $2.0 million in connection with stock options exercised and RSUs converted during 2008.

SFAS 123(R) requires that we classify the cash flows resulting from these tax benefits as financing cash flows. It has been our practice to issue new shares of our common stock upon the exercise of stock options or the conversion of stock units. In the future, we may consider utilizing treasury shares for stock option exercises or stock unit conversions.

Shares Authorized for Grant

As of December 31, 2008, an aggregate of 3.1 million shares were authorized for future grant under our stock plan, which covers stock options, RSUs, PRSUs and at the discretion of Hexcel, could result in the issuance of other types of stock-based awards.

Employee Stock Purchase Plan ("ESPP")

Through April 2008, we maintained an ESPP, under which eligible employees could contribute up to 10% of their base earnings toward the quarterly purchase of our common stock at a purchase price equal to 85% of the fair market value of the common stock on the purchase date. Shares of common stock issued under the ESPP during 2008 and 2007 were 4,138 and 12,053, respectively. In April 2008 the ESPP expired on its own terms. It is expected that we will seek and obtain shareholder approval for a new ESPP at the next annual meeting of shareholders.

NOTE 13. NET INCOME PER COMMON SHARE

Computations of basic and diluted net income per common share for the years ended December 31, 2008, 2007 and 2006, are as follows:

(In millions, except per share data)	2008	2007	2006
Net income from continuing operations	**$ 111.2**	$ 63.3	$ 64.9
(Loss) income from discontinued operations	**—**	(5.1)	1.0
Gain on sale of discontinued operations	**—**	3.1	—
Net income	**$ 111.2**	$ 61.3	$ 65.9
Basic net income per common share:			
Weighted average common shares outstanding	**96.4**	94.7	93.4
Net income from continuing operations per common share	**$ 1.15**	$ 0.67	$ 0.70
(Loss) income from discontinued operations per common share	**—**	(0.02)	0.01
Basic net income per common share	**$ 1.15**	$ 0.65	$ 0.71
Diluted net income per common share:			
Weighted average common shares outstanding – Basic	**96.4**	94.7	93.4
Plus incremental shares from assumed conversions:			
Restricted stock units	**0.2**	0.5	0.4
Stock options	**1.0**	1.3	1.7
Weighted average common shares outstanding – Diluted	**97.6**	96.5	95.5
Net income from continuing operations per share	**$ 1.14**	$ 0.66	$ 0.68
(Loss) income from discontinued operations per share	**—**	(0.02)	0.01
Diluted net income per common share	**$ 1.14**	$ 0.64	$ 0.69
Anti-dilutive shares outstanding, excluded from computation	**0.9**	0.7	0.4

NOTE 14. DERIVATIVE FINANCIAL INSTRUMENTS

Interest Rate Swap Agreements

In May 2005, we entered into an agreement to swap $50.0 million of a floating rate obligation for a fixed rate obligation at an average of 3.99% against LIBOR in U.S. dollars. The term of the swap was 3 years, and was scheduled to mature on July 1, 2008. The swap was accounted for as a cash flow hedge of our floating rate bank loan. To ensure the swap is highly effective, all the principal terms of the swap matched the terms of the bank loan. At June 29, 2007 we terminated the swap and received a cash payment of $0.6 million. The amounts deferred were released from OCI in accordance with the original terms through July 2008. A net gain of $0.3 million and $0.7 million were recognized as a component of "interest expense" for 2008 and 2007, respectively.

Cross-Currency Interest Rate Swap Agreement

In September 2006, we entered into a cross-currency interest rate swap agreement to hedge a portion of our net Euro investment in Hexcel France SA. To the extent it is effective, gains and losses are recorded as an offset in the cumulative translation account, the same account in which translation gains and losses on the investment in Hexcel France SA are recorded. All other changes, including any difference in current interest, are excluded from the assessment of effectiveness and are included in operating income as a component of interest expense. The agreement has a notional value of $63.4 million, a term of five years, and is scheduled to mature on September 20, 2011. We will receive interest in U.S. dollars quarterly and will pay interest in Euros on the same day. U.S. interest is based on the three month LIBOR rate. Euro interest is based on the three month EURIBOR. The fair value of the swap at December 31, 2008 and December 31, 2007 was a liability of $7.3 million and $10.6 million, respectively. Net credits to interest expense of $0.1 million and $0.6 million related to the excluded portion of the derivative were recorded in 2008 and 2007, respectively. Net charges to interest expense of $1.5 million and $0.1 million related to the interest coupons were recorded during 2008 and 2007, respectively. The net amount of gains/losses included in the CTA adjustment during the reporting periods were a gain of $3.2 million and losses of $7.7 million and $28 million in 2008, 2007 and 2006, respectively. The impact of applying SFAS 157 credit risk adjustments was immaterial.

In 2003, we entered into a cross-currency interest rate swap agreement, which effectively exchanges a loan of 12.5 million Euros at a fixed rate of 7% for a loan with a notional amount of $13.5 million at a fixed rate of 6.02% over the term of the agreement expiring December 1, 2007. We entered into this agreement to effectively hedge interest and principal payments relating to an intercompany loan denominated in Euros. The swap agreement expired on December 1, 2007. During 2007, hedge ineffectiveness was immaterial. A net loss of $0.1 million for the year ended December 31, 2007 was recognized as interest expense.

Foreign Currency Forward Exchange Contracts

A number of our European subsidiaries are exposed to the impact of exchange rate volatility between the U.S. dollar and the subsidiaries' functional currencies, being either the Euro or the British Pound Sterling. We entered into contracts to exchange U.S. dollars for Euros and British Pound Sterling through April 2011. The aggregate notional amount of these contracts was $118.2 million and $124.0 million at December 31, 2008 and 2007, respectively. The purpose of these contracts is to hedge a portion of the forecasted transactions of European subsidiaries under long-term sales contracts with certain customers. These contracts are expected to provide us with a more balanced matching of future cash receipts and expenditures by currency, thereby reducing our exposure to fluctuations in currency exchange rates. For the three years ended December 31, 2008, hedge ineffectiveness was immaterial. The impact of applying SFAS 157 credit risk adjustments was immaterial. Cash flows associated with these contracts are classified within net cash provided by operating activities of continuing operations.

The activity in "accumulated other comprehensive income (loss)" related to foreign currency forward exchange contracts for the years ended December 31, 2008, 2007 and 2006 was as follows:

(In millions)	2008	2007	2006
Unrealized gains (losses) at beginning of period	**$ 3.2**	$ 3.9	$(2.3)
(Gains) losses reclassified to net sales	**(1.3)**	(3.1)	0.1
(Decrease) Increase in fair value, net of tax	**(10.8)**	2.4	6.1
Unrealized (losses) gains at end of period	**$ (8.9)**	$ 3.2	$ 3.9

Unrealized losses of $5.1 million recorded in "accumulated other comprehensive income (loss)," net of tax, as of December 31, 2008 are expected to be reclassified into earnings over the next twelve months as the hedged sales are recorded.

In addition, non-designated foreign exchange forward contracts are used to hedge balance sheet exposures. The notional amounts outstanding at December 31, 2008 and 2007, respectively were U.S. $15.0 million and GBP 7.3 million against EUR, and U.S. $17.2 million and GBP 1.4 million against EUR. The changes in fair value of these forward contracts are recorded in the statement of operations and were immaterial for the years 2008, 2007 and 2006.

NOTE 15. COMMITMENTS AND CONTINGENCIES

We are involved in litigation, investigations and claims arising out of the normal conduct of our business, including those relating to commercial transactions, environmental, employment, and health and safety matters. We estimate and accrue our liabilities when a loss becomes probable and estimable. These judgments take into consideration a variety of factors, including the stage of the proceeding; potential settlement value; assessments by internal and external counsel; and assessments by environmental engineers and consultants of potential environmental liabilities and remediation costs. Such estimates are not discounted to reflect the time value of money due to the uncertainty in estimating the timing of the expenditures, which may extend over several years.

While it is impossible to ascertain the ultimate legal and financial liability with respect to certain contingent liabilities and claims, we believe, based upon our examination of currently available information, our experience to date, and advice from legal counsel, that the individual and aggregate liabilities resulting from the ultimate resolution of these contingent matters, after taking into consideration our existing insurance coverage and amounts already provided for, will not have a material adverse impact on our consolidated results of operations, financial position or cash flows.

Environmental Matters

We are subject to various U.S. and international federal, state and local environmental, and health and safety laws and regulations. We are also subject to liabilities arising under the Federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA" or "Superfund"), the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and similar state and international laws and regulations that impose responsibility for the control, remediation and abatement of air, water and soil pollutants and the manufacturing, storage, handling and disposal of hazardous substances and waste.

We have been named as a potentially responsible party ("PRP") with respect to several hazardous waste disposal sites that we do not own or possess, which are included on, or proposed to be included on, the Superfund National Priority List of the U.S. Environmental Protection Agency ("EPA") or on equivalent lists of various state governments. Because CERCLA allows for joint and several liability in certain circumstances, we could be responsible for all remediation costs at such sites, even if we are one of many PRPs. We believe, based on the amount and the nature of our waste, and the number of other financially viable PRPs, that our liability in connection with such matters will not be material.

Lodi, New Jersey Site

Pursuant to the New Jersey Industrial Site Recovery Act, we entered into a Remediation Agreement to pay for the environmental remediation of a manufacturing facility we own and formerly operated in Lodi, New Jersey. We have commenced remediation of this site in accordance with an approved plan; however, the ultimate cost of remediating the Lodi site will depend on developing circumstances. The total accrued liability related to this matter was $7.0 million as of December 31, 2008.

Lower Passaic River Study Area

In October 2003, we received, along with 66 other entities, a directive from the New Jersey Department of Environmental Protection ("NJDEP") that requires the entities to assess whether operations at various New Jersey sites, including our former manufacturing site in Lodi, New Jersey, caused damage to natural resources in the Lower Passaic River watershed. In May, 2005, the NJDEP dismissed us from the Directive. In February 2004, 42 entities, including Hexcel, received a general notice letter from the EPA which requested that the entities consider helping to finance an estimated $10 million towards an EPA study of environmental conditions in the Lower Passaic River watershed. In May 2005, we signed onto an agreement with EPA to participate (bringing the total number of participating entities to 43) in financing such a study up to $10 million, in the aggregate. Since May, 2005, a number of additional PRPs have joined into the agreement with EPA. In October 2005, we along with the other EPA notice recipients were advised by the EPA that the notice recipients' share of the costs of the EPA study was expected to significantly exceed the earlier EPA estimate. While we and the other recipients were not obligated by our agreement to share in such excess, a Group of notice recipients (73 companies including Hexcel) negotiated an agreement with EPA to assume responsibility for the study pursuant to an Administrative Order on Consent. We believe we have viable defenses to the EPA claims and expect that other as yet unnamed parties also will receive notices from the EPA. In June 2007, EPA issued a draft Focused Feasibility Study ("FFS") that considers six interim remedial options for the lower eight miles of the river, in addition to a "no action" option. The estimated costs for the six options range from $900 million to $2.3 billion. The PRP Group provided comments to EPA on the FFS; EPA has not yet taken further action. The Administrative Order on Consent regarding the study does not cover work contemplated by the FFS. Furthermore, the Federal Trustees for natural resources have indicated their intent to perform a natural resources damage assessment on the river and invited the PRPs to participate in the development and performance of this assessment. The PRP Group, including Hexcel, has not agreed to participate in the assessment at this time. Finally, on February 4, 2009, Tierra Solutions ("Tierra") and Maxus Energy Corporation ("Maxus") filed a third party complaint in New Jersey Superior Court against us and over 300 other entities in an action brought against Tierra and Maxus (and other entities) by the State of New Jersey. New Jersey's suit against Tierra and Maxus relates to alleged discharges of contaminants by Tierra and Maxus to the Passaic River and seeks payment of all past and future costs the State has and will incur regarding cleanup and removal of contaminants, investigation of the Passaic River and related waterbodies, assessment of natural resource injuries and other specified injuries. The third party complaint seeks contribution from us for all or part of the damages that Tierra and Maxus may owe to the State. We have not yet responded to the complaint. Our ultimate liability for investigatory costs, remedial costs and/or natural resource damages in connection with the Lower Passaic River cannot be determined at this time.

Kent, Washington Site

We were party to a cost-sharing agreement regarding the operation of certain environmental remediation systems necessary to satisfy a post-closure care permit issued to a previous owner of the our Kent, Washington, site by the EPA. Under the terms of the cost-sharing agreement, we were obligated to reimburse the previous owner for a portion of the cost of the required remediation activities. Management has determined that the cost-sharing agreement terminated in December 1998; however, the other party disputes this determination. The Washington Department of Ecology ("Ecology") has issued a unilateral Enforcement Order to us requiring us to (a) maintain the interim remedial system and to perform system separation, (b) to conduct a focused remedial investigation and (c) to conduct a focused feasibility study to develop recommended long term remedial measures. We asserted defenses against performance of the order, particularly objecting to the remediation plan proposed by the previous owner, who still owns the adjacent contaminated site. However, we are currently complying with the order, with one exception, without withdrawing our defenses. As a result of a dispute resolution procedure, Hexcel and Ecology have reached an agreement to extend certain deadlines, which we believe remove current and potential compliance issues.

Omega Chemical Corporation Superfund Site, Whittier, CA

We are a PRP at a former chemical waste site in Whittier, CA. The PRPs at Omega have established a PRP Group, the "Omega PRP Group", and are currently investigating and remediating soil and groundwater at the site pursuant to a Consent Decree with the EPA, entered into in March 2000. Hexcel contributed approximately 0.01% of the waste tonnage sent to the site during its operations. In addition to the Omega site specifically, there is regional groundwater contamination in the area as well. EPA has not determined who it will identify as PRPs to investigate and, as necessary, remediate the regional groundwater contamination. Although it is likely that Hexcel will incur costs associated with the regional investigation and remediation as a member of the Omega Group, our ultimate liability, if any, in connection with this matter cannot be determined at this time.

Environmental remediation reserve activity for the years ended December 31, 2008, 2007, 2006 was as follows:

	For the year ended		
(In millions)	**December 31, 2008**	**December 31, 2007**	**December 31, 2006**
Beginning remediation accrual balance	**$ 3.2**	$ 5.3	$4.2
Current period expenses (a)	**8.7**	0.6	3.9
Cash expenditures	**(2.7)**	(2.7)	(2.8)
Ending remediation accrual balance	**$ 9.2**	$ 3.2	$5.3
Capital expenditures for environmental matters	**$ 7.3**	$ 2.3	$0.8

(a) 2008 Includes $7.6 million of expense related to the Lodi, New Jersey site resulting from a change in the estimated time period that remediation is expected to continue.

Our estimate of liability as a PRP and our remaining costs associated with our responsibility to remediate the Lodi, New Jersey; Kent, Washington; and other sites are accrued in the consolidated balance sheets. As of December 31, 2008 and 2007, our aggregate environmental related accruals were $9.2 million and $3.2 million, respectively. As of December 31, 2008 and 2007, $3.8 million and $2.1 million, respectively, was included in current other accrued liabilities, with the remainder included in other non-current liabilities. As related to certain environmental matters, the accrual was estimated at the low end of a range of possible outcomes since no amount within the range is a better estimate than any other amount. If we had accrued for these matters at the high end of the range of possible outcomes, our accrual would have been $4.9 million and $4.6 million higher at December 31, 2008 and 2007, respectively.

These accruals can change significantly from period to period due to such factors as additional information on the nature or extent of contamination, the methods of remediation required, changes in the apportionment of costs among responsible parties and other actions by governmental agencies or private parties, or the impact, if any, of being named in a new matter.

Litigation

Gurit Infringement Claim

Our Austrian subsidiary has been sued in Germany and Austria by Gurit, a European prepreg competitor of materials sold into the wind energy market. Gurit alleges that the Company's HexFIT prepreg made in Austria and sold in Germany to Vestas infringes a Gurit EU patent. Gurit has also has had its counsel issue a "cease and desist" letter with respect to our sales to a minor wind energy customer in Denmark. Vestas is our largest wind energy customer and manufactures blades for wind turbines in Germany, Denmark and Spain. The suits seek an injunction to prevent the Company from making or selling HexFIT in Germany and Austria and also seek damages for past infringement. Regarding the Gurit patent itself, after losing an opposition proceeding in the European patent office (EPO), generally asserting that the patent was not valid based on prior art, we have lodged an appeal in the EPO based on new prior art not previously considered when the patent was granted or when the opposition was decided. It may take more than a year before we know the outcome of the appeal. We believe that HexFIT as made today does not infringe the patent and intend to vigorously defend the suits and prosecute the appeal.

Product Warranty

Warranty expense for the years ended December 31, 2008, 2007 and 2006, and accrued warranty cost, included in "other accrued liabilities" in the consolidated balance sheets at December 31, 2008 and 2007, was as follows:

(In millions)	Product Warranties
Balance as of December 31, 2005	$ 3.1
Warranty expense	3.3
Deductions and other	(1.8)
Balance as of December 31, 2006	$ 4.6
Warranty expense	1.8
Deductions and other	(3.5)
Balance as of December 31, 2007	**$ 2.9**
Warranty expense	**1.4**
Deductions and other	**(0.5)**
Balance as of December 31, 2008	**$ 3.8**

NOTE 16. SUPPLEMENTAL CASH FLOW

Supplemental cash flow information, for the years ended December 31, 2008, 2007 and 2006, consisted of the following:

(In millions)	2008	2007	2006
Cash paid for:			
Interest	**$ 25.3**	$ 24.5	$ 26.0
Taxes	**$ 23.5**	$ 18.0	$ 9.8

NOTE 17. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income represents net income and other gains and losses affecting stockholders' equity that are not reflected in the consolidated statements of operations. The components of accumulated other comprehensive income (loss) as of December 31, 2008 and 2007 were as follows:

(In millions)	2008	2007
Currency translation adjustments (a)	**$ 12.5**	$ 40.3
Net unrealized (losses) gains on financial instruments, net of tax (b)	**(8.2)**	3.7
Pension obligation — SFAS 158, net of tax (c)	**(13.0)**	(11.4)
Accumulated other comprehensive income (loss)	**$ (8.7)**	$ 32.6

(a) The currency translation adjustments are not currently adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

(b) Reduced by the tax impact of $4.1 million and $1.4 million at December 31, 2008 and 2007, respectively.

(c) Reduced by the tax impact of $4.2 million and $1.0 million at December 31, 2008 and 2007, respectively.

NOTE 18. SEGMENT INFORMATION

The financial results for our segments are prepared using a management approach, which is consistent with the basis and manner in which we internally segregate financial information for the purpose of assisting in making internal operating decisions. We evaluate the performance of our segments based on operating income, and generally account for intersegment sales based on arm's length prices. Corporate and certain other expenses are not allocated to the segments, except to the extent that the expense can be directly attributable to the segment.

Effective January 1, 2007, we revised our segments to reflect our strategic and operational realignment and to focus on advanced composites. We have eliminated our three former global business units and consolidated all our composites related activities into a single organization. Based upon our review of Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information,* we have concluded that we will now report two segments, Composite Materials and Engineered Products.

In addition to the product line-based segmentation of our business, we also monitor sales into our principal end markets as a means to understanding demand for our products. Therefore, for each segment, we have also reported disaggregated sales by end market.

The following tables present financial information on our segments as of December 31, 2008, 2007 and 2006, and for the years then ended.

(In millions)	Composite Materials	Engineered Products	Corporate & Other	Total
Third-Party Sales				
2008	**$ 1,075.3**	**$ 249.6**	**$ —**	**$ 1,324.9**
2007	941.9	229.2	—	1,171.1
2006	858.2	191.3	—	1,049.5
Intersegment sales				
2008	**$ 40.1**	**$ 0.4**	**$ (40.5)**	**$ —**
2007	34.0	2.5	(36.5)	—
2006	28.3	0.5	(28.8)	—
Operating income (loss)				
2008	**$ 158.8**	**$ 26.8**	**$ (54.7)**	**$ 130.9**
2007	142.8	21.3	(49.2)	114.9
2006	119.1	21.8	(37.5)	103.4
Depreciation and amortization				
2008	**$ 39.6**	**$ 4.2**	**$ 0.1**	**$ 43.9**
2007	35.9	3.8	0.1	39.8
2006	33.7	3.6	0.1	37.4
Equity in earnings from and gain on sale of affiliated companies				
2008	**$ —**	**$ 16.1**	**$ —**	**$ 16.1**
2007	—	4.3	—	4.3
2006	17.6	2.3	—	19.9
Business consolidation and restructuring expenses				
2008	**$ 3.4**	**$ 0.4**	**$ —**	**$ 3.8**
2007	6.4	0.9	—	7.3
2006	9.9	0.1	(0.1)	9.9
Business consolidation and restructuring payments				
2008	**$ 4.1**	**$ 0.2**	**$ —**	**$ 4.3**
2007	12.9	2.0	—	14.9
2006	3.6	0.1	—	3.7
Other expense, net				
2008	**$ —**	**$ —**	**$ 10.3**	**$ 10.3**
2007	3.2	—	**9.4**	12.6
2006	—	—	—	—
Segment assets				
2008	**$ 949.7**	**$ 193.3**	**$ 67.3**	**$ 1,210.3**
2007	793.5	176.2	90.8	1,060.5
2006	669.5	153.8	191.2	1,014.5
Investments in affiliated companies				
2008	**$ —**	**$ 10.6**	**$ —**	**$ 10.6**
2007	—	17.0	—	17.0
2006	—	11.1	—	11.1
Capital expenditures and deposits for capital purchases				
2008	**$ 170.7**	**$ 3.4**	**$ 3.2**	**$ 177.3**
2007	111.4	7.2	2.0	120.6
2006	109.9	4.8	3.2	117.9

Geographic Data

Net sales and long-lived assets, by geographic area, consisted of the following for the three years ended December 31, 2008, 2007 and 2006:

(In millions)	2008	2007	2006
Net sales by Geography (a):			
United States	**$ 640.4**	$ 552.2	$ 470.8
International			
France	**288.2**	238.3	233.3
Austria	**193.3**	160.2	136.0
United Kingdom	**111.5**	100.8	96.4
Other	**91.5**	119.6	113.0
Total international	**684.5**	618.9	578.7
Total consolidated net sales	**$ 1,324.9**	$ 1,171.1	$ 1,049.5
Net Sales to External Customers (b):			
United States	**$ 482.9**	$ 467.2	$ 379.4
International			
France	**155.2**	128.8	127.8
Spain	**117.5**	75.9	87.9
Germany	**95.3**	87.2	76.6
United Kingdom	**75.6**	65.5	67.6
Other	**398.4**	346.5	310.2
Total international	**842.0**	703.9	670.1
Total	**$ 1,324.9**	$ 1,171.1	$ 1,049.5
Long-lived assets (c):			
United States	**$ 409.3**	$ 271.4	$ 226.1
International			
Spain	**68.3**	58.4	22.2
France	**42.4**	44.5	37.2
United Kingdom	**34.8**	40.2	44.6
Other	**53.5**	40.4	29.6
Total international	**199.0**	183.5	133.6
Total consolidated long-lived assets	**$ 608.3**	$ 454.9	$ 359.7

(a) Net sales by geography based on the location in which the sale was manufactured.

(b) Net sales to external customers based on the location to which the sale was delivered.

(c) Long-lived assets primarily consist of property, plant and equipment, net and goodwill.

Significant Customers and Suppliers

The Boeing Company and its subcontractors accounted for approximately 23%, 25% and 24% of 2008, 2007 and 2006 net sales, respectively. Similarly, EADS, including Airbus and its subcontractors accounted for approximately 24%, 22% and 26% of 2008, 2007 and 2006 net sales, respectively. In 2008, Vestas Wind Systems A/S accounted for nearly 11% of the Company's total net sales. Prior to 2008, their sales were less than 10% of total net sales. A significant decline in business with Boeing, EADS or Vestas could materially impact our business, operating results, prospects and financial condition.

Certain key raw materials we consume are available from relatively few sources, and in many cases the cost of product qualification makes it impractical to develop multiple sources of supply. The lack of availability of these materials could under certain circumstances materially impact our consolidated results of operations.

NOTE 19. BUSINESS CONSOLIDATION AND RESTRUCTURING PROGRAMS

The aggregate business consolidation and restructuring activities for the three years ended December 31, 2008, consisted of the following:

(In millions)	Employee Severance	Facility & Equipment	Total
Balance as of December 31, 2005	$ 3.5	$ 0.7	$ 4.2
Business consolidation and restructuring expenses	8.0	1.9	9.9
Cash expenditures	(1.4)	(2.3)	(3.7)
Currency translation adjustments and other adjustments	0.6	—	0.6
Balance as of December 31, 2006	$ 10.7	$ 0.3	$ 11.0
Business consolidation and restructuring expenses	2.0	5.3	7.3
Cash expenditures	(9.6)	(5.3)	(14.9)
Currency translation adjustments and other adjustments	—	—	—
Balance as of December 31, 2007	$ 3.1	$ 0.3	$ 3.4
Business consolidation and restructuring expenses	**0.8**	**3.0**	**3.8**
Cash expenditures	**(1.9)**	**(2.4)**	**(4.3)**
Currency translation adjustments and other adjustments	—	—	—
Balance as of December 31, 2008	**$ 2.0**	**$ 0.9**	**$ 2.9**

December 2006 Program

In December 2006, we announced that we had begun the process of realigning our organization into a single business and addressing stranded costs that will result from divestitures associated with our portfolio realignment. During 2008, 2007 and 2006, we recorded business consolidation and restructuring expenses of $1.7, $3.0 and $7.6 million in connection with this action.

Business consolidation and restructuring activities for this program consisted of the following:

(In millions)	Employee Severance	Facility & Equipment	Total
Balance as of December 31, 2006	$ 7.0	$ —	$ 7.0
Business consolidation and restructuring expenses	2.8	0.2	3.0
Cash expenditures	(7.8)	—	(7.8)
Non-cash usage, including asset write-downs	—	(0.2)	(0.2)
Currency translation adjustments	0.3	—	0.3
Balance as of December 31, 2007	$ 2.3	$ —	$ 2.3
Business consolidation and restructuring expenses	**0.4**	**1.3**	**1.7**
Cash expenditures	**(1.5)**	**(0.4)**	**(1.9)**
Currency translation adjustments	—	—	—
Balance as of December 31, 2008	$ 1.2	$ 0.9	$ 2.1

Livermore 2004 Program

In the first quarter of 2004, we announced our intent to consolidate the activities of our Livermore, California facility into other facilities, principally the Salt Lake City, Utah plant. We recognized $1.5 million and $4.7 million for the years ended December 31, 2008 and 2007, respectively, and $1.8 million of expense for both of the years ended December 31, 2006 and 2005, associated with the facility closure and consolidation activities. We made cash payments of $1.7 million, $6.4 million and $1.4 million during 2008, 2007 and 2006, respectively, related to employee severance and facility closure and consolidation activities. The plant ceased operations on March 31, 2007. The Livermore facility has now been dismantled and the site is being remediated as part of the preparation for the sale of the property, with the related costs being expensed as incurred. This program had an accrued balance of $0.1 million as of December 31, 2008 for severance obligations and is adequate for the estimated future requirements related to the program. Minor amounts of clean-up expenses will continue to be incurred until the land sale is completed.

NOTE 20. DISCONTINUED OPERATIONS

In July of 2006, we announced our intention to explore strategic alternatives for portions of our previously reported Reinforcements segment. In order to take full advantage of the many growing applications for advanced composite materials, we decided to narrow our focus and consolidate our activities around our carbon fiber, reinforcements for composites, honeycomb, matrix and engineered products product lines. In doing so, we decided to combine our Reinforcements activities related to advanced composites with our previously reported Composites and Structures segments into a single organization, and explore the sale of our European Architectural business, our U.S. electronics, ballistics and general industrial ("EBGI") product lines and our interest in the TechFab joint venture, previously reported within the Reinforcements segment.

EBGI

On August 6, 2007, we completed the sale of the EBGI portion of our reinforcements business. Net cash proceeds from the sale were $58.5 million (after related expenses), resulting in a net after-tax loss of $3.4 million. Included within the loss on sale is an after-tax curtailment gain of $1.1 million, representing the unrecognized prior service cost on the EBGI Postretirement Health Care Plan as of August 6, 2007. The sale of EBGI included the sale of the design, manufacturing, and selling activities and the related property, plant and equipment and working capital of the business. The sale included up to $12.5 million of additional payments contingent upon future sales of the Ballistics product line. The additional payments are capped with a maximum of $5.0 million in any individual year. In 2008 the Company received $0.3 million. Additional payments, if any, will be recorded as income when earned. The earnout provision period ends in August 2010. In accordance with the provisions of SFAS 144, the EBGI business, including the net after-tax loss on sale, has been reported as a discontinued operation in our accompanying condensed consolidated financial statements.

Revenues associated with the EBGI business were $108.7 million and $143.6 million for the years ended December 31, 2007 and 2006, respectively. During the second quarter of 2007, Hexcel established a pre-tax reserve of $15 million ($9.7 million after-tax) relating to the previously disclosed investigation by the U.S. Department of Justice into the use of allegedly defective Zylon fiber in ballistic vests purchased under U.S. government funded programs. On October 29, 2007 we entered into a settlement agreement for the reserved amount of $15 million, which we paid on November 5, 2007. Pre-tax loss associated with the discontinued operation was $13.7 million (including a pre-tax loss on the sale of the business of $3.6 million and the $15 million Zylon charge) and $1.3 million for the years ended December 31, 2007 and 2006, respectively.

European Architectural Business

On February 28, 2007, we completed the sale of our European Architectural business. The Architectural business sold included the design, manufacturing and selling activities and the related property, plant and equipment and working capital of the business. Net cash proceeds from the sale were $25.0 million, resulting in a net after-tax gain of $6.5 million. In accordance with the provisions of SFAS 144, the operations of the Architectural business, including the net after-tax gain on the sale, has been reported as a discontinued operation in our accompanying consolidated financial statements.

Revenues associated with the Architectural business were $4.4 million and $23.8 million for the years ended December 31, 2007 and 2006, respectively. Pre-tax income associated with the discontinued operation was $10.6 million (including a pre-tax gain on the sale of the business of $10.5 million) for the year ended December 31, 2007 and $2.8 million for the year ended December 31, 2006.

NOTE 21. OTHER EXPENSE, NET

Other expense, net, for the years ended December 31, 2008 and 2007, consisted of the following:

(In millions)	2008	2007
Environmental expense	$ 7.6	$ —
Pension settlement expense	2.7	9.4
Impairment expense	—	3.2
Other expense, net	$ 10.3	$ 12.6

In 2008, the Company increased it environmental accruals for the Lodi, New Jersey site by $7.6 million due to new information that more fully identified the extent of the required remediation, as further discussed in Note 15 to the consolidated financial statements. In connection with the termination of our U.S. Qualified Pension Plan, as described in Note 8, we recorded $2.7 million and $9.4 million of pension expense during 2008 and 2007, respectively. In 2007, we also recorded an impairment charge of $3.2 million related to purchased technology and certain related fixed assets.

NOTE 22. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, we adopted the Financial Accounting Standards Board ("FASB") Statement No. 157, Fair Value Measurements ("SFAS 157"), for financial assets and liabilities. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The statement indicates, among other things, that a fair value measurement assumes a transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. In accordance with FASB Staff Positions (FSP) 157-2, we will defer adoption of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. The company is currently assessing the impact of SFAS 157 for nonfinancial assets and liabilities on our consolidated financial position and results of operations.

In order to increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a hierarchy for observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

- Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
- Level 2: Observable inputs other than quoted prices in active markets, but corroborated by market data.
- Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

For derivative assets and liabilities that utilize Level 2 inputs we prepare estimates of future cash flows of our derivatives, which are discounted to a net present value. The estimated cash flows and the discount factors used in the valuation model are based on observable inputs, and incorporate non-performance risk (the credit standing of the counterparty when the derivative is in a net asset position, and the credit standing of Hexcel when the derivative is in a net liability position). Below is a summary of valuation techniques for all Level 2 financial assets and liabilities:

- Cross-Currency interest rate swap derivative liabilities — valued using LIBOR and EURIBOR yield curves at the reporting date. Counterparties to these contracts are highly rated financial institutions none of which experienced any significant downgrades in 2008 that would reduce the receivable amount owed, if any, to the Company.
- Foreign exchange derivative assets and liabilities — valued using quoted forward foreign exchange prices at the reporting date. Counterparties to these contracts are highly rated financial institutions none of which experienced any significant downgrades in 2008 that would significantly reduce the receivable amount owed, if any, to the Company.
- Money market funds — considered available-for-sale, and classified as cash equivalents. The adoption of SFAS 157 does not have a material effect on these investments.

NOTE 23. NON-OPERATING EXPENSE, NET

Non-operating expense, net, was $1.1 million and $0.1 million for the years ended December 31, 2007 and 2006, respectively. During the year ended December 31, 2007, we made mandatory principal prepayments on the term loan portion of our Senior Secured Credit Facility of $86.8 million with the net proceeds from asset sales. The asset sales related to the December 2006 sale of our 50% interest in TechFab (a joint venture of our former Reinforcements business unit), the February 2007 sale of our European Architectural business and the August 2007 sale of our EBGI business. As a result of the prepayment and early retirement of debt, we have recorded a loss resulting from the accelerated write-off of deferred financing costs of $1.1 million.

The following table presents assets and liabilities measured at fair value at December 31, 2008:

(In millions) Description	December 31, 2008	Fair Value Measurements at December 31, 2008 Level 1	 Level 2	 Level 3
Money market funds	$ 34.4	$ —	$ 34.4	$ —
Foreign currency exchange contracts	5.0	—	5.0	—
Total assets	$ 39.4	$ —	$ 39.4	$ —
Foreign currency exchange contracts	$ 13.1	$ —	$ 13.1	$ —
Cross-currency interest rate swaps	7.3	—	7.3	—
Total liabilities	$ 20.4	$ —	$ 20.4	$ —

NOTE 24. QUARTERLY FINANCIAL AND MARKET DATA (UNAUDITED)

Quarterly financial and market data for the years ended December 31, 2008 and 2007 were:

(In millions)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008				
Net sales	**$ 344.5**	**$ 359.5**	**$ 331.4**	**$ 289.5**
Gross margin	**80.1**	**76.1**	**71.1**	**61.9**
Business consolidation and restructuring expenses	**0.6**	**1.2**	**0.7**	**1.3**
Other expense, net	**2.7**	**7.6**	—	—
Operating income	**36.4**	**29.3**	**35.9**	**29.3**
Non-operating expense, net	—	—	—	—
Net income from continuing operations *	**23.2**	**26.7**	**33.0**	**28.3**
Income (loss) from discontinued operations, net of tax	—	—	—	—
Net income available to common shareholders	**23.2**	**26.7**	**33.0**	**28.3**
Income from continuing operations				
Basic	**$ 0.24**	**$ 0.28**	**$ 0.34**	**$ 0.29**
Diluted	**$ 0.24**	**$ 0.27**	**$ 0.34**	**$ 0.29**
Net income per common share:				
Basic	**$ 0.24**	**$ 0.28**	**$ 0.34**	**$ 0.29**
Diluted	**$ 0.24**	**$ 0.27**	**$ 0.34**	**$ 0.29**
Market price:				
High	**$ 23.88**	**$ 26.46**	**$ 21.43**	**$ 13.20**
Low	**$ 18.48**	**$ 18.45**	**$ 13.36**	**$ 5.76**
2007				
Net sales	$282.6	$289.8	$281.1	$317.6
Gross margin	71.5	70.4	66.9	74.2
Business consolidation and restructuring expenses	1.1	0.5	2.6	3.2
Other expense, net	—	—	—	12.6
Operating income	29.9	34.0	30.2	20.8
Non-operating expense, net	0.4	—	0.5	0.1
Net income from continuing operations	14.8	17.5	18.1	13.0
Income (loss) from discontinued operations	8.7	(8.7)	(0.8)	(1.2)
Net income (loss) available to common shareholders	23.5	8.8	17.3	11.8
Income from continuing operations				
Basic	$ 0.16	$ 0.18	$ 0.19	$ 0.14
Diluted	$ 0.15	$ 0.18	$ 0.19	$ 0.13
Net income (loss) per common share:				
Basic	$ 0.25	$ 0.09	$ 0.18	$ 0.12
Diluted	$ 0.24	$ 0.09	$ 0.18	$ 0.12
Market price:				
High	$20.30	$23.85	$27.91	$27.19
Low	$16.20	$19.26	$20.03	$19.95

* Net income from continuing operations for the fourth quarter of 2008 includes an adjustment for deferred tax assets related to U.S. net operating losses that became available as of the second quarter of 2008 as a result of implementation of certain tax planning strategies. We identified unrecorded deferred tax assets as of December 31, 2008. The impact of this adjustment is an increase in deferred tax assets of $3.2 million and a corresponding reduction of tax expense.

MANAGEMENT'S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

Hexcel management has prepared and is responsible for the consolidated financial statements and the related financial data contained in this report. These financial statements, which include estimates, were prepared in accordance with accounting principles generally accepted in the United States of America. Management uses its best judgment to ensure that such statements reflect fairly the consolidated financial position, results of operations and cash flows of the Company.

The Audit Committee of the Board of Directors reviews and monitors the financial reports and accounting practices of Hexcel. These reports and practices are reviewed regularly by management and by our independent registered public accounting firm, PricewaterhouseCoopers LLP, in connection with the audit of our consolidated financial statements. The Audit Committee, composed solely of outside directors, meets periodically, separately and jointly, with management and the independent registered public accounting firm.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Hexcel management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Hexcel management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on our assessment, management concluded that, as of December 31, 2008, our internal control over financial reporting was effective.

The effectiveness of Hexcel's internal control over financial reporting, as of December 31, 2008, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report that appears on page 66.

Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholders of
Hexcel Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of Hexcel Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1 and 8 to the consolidated financial statements, the Company changed the manner in which it accounts for defined benefit and other postretirement plans in 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Stamford, Connecticut
February 12, 2009

Hexcel Corporation
Comparison of Five-Year Cumulative Total Shareholder[1] Return
December 2003 through December 2008

HEXCEL CORPORATION, S&P 500, AEROSPACE/DEFENSE PRODUCTS AND SERVICES, AND CUSTOM PEER GROUP


$400
$350
$300
$250
$200
$150
$100
12/03
12/04
12/05
12/06
12/07
12/08

■ Hexcel Corporaton
■ Custom Peer Group
■ Aerospace/Defense Products and Services
S&P 500

Date	Hexcel Corporation	S&P 500	Aerospace/ Defense Products and Services	Custom Peer Group
December 2003	$100.00	$100.00	$100.00	$100.00
December 2004	$195.68	$110.85	$125.72	$123.34
December 2005	$243.59	$116.28	$140.18	$151.12
December 2006	$234.95	$134.61	$179.13	$190.94
December 2007	$327.67	$141.99	$227.28	$265.49
December 2008	$ 99.73	$ 89.54	$139.90	$133.50

(1) Total shareholder return assuming $100 invested on December 31, 2003 and reinvestment of dividends on quarterly basis.

THIS PAGE INTENTIONALLY LEFT BLANK.

Hexcel Corporation

BOARD OF DIRECTORS

David E. Berges
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER
HEXCEL CORPORATION

Joel S. Beckman
MANAGING PARTNER
GREENBRIAR EQUITY GROUP LLC
COMPENSATION COMMITTEE
FINANCE COMMITTEE*

Lynn Brubaker
RETIRED AEROSPACE EXECUTIVE
COMPENSATION COMMITTEE
NOMINATING & CORPORATE
GOVERNANCE COMMITTEE

Jeffrey C. Campbell
EXECUTIVE VICE PRESIDENT &
CHIEF FINANCIAL OFFICER
MCKESSON CORPORATION
AUDIT COMMITTEE*

Sandra L. Derickson
RETIRED FINANCIAL SERVICES EXECUTIVE
NOMINATING & CORPORATE GOVERNANCE
COMMITTEE*
COMPENSATION COMMITTEE

W. Kim Foster
SENIOR VICE PRESIDENT &
CHIEF FINANCIAL OFFICER
FMC CORPORATION
AUDIT COMMITTEE

Jeffrey A. Graves
PRESIDENT & CEO
C&D TECHNOLOGIES, INC
NOMINATING & CORPORATE GOVERNANCE
COMMITTEE
FINANCE COMMITTEE

David C. Hill
FORMER PRESIDENT AND CEO
SUN CHEMICAL CORPORATION
AUDIT & FINANCE COMMITTEES

David C. Hurley
VICE CHAIRMAN
PRIVATAIR
AUDIT COMMITTEE

David L. Pugh
CHAIRMAN & CEO, APPLIED INDUSTRIAL
TECHNOLOGIES
COMPENSATION COMMITTEE*

*Denotes Committee Chair

EXECUTIVE OFFICERS

David E. Berges
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER

Doron D. Grosman
PRESIDENT

Wayne Pensky
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

Ira J. Krakower
SENIOR VICE PRESIDENT,
GENERAL COUNSEL AND SECRETARY

Robert G. Hennemuth
SENIOR VICE PRESIDENT,
HUMAN RESOURCES

Mark I. Clair
VICE PRESIDENT, CORPORATE CONTROLLER AND
CHIEF ACCOUNTING OFFICER

Michael J. MacIntyre
TREASURER

Andrea Domenichini
VICE PRESIDENT, OPERATIONS

CORPORATE INFORMATION

Executive Offices
Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901-3238
(203) 969-0666
www.hexcel.com

INVESTOR RELATIONS

To receive Hexcel's 10-K and other financial publications free of charge, please contact the Investor Relations Department at Hexcel's Executive Offices, or at www.hexcel.com

TRANSFER AGENT & REGISTRAR

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
(800) 937-5449
info@amstock.com

STOCK EXCHANGES

Hexcel common stock is listed on the New York Stock Exchange under the symbol "HXL"

Hexcel has included as exhibits to its Annual Report on Form 10-K for fiscal year 2008 filed with the Securities and Exchange Commission the certificates of Hexcel's Chief Executive Officer and Chief Financial Officer required under section 302 of the Sarbanes-Oxley act. Hexcel's Chief Executive Officer submitted to the New York Stock Exchange (NYSE) in 2008 a certificate certifying that he is not aware of any violations by Hexcel of NYSE corporate governance listing standards.

ABOUT HEXCEL

Hexcel is a leading international producer of advanced composite materials, serving commercial aerospace, space and defense and various industrial markets. The Company is a leader in the production of honeycombs, prepregs and other fiber-reinforced matrix systems, woven and specialty reinforcements, carbon fibers and aircraft structures. Hexcel materials are used in thousands of products, making everyday life easier and safer for millions of people around the world. The lightweight, tailorable nature of our materials has helped transform numerous industries over the past 61 years by making products lighter, stronger and faster. We are the strength within many of today's lightweight, high-performance products.

Stock Price	2008	2007	2006
High	$26.46	$27.91	$24.91
Low	$ 5.76	$16.20	$13.28

As of March 16, 2009, Hexcel had approximately 33,260 stockholders.

PAGE 5 BOEING 787 HEXCEL SUPPLIES MATERIALS FOR A LARGE VARIETY OF PARTS ON THE 787 INCLUDING BUT NOT LIMITED TO THE WINDOW FRAMES, THE ENGINE NACELLES, PORTIONS OF THE LANDING GEAR SUPPORTS, FRONT FAN BLADES ON GE ENGINES, SOME EMPENNAGE STRUCTURE PLUS MATERIALS USED IN FLIGHT CONTROL SURFACES AND WING LEADING EDGE.

DESIGN SUNDBERG & ASSOCIATES INC, NYC

PHOTOGRAPHY SAFRAN: JEAN MARIE LIOT / DPPI WIND TURBINE: COURTESY OF VESTAS WIND SYSTEMS AS